
10012198

2009 Annual Report

NOTICE OF ANNUAL MEETING & PROXY STATEMENT

PEPBOYS


RECEIVED
MAY - 3 2010


Manny
Jack

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

LETTER TO OUR SHAREHOLDERS

2009 was a rewarding year for The Pep Boys – Manny, Moe & Jack, thanks to our associates and their passionate commitment to our customers. We started the year by making a "Back in Black" commitment to return to profitability, and we met that commitment by making more money in 2009 than we had in the previous twelve years combined. We have also started to grow again, adding 25 new locations in 2009.

VISION AND STRATEGIES

Our vision is to be The Automotive Solutions Provider of Choice for the Value Oriented Customer, and we have four strategies to achieve this vision:

Earn the TRUST of our Customers every day. We do this by delivering a customer experience that is based on Speed, Expertise, Respect and Value.

The customer experience starts with our associates. We have focused on hiring, training and development, and converting compensation to performance-based plans. Our associate retention continues to improve, as does our associates' level of pride in their workplace and their company. We will continue to focus on building the expertise of our advisors, mechanics and technicians, and providing appropriate incentives to put Customers First.

Customers First is our commitment, and we have made great strides with better looking and easier to shop stores, more consistent execution and an improved customer experience. As a result, our customer service scores continue to improve. Our rallying cry for 2010 is to "Get to Great" through even more consistent execution. It starts with our associates, but process is also important. That is why we continue to simplify and streamline our operations, so that our associates are in a better position to put Customers First.

The changes we have made in our marketing messaging and media are also resonating with our customers, and we are spending less but touching more customers. Our Rewards program is a one of kind in the industry, in that it benefits customers whether they choose to do it themselves or have us do it for them. We now have over five million members, which is helping to drive customer count increases and repeat business through discounted towing, free services and rewards points for purchases.

The sum of these initiatives and those below positions us to produce sustainable sales increases going forward.

Lead with our Service business and grow through our Service & Tire Centers. We do this by being a full service - tire, maintenance and repair - shop that *DOES EVERYTHING. FOR LESS.*

We have full service capability in our bays. We have ASE certified technicians in every store. We invest significantly in training and equipment. Our most recent service additions this year were advanced diagnostic equipment to service today's more complex vehicles, training and equipment to service hybrid vehicles and 29 minute oil changes to serve time-starved customers.

When customers rely on us every day to keep their cars and trucks running properly, we do it for less because our size and business model allow us to buy quality parts at lower prices and pass those savings onto our customers.

We opened 25 new stores in 2009 – 24 Service & Tire Centers and one smaller prototype Supercenter. Our plans call for 40 more new locations in 2010, followed by 80 in 2011. This growth plan allows us to leverage our Supercenters - inventory, delivery operations and marketing - while improving our market density. The typical

Service & Tire Center is full service with approximately six service bays and $1 million in expected sales. Our Supercenters were built to be destination stores. Our Service & Tire Centers offer customer convenience, allowing us to be close to our customers' home or work. They are also lower in cost and more efficient.

Establish a differentiated Retail experience by leveraging our Automotive Superstore. Because of the size of our stores we are able to provide the highest level of replacement parts coverage and the broadest range of maintenance, performance and appearance products and accessories. Our combination of service and retail makes us a leading installer of automotive aftermarket products also. Category management is the process we use to make sure that we have the right offering for our customers in each store.

We are focused on core automotive and we have three enhanced automotive offerings in different stages of rollout. Superhubs are stores with enhanced parts coverage to maximize parts availability in the market. Speed Shops serve automotive enthusiasts - whether muscle car, import performance or sport truck - with niche products and expert associates. And sales and installation technicians install automotive after-market products like electronics and accessories.

Leverage our Automotive Superstore to provide the most complete offering for our Commercial customers. We support other installers also, not just with parts and fluids but also with tires, equipment, accessories and services. Like our Service & Tire Centers, this leverages our inventory and delivery operations.

OPERATIONAL TURNAROUND

We have started year three of our plan to turnaround The Pep Boys, which has enjoyed such a rich history since its founding in 1921. 2008 was our "year of disruptive change", as we made the foundational changes we knew we needed to make despite their disruption to our operations. 2009 was our "year of positive change", as our organization and business underwent a second year of dramatic change, but with a positive impact on our associates, our customers and our results. And now we enter 2010, our "year of optimization and execution", which is characterized by putting together most of the remaining pieces to our business model and improving the consistency of our execution.

We still have more opportunities to improve our profitability. Over time, we are targeting a mid and then highsingle digit operating margin by continuing to improve our operational disciplines and through growth in our Service & Tire Centers. In addition to returning to profitability, our balance sheet is also healthy, as we have reduced inventory levels while improving parts coverage. We also continue to sell and leaseback operating stores when advantageous and to sell the remaining surplus properties in our portfolio. As of year-end, we had no borrowings against our line of credit and $39 million of cash on hand.

In summary, we love what we do, we are very positive about our future, and we are driven to achieve our vision to become The Automotive Solutions Provider of Choice for the Value Oriented Customer.



Michael R. Odell
Chief Executive Officer
April 30, 2010

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

It is our pleasure to invite you to Pep Boys 2010 Annual Meeting of Shareholders. This year's meeting will be held on Thursday, June 17, 2010, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania. The meeting will begin promptly at 9:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) The ratification of the appointment of our independent registered public accounting firm.

(Item 3) The approval of the amendment and restatement of our 2009 Stock Incentive Plan to allow grants of performance-based awards to be deductible under Section 162(m) of the Internal Revenue Code.

(Item 4) A shareholder proposal regarding the vote required to amend our bylaws, if presented by its proponent.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting. All shareholders of record at the close of business on Friday, April 9, 2010 are entitled to vote at the meeting and any postponements or adjournments. Your vote is important to us. Please vote as soon as possible in one of the following ways:

- By Internet by visiting the website shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By telephone by calling the toll-free telephone number shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By mail, if you requested printed proxy materials, by returning the proxy card in the postage-paid envelope provided.
- By following the instructions on your proxy materials if your shares are held in the name of your bank, broker or other holder of record.

Whether or not you plan to attend the meeting, please make sure that your shares are represented by voting in advance of the meeting using one of these methods.



Brian D. Zuckerman
Secretary
April 30, 2010

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Thursday, June 17, 2010, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania and will begin promptly at 9:00 a.m.

The Company's Proxy Statement and 2009 Annual Report are available at www.proxyvote.com.

We are pleased to be using a procedure approved by the Securities and Exchange Commission (SEC) that allows companies to furnish their proxy materials to shareholders over the Internet instead of mailing full sets of the printed materials. We believe that this procedure will reduce costs, provide greater flexibility to our shareholders and reduce the environmental impact of our Annual Meeting. On or about April 30, 2010, we started mailing to our shareholders a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions on how to access and read our Proxy Statement and our 2009 Annual Report on the Internet and to vote online. **If you received a Notice of Internet Availability by mail, you will not receive paper copies of the Proxy Materials in the mail unless you request them.** Instead, the Notice of Internet Availability instructs you on how to access and read the Proxy Statement and Annual Report and how you may submit your proxy over the Internet. If you would like to receive a printed copy of the materials, please follow the instructions on the Notice of Internet Availability for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the Internet, this Proxy Statement, form of proxy card, and our 2009 Annual Report on or about April 30, 2010.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors.
- The ratification of the appointment of our independent registered public accounting firm.
- The approval of the amendment and restatement of our 2009 Stock Incentive Plan to allow grants of performance-based awards to be deductible under Section 162(m) of the Internal Revenue Code.
- A shareholder proposal regarding the vote required to amend our bylaws, if presented by its proponent.

In addition, we will report on our business operations and will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 9, 2010. As of the record date, 52,451,086 shares were outstanding.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to one vote per share on all matters including in uncontested elections of directors.

In contested elections of directors, elections where the number of nominees exceeds the number of directors to be elected, each shareholder is entitled to vote cumulatively. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly and without satisfying any condition precedent, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote?

You may vote using any of the following methods:

- **Internet**. You may vote your shares by the Internet. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. The web site for Internet voting is also listed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials. Internet voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 16, 2010. You will be able to confirm that the system has properly recorded your vote. **If you vote via the Internet, you do NOT need to return a proxy card or voting instruction form.**

- **Telephone**. If located in the United States or Canada, you can vote your shares by telephone by calling the toll-free telephone number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable, and following the recorded instructions. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. Telephone voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 16, 2010. You will be able to confirm that the system has properly recorded your vote. **If you vote by telephone, you do NOT need to return a proxy card or voting instruction form.**

- **Mail**. If you received printed copies of the proxy materials by mail, you can vote by mail. Simply complete and sign the proxy card and return it in the postage-paid envelope included in the materials. If you hold your shares through a bank or brokerage account, please complete and mail the voting instruction form in the envelope provided.

- **Ballot at the Annual Meeting**. You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy using one of the foregoing methods.

Your shares will be voted as you direct. If you sign and return a proxy card prior to the meeting that does not contain instructions, your shares will be voted as recommended by the Board of Directors.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by (i) providing a later dated vote by Internet or telephone, (ii) delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary or (iii) attending the meeting, requesting that your previously delivered proxy be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 9, 2010 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 52,451,086 shares were outstanding on the record date, at least 26,225,544 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

If a shareholder is the beneficial owner of shares held in "street name" by a bank or brokerage firm, such bank or brokerage firm, as the record holder of the shares, is required to vote those shares in accordance with such shareholder's instructions. If the shareholder does not give instructions to such bank or brokerage firm, it will nevertheless be entitled to vote the shares with respect to certain "discretionary" items, but will not be permitted to vote such shareholder's shares with respect to "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes." Shares treated as broker non-votes will be included for purposes of calculating the presence of a quorum. Otherwise, shares represented by broker non-votes will be treated as shares not entitled to vote on a proposal.

How many votes are needed to elect directors?

In uncontested elections, a director nominee will only be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. This is commonly referred to as a "majority vote." An "abstain" vote will have no effect on the outcome of the election, but will be counted for purposes of determining whether a quorum is present. Under Pennsylvania law, if an incumbent director does not receive a majority vote, then the incumbent director will continue to serve on the Board of Directors until his or her successor is elected and qualified. However, an incumbent director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of Pep Boys and our shareholders and will publicly disclose its decision and rationale within 90 days.

In contested elections, the nominees who receive the most votes cast "for" at the annual meeting will be elected.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter. Abstentions are not considered votes "cast" for matters, and therefore will have no effect on the vote for matters and will not be considered in determining whether such proposals have received the requisite shareholder vote.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors.
- **FOR** the ratification of the appointment of our independent registered public accounting firm.
- **FOR** the approval of the amendment and restatement of our Stock Incentive Plan to allow grants of performance-based awards to be deductible under Section 162(m) of the Internal Revenue Code.
- **AGAINST** the shareholder proposal regarding the vote required to amend our bylaws, if presented by its proponent.

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement

Filings made by companies with the SEC sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746[(a)]	4,084,251	7.8%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022[(b)]	3,538,828	6.7%
Glenhill Advisors LLC and affiliates 156 West 56th Street, 17th Floor New York, NY 10019[(c)]	3,325,900	6.3%

(a) Based upon information disclosed in a Schedule 13G/A filed on February 8, 2010. Dimensional Fund Advisers LP disclaims beneficial ownership of such shares.

(b) Based upon information disclosed in a Schedule 13G filed on January 29, 2010.

(c) Based upon information disclosed in a Schedule 13G/A filed on February 16, 2010.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares our directors and executive officers named in the Summary Compensation Table beneficially owned on April 9, 2010. The business address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[(a)]	Percent of Outstanding Shares
James A. Mitarotonda[(b)]	2,448,260	4.7%
Michael R. Odell	223,383	+
Raymond L. Arthur	182,044	+
Max L. Lukens	150,145	+
Scott A. Webb	109,437	+
Joseph A. Cirelli	100,854	+
Nick White	66,500	+
Robert H. Hotz	48,141	+
John T. Sweetwood	48,141	+
Jane Scaccetti	47,341	+
William E. Shull III	34,813	+
James A. Williams	33,581	+
M. Shân Atkins	27,941	+
Irvin D. Reid	5,312	+
Directors and executive officers as a group (16 people)	3,647,349	6.9%

\+ Represents less than 1%.

(a) Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes shares that can be acquired through stock option exercises through June 8, 2010: Mitarotonda – 4,768; Odell – 76,934; Arthur – 80,001; Webb – 26,668; Cirelli 37,559; White – 4,732; Hotz – 11,850; Sweetwood – 24,350; Scaccetti – 20,350; Shull – 14,001; Williams – 4,768; Atkins – 11,850; Reid – 1,669; and as a group – 371,017.

(b) Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp., which is the general partner of Barington Capital Group, L.P., which is the majority member of each of Barington Companies Investors, LLC ("Barington Investors") and Barington Companies Advisors, LLC ("Barington Advisors"). Barington Investors is the general partner of Barington Companies Equity Partners, L.P. ("Barington"). Barington Advisors is the general partner of Barington Investments, L.P. ("Barington Investments"). Barington and Barington Investments beneficially own 1,443,899 and 991,780 shares of Pep Boys Stock, respectively. Mr. Mitarotonda disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently consists of 10 members, nine non-management directors and our Chief Executive Officer. All of our current directors have been nominated for re-election.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2011 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The nominees standing for election are:

Jane Scaccetti Director since 2002

Ms. Scaccetti, 56, a CPA, is the Chief Executive Officer of Drucker & Scaccetti PC, a public accounting and business advisory firm, of which she has a been a principal since 1990. Ms. Scaccetti currently serves as a director of Nutrition Management Services Company and, during the past five years, served as a director of Di Giorgio Corporation. Ms. Scacetti's financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

John T. Sweetwood Director since 2002

Mr. Sweetwood, 62, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately as President of The Americas, of Six Continents Hotels (currently, Intercontinental Hotels Group), a division of Six Continents PLC (currently IHG PLC) that operates hotels under the InterContinental, Crown Plaza, Holiday Inn and other brands. Mr. Sweetwood's marketing and service industry expertise, together with his familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

M. Shân Atkins Director since 2004

Ms. Atkins, 53, a CPA and Chartered Accountant, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President – Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins currently serves as a director of Shoppers Drug Mart Corporation, Spartan Stores, Inc. and Tim Hortons Inc. Ms. Atkins' retail industry, operations, strategic planning and financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

Robert H. Hotz Director since 2005

Mr. Hotz, 65, is Senior Managing Director, Co-Head of Investment Banking, a member of the Operating Committee and Co-Chairman of Houlihan Lokey Howard & Zukin, Inc, where he has been employed since 2002. Mr. Hotz currently serves as a director of Universal Health Services, Inc. Mr. Hotz' financial, M&A and regulatory expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

James A. Mitarotonda Director since August 2006

Mr. Mitarotonda, 55, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm that he co-founded in 1991. Mr. Mitarotonda served as the President and Chief Executive Officer of Dynabazaar, Inc. from May 2006 until April 2007 and January 2004 until December 2004. Mr. Mitarotonda also served as the Co-Chief Executive Officer and Co-Chairman of L Q Corporation, Inc. from April 2003 until May 2004 and as its sole Chief Executive Officer from May 2004 until October 2004. Mr. Mitarotonda currently serves as a director of A. Schulman, Inc., Griffon Corporation and Sielox, Inc. and, during the past five years, served as a director of Dynabazaar, Inc. and L Q Corporation, Inc. Mr. Mitarotonda's status as a significant shareholder, financial and corporate governance expertise, experiences as a chief executive officer, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director and former Chairman of the Board were the primary qualifications resulting in his nomination for re-election.

Nick White Director since August 2006

Mr. White, 65, is President and Chief Executive Officer of White & Associates, a management consulting firm that he founded in 2000. From 1973 through 2000, Mr. White held numerous executive and management level positions with Wal-Mart Stores, Inc., including Executive Vice President and General Manager of the Supercenter division from 1990 to 2000 and Executive Vice President and General Manager of Sam's Wholesale Club from 1985 through 1989. Mr. White currently serves as a director of Dillard's, Inc and, during the past five years, served as a director of Gold Toe Corporation, Oneida Ltd. and Playtex Products, Inc. Mr. White's retail industry, operations and merchandising expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

James A. Williams Director since August 2006

Mr. Williams, 67, retired in 2008 from his position of Corporate President and Vice Chairman of GoldToeMoretz, LLC, the resultant parent company formed as a result of the merger of Gold Toe Brands, Inc. and Moretz Sports, Inc. in October 2006. From 1990 through October 2006, Mr. Williams served as the President and Chief Executive Officer of Gold Toe Brands, Inc., the largest branded sock manufacturer in the United States. During the past five years, Mr. Williams served as a director of Gold Toe Corporation. Mr. Williams' experiences as a chief executive officer, supply chain and financial expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Irvin D. Reid Director since December 2007

Dr. Reid, 69, is the President Emeritus and Eugene Applebaum Professor, Community Engagement, at Wayne State University, an urban research university located in Detroit, Michigan and served two three-year terms on the Board of the Federal Reserve Bank of Chicago (Detroit Branch). Mr. Reid currently serves as a director of A. Schulman, Inc. and Mack-Cali Realty Corporation and, during the past five years, served as a director of Handleman Corporation. Mr. Reid's financial and regulatory expertise, public-company director experience, familiarity with Pep Boys' business garnered through his tenure as a Director and diversity were the primary qualifications resulting in his nomination for re-election.

Michael R. Odell Director since July 2008

Mr. Odell, 46, has been our Chief Executive Officer since September 22, 2008. He joined Pep Boys in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group. Mr. Odell's position as our Chief Executive Officer and his automotive aftermarket, retail industry, service industry, operations and financial expertise were the primary qualifications resulting in his nomination for re-election.

Max L. Lukens Director and Chairman of the Board since June 2009

Mr. Lukens, 62, is retired. He was the President and Chief Executive Officer of Stewart & Stevenson Services, Inc., a company primarily engaged in the design, manufacture and service of military tactical vehicles, from March 2004 until May 2006 when the company was sold. He served as Interim Chief Executive Officer and President of Stewart & Stevenson from September 2003 until March 2004, and as Chairman of the Board from December 2002 to March 2004. From 1981 until January 2000, Mr. Lukens worked for Baker Hughes Incorporated, an oilfield services company, in a number of capacities, including Chairman of the Board, President and Chief Executive Officer. Mr. Lukens served on our Board of Directors from August 2006 until October 2007, when he resigned for personal reasons due to the illness of a family member. Mr. Lukens currently serves as a director of Westlake Chemical Corporation and, during the past five years, served as a director of NCI Building Systems Inc. Mr. Lukens' experiences as a chief executive officer, service industry and financial expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Each of Messrs. Mitarotonda, Reid, White and Williams was originally appointed to the Board pursuant to the terms of an agreement between the Company and a group of investors led by Barington Capital Group, L.P. Such agreement has since expired.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and members of the Board), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com, or which will be provided in writing, free of charge, to any shareholder upon request to: Pep Boys, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The information on our website is not part of this Proxy Statement. References to our website herein are intended as inactive textual references only.

As required by the New York Stock Exchange (NYSE), promptly following our 2009 Annual Meeting, our CEO certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards.

Diversity. While the Board has not adopted a formal diversity policy, in accordance with the Board's Code of Conduct, the Nominating and Governance Committee annually reviews with the full Board, the appropriate skills and characteristics required of Directors and nominees in the context of the current make-up of the Board, including diversity of age, gender, ethnicity and personal experiences.

Independence. An independent director is independent from management and free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. In reaching such an opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the NYSE. The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, all of our current directors, except our Chief Executive Officer, Mr. Odell, are independent. All Committees of the Board consist entirely of independent directors.

Executive Sessions of the Independent Directors. Our non-executive Chairman, Mr. Lukens, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Board Leadership Structure and Role in Risk Oversight. Pep Boys currently separates the roles of Chairman of the Board and Chief Executive Officer. Given the relatively short tenure of both our current Chairman of the Board and Chief Executive Officer, the Board believes that the separation of these roles currently allows the Chief Executive Officer to focus his efforts primarily on the successful short and long-term operations of the Company for the benefit of all its constituents, while allowing the Chairman of the Board to manage the operation of the Board in its oversight of the Chief Executive Officer and Pep Boys' strategic direction.

Pep Boys has adopted an enterprise risk oversight program pursuant to which management, lead by Pep Boys' Chief Financial Officer and General Counsel, together with the Audit Committee identifies the most significant risks faced by the Company. On a quarterly basis, management assesses the status of these risks and the Company's mitigation efforts against them, which are reporting in writing to the full Board and discussed in detail with the Audit Committee and in summary fashion with the full Board.

Compensation Policies and Practices Risk. Pep Boys' compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Personal Loans to Executive Officers and Directors. Pep Boys has no personal loans extended to its executive officers or directors.

Director Attendance at the Annual Meeting. All Board members are strongly encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election attended the 2009 Annual Meeting.

Communicating with the Board of Directors. Interested parties should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all interested party communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Compensation Committee Interlocks and Insider Participation

Ms. Atkins and Messrs. Hotz and Mitarotonda are the current members of our Compensation Committee. None of these members is or has been an officer or employee of Pep Boys or has any relationship with Pep Boys requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Pep Boys serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Pep Boys' Board of Directors or Compensation Committee.

Meetings and Committees of the Board of Directors

The Board of Directors held eight meetings during fiscal 2009. During fiscal 2009, each director standing for re-election attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees. All Committee members are "independent" as defined by the listing standards of the NYSE.

Audit Committee. Ms. Scaccetti (chair), Mr. Hotz, Dr. Reid and Mr. Williams are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met 8 times during fiscal 2009.

Compensation Committee. Ms. Atkins (chair) and Messrs. Hotz and Mitarotonda are the current members of the Compensation Committee. The Compensation Committee recommends the compensation structure, components and levels for all of Pep Boys' officers. The Compensation Committee met 13 times during fiscal 2009.

Nominating and Governance Committee. Messrs. Sweetwood (chair), Mitarotonda and Reid are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met six times during fiscal 2009.

Operating Efficiency Committee. The Board has appointed a special committee that meets from time-to-time to assist management with identifying and realizing opportunities to improve operational performance. The Committee currently consists of Mr. White (chair), Ms. Atkins and Mr. Williams.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our By-laws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee;
- the name of the proposed nominee;
- the proposed nominee's principal occupation and employment for the past 5 years;
- a description of any other directorships held by the proposed nominee; and
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee.

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's professional background and experience, judgment and diversity (age, gender, ethnicity and personal experiences) and his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the full Board and our Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be recommended to the full Board, such candidate is generally interviewed by each member of the Nominating and Governance Committee and meets, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the Chief Executive Officer.

How are directors compensated?

Base Compensation. Each non-management director (other than the Chairman of the Board) receives an annual director's fee of $35,000. Our Chairman of the Board receives an annual director's fee of $80,000.

Committee Compensation. Directors serving on our committees also receive the following annual fees.

	Chair	Member
Audit	$25,000	$15,000
Compensation	$10,000	$ 5,000
Nominating and Governance	$10,000	$ 5,000
Operating Efficiency	$10,000	$ 5,000

Equity Grants. The 2009 Stock Incentive Plan provides for an annual equity grant having an aggregate value of $45,000 to non-management directors. The Stock Incentive Plan is administered, interpreted and implemented by the Compensation Committee of the Board of Directors.

The table details the compensation paid to non-employee directors during the fiscal year ended January 30, 2010.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
M. Shân Atkins	51,667	45,000	96,667
Robert H. Hotz	52,500	45,000	97,500
Max L. Lukens	40,000	45,000	85,000
James A. Mitarotonda	60,000	45,000	105,000
Irvin D. Reid	52,500	45,000	97,500
Jane Scaccetti	60,000	45,000	105,000
John T. Sweetwood	47,500	45,000	92,500
Nick White	45,833	45,000	90,833
James A. Williams	55,000	45,000	100,000

Certain Relationships and Related Transactions

The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy. Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company's legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company. The full Board of Directors reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulation S-K. In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. No such relationships or transactions of a nature required to be disclosed under Item 404 of Regulation S-K currently exist.

Involvement of Certain Legal Proceedings

None of our directors or executive officers are currently involved, or have been involved during the last ten years, in a legal proceeding of the type required to be disclosed under Item 402 of Regulation S-K.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Ms. Scaccetti (chair), Mr. Hotz, Mr. Reid and Mr. Williams are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as an Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report as a result of such audit and to issue an attestation of management's assertion of Pep Boys internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors, the independent registered public accounting firm, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent registered public accounting firm, management's report, and the independent registered public accounting firm's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the discussions and reviews referred to above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 30, 2010 filed with the SEC.

This report is submitted by: Jane Scaccetti; Robert H. Hotz; Irvin D. Reid; and James A. Williams.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the aggregate fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates.

Fiscal Year	2009	2008
Audit Fees	$1,542,601	$2,337,119
Audit-Related Fees	0	15,034
Tax Fees	61,132	113,771
All Other Fees	0	0
Total	$1,603,733	$2,465,924

Audit Fees. Audit Fees billed in fiscal 2009 and fiscal 2008 consisted of (i) the audit of our annual financial statements, (ii) the audit of our internal control over financial reporting, (iii) the reviews of our quarterly financial statements and (iv) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Audit-Related Fees. Audit-Related Fees billed in fiscal 2008 consisted of providing third party access to work papers.

Tax Fees. Tax Fees billed in fiscal 2009 and 2008 consisted of tax compliance services in connection with tax audits and appeals.

The Audit Committee annually engages Pep Boys' independent registered public accounting firm and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2009, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning the independence of independent registered public accounting firms promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services by Deloitte & Touche LLP was compatible with maintaining their independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction.

In June 2009, in accordance with our Committee Chair rotation policy, Ms. Atkins became the new chair of our Compensation Committee. At the same time, due to changes in the makeup of our full Board, Messrs. Hotz and Mitarotonda were appointed to the Compensation Committee. In recognition of this reconstitution of our Compensation Committee, regulatory changes to executive compensation disclosures and the heightened public scrutiny on executive compensation, the Compensation Committee commenced a full review of all of our executive compensation policies and practices. This review resulted in certain modifications to our executive compensation policies and practices (effective commencing in fiscal 2010), which are designed to continue to align executive compensation with our short and long-term financial objectives and performance including, building shareholder value. Enhancements made to our compensation polices and practices are detailed in this discussion and analysis under the subheading "**2010 Update**." Unless otherwise indicated, all other discussion and analysis relates to our compensation policies and practices in place during, and compensation paid in consideration of service rendered in, fiscal 2009.

Summary.

The compensation provided to the executives listed in the Summary Compensation Table, whom we refer to as our named executive officers, consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and health and welfare benefits. Our executive compensation program for fiscal 2009 was designed to attract and retain highly-qualified individuals and to reward such individuals for their efforts in achieving our corporate objectives, and was based upon four principles:

- **Performance-oriented.** Ensuring the alignment of shareholder, corporate and individual goals.
- **Value-oriented.** Ensuring optimum value creation, while considering tax effectiveness, accounting impact, overhang and dilution considerations.
- **Fairness.** Ensuring compensation is equitable relative to an individual's role and contribution.
- **Corporate Ownership.** Building executive stock ownership to demonstrate commitment to and faith in the future of Pep Boys.

For fiscal 2009, all program components were designed to be competitive with our peer group, with the opportunity to earn more or less based on performance. Our 2009 peer group consisted of the following competitors and comparably-sized specialty retailers: AutoZone, Advance Auto Parts, Monro Muffler & Brake, O'Reilly Automotive, Border's, Cost Plus, Dick's Sporting Goods, Hibbett Sports, Jo-Ann Stores, PetSmart and Williams-Sonoma. The compensation mix as a percentage of total compensation was designed to reflect market competitiveness and job level responsibility. The Compensation Committee recommended to the full Board the annual total compensation levels for all of the named executive officers (other than the Chief Executive Officer), based on recommendations made by the Chief Executive Officer and the Senior Vice President - Human Resources and in consultation with management consultants. The Compensation Committee recommended to the full Board the annual total compensation level for the Chief Executive Officer, based on recommendations made by the Senior Vice President - Human Resources and the General Counsel and in consultation with our compensation consultant Towers Perrin. To arrive at such recommendations, the chair of the Compensation Committee scheduled and developed the agenda for committee meetings in consultation with the Senior Vice President - Human Resources. The Senior Vice President - Human Resources was responsible for developing appropriate materials for the Compensation Committee's review and consideration, including recommendations as to the amount and form of executive compensation, and for reviewing these materials and recommendations with the chair of the Compensation

Committee and our compensation consultants. Our Chief Executive Officer had input on the recommendations to the Compensation Committee with respect to the compensation of our named executive officers (other than himself) and other officers. The Compensation Committee considered, but was not bound to and did not always accept, management's recommendations with respect to executive compensation. The Senior Vice President – Human Resources, regularly, and the Chief Executive Officer, on occasion, attended committee meetings, excluding portions of meetings where their own compensation was discussed.

In connection with establishing compensation levels for fiscal 2009, Towers Perrin advised the Compensation Committee on the then current competitiveness of program design and award values. The compensation consultant periodically attended committee meetings and also communicated with the chair of the Compensation Committee outside of meetings. The compensation consultant worked with management (including the Chief Executive Officer, Senior Vice President - Human Resources and General Counsel) from time to time for purposes of gathering information and reviewing and providing input to management on recommendations, proposals and materials that management took to the Compensation Committee. In fiscal 2009, Towers Perrin, who was engaged directly by the Compensation Committee, did not provide any additional services to the Company.

The Compensation Committee and the Board of Directors consider our overall compensation levels for the named executive officers to be reasonable and appropriate.

2010 Update. Effective for fiscal 2010, the Compensation Committee adopted the following statement of Executive Compensation Philosophy to further define and detail the objectives of our executive compensation program:

Pep Boys' executive compensation program is designed to:

- Enable Pep Boys to attract, retain, and motivate key executives who are critical for current and long-term success;
- Provide targeted compensation levels which are competitive as to base salary, annual incentives and long-term incentives, and which are reflective of current and/or expected future company performance levels;
- Support Pep Boys' long-range business strategy;
- Establish a clear linkage between individual performance objectives and corporate or business unit financial performance objectives; and
- Align executive compensation with shareholder interests by linking long-term incentives to increasing shareholder value, utilizing performance metrics where appropriate.

In order to maintain a competitive total compensation program, Pep Boys compares itself with a custom peer group comprised of similar-sized companies in the automotive service and retail business as well as the broader hardlines retail industry. In some cases, Pep Boys analyzes competitive practices in general industry for those positions that may be occupied by officers and executives recruited from outside of these industries.

Additional Considerations:

- Short term incentives will be structured in a manner which gives primary emphasis to meeting or exceeding the company's annual financial objectives;
- Long-term incentives will be designed to reward performance over a multi-year time frame, with vesting of awards to occur over a corresponding time period;

- The Compensation Committee may determine that payout on any short term bonus component will be contingent upon achievement of the annual budget. This decision will be made annually, when targets are set for the ensuing year;

- If the long-term incentive plan includes more than one performance dimension, the Compensation Committee may decide to treat performance on one element as a prerequisite to payout on other goals (i.e. as a 'qualifier'), whether or not threshold performance is achieved on those other dimensions;

- The Compensation Committee believes that requiring achievement of full target performance in order to trigger any payout under the annual incentive plan is generally inappropriate due to the risk of incenting poor decision making at the margin. The Compensation Committee will annually set a "threshold" performance level which is below the target objective, at which point some amount of incentive compensation will be paid;

- From time to time the Compensation Committee may decide to grant a discretionary, individual short or long term incentive award based on a specific individual's performance;

- In the spirit of encouraging over-performance against annual targets, performance above target may be rewarded disproportionately; i.e. marginal rewards for over-performance may exceed the marginal penalty for under-performance; and

- All payouts are subject to the discretion of the Compensation Committee even if targets are achieved.

Working with Towers Watson (formerly Towers Perrin), the Compensation Committee also revised our executive compensation peer group to provide an expanded set of data points from those companies with whom we compete for both customers and executive talent. The peer group expanded from 11 to 17 companies and now consists of Aarons, Advance Auto Parts, Autozone, Big 5 Sporting Goods, Cabela's, Conn's, Dick's Sporting Goods, Gander Mountain, hhgregg, Midas, Monro Muffler & Brake, O'Reilly Automotive, PetSmart, RadioShack, Rent-A-Center, Tractor Supply and West Marine.

Components of Compensation.

Base Salary. The Compensation Committee reviews base salaries annually to reflect the experience, performance and scope of responsibility of the named executive officers and to ensure that the salaries are at levels that are appropriate to retain high quality individuals. The Compensation Committee measures each named executive officer's individual performance during the applicable fiscal year on a five-point scale (1-unacceptable; 2-requires improvement; 3-satisfactory; 4-commendable; 5-outstanding) in the areas of leadership, impact and functional skills, based upon such executive officer's supervisor's assessment. An average performance value is then applied against the relative position of the named executive officer's current salary within the market range for his position and the budgeted percentage increase for all officers as a group. For example, a named executive officer with an average performance value of 5 whose current salary was at the lowest end of the market range for his position would receive the highest salary increase. While a named executive officer with an average performance value of 1 whose current salary was at the highest end of the market range for his position would theoretically receive the lowest salary increase (in practice, such executive would not receive any increase and likely would be terminated). These performance values are then applied against the relative position of the named executive officer's current salary within the market range for his position and the budgeted percentage increase for all officers as a group. Consistent with Pep Boys stated fiscal 2009 goal to return to profitability, no percentage increase for officers as a group was budgeted, and no named executive officer was awarded a merit-based increase to their base salary, for fiscal 2009.

2010 Update. Towers Watson provided the Compensation Committee with peer group base salary data for its named executive officers, which was considered by the Compensation Committee when it determined whether or not to award merit-based increases to named executive officers for fiscal 2010.

Short-Term Incentives. The named executive officers participate in our Annual Incentive Bonus Plan, which is a short-term incentive plan designed to reward the achievement of pre-established goals. In order to directly align our named executive officers' short-term incentive compensation with that of our overall performance, these pre-established goals consist entirely of corporate (as opposed to individual) objectives. For fiscal 2009, the named executive officers' potential participation levels were as follows:

	% of Base Salary			
Title	**Threshold**	**Target**	**Cash Cap[a]**	**Maximum**
Chief Executive Officer	50	100	150	200
Executive Vice President	37.5	75	112.5	150
Senior Vice President	22.5	45	67.5	90

(a) Amounts achieved above the "cash cap" percentage up to the "maximum" percentage are earned and paid out over the subsequent three years, assuming the executive remains employed by the Company.

For fiscal 2009, the corporate objectives, those financial measures deemed most important to Pep Boys' overall success, and their weightings were as follows:

Objective	**Weighting (%)**	**Threshold**	**Target**	**Cash Cap**	**Maximum**
Pre-Tax Income[a]	80	$19,500,000	$26,000,000	$39,000,000	$52,000,000
Service Net Promoter Score[b]	10	60	65	70	75
Retail Net Promoter Score[b]	10	69	72	75	80

(a) Calculated before unusual non-operating gains and losses and corporate bonus and retirement plan expense.
(b) A customer satisfaction score that measures the likelihood of referring others to Pep Boys. Payout on these objectives was conditioned upon achieving the Pre-Tax Income objective at or above threshold.

For fiscal 2009, the Compensation Committee established target levels that it believed were achievable. However, it also believed, at the time the target levels were established, that the achievement of the targets was substantially uncertain. The Compensation Committee retains full discretion to either award or withhold in its entirety, or increase or decrease the amount of, short-term incentive plan compensation regardless of the attainment, or failure to attain, the relevant performance goal(s) (except that short-term incentive plan compensation cannot be increased in the case of compensation meant to qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code).

For fiscal 2009, the Company achieved its corporate objectives in the areas of (i) pre-tax income at $43,859,000, (ii) service net promoter score at 67 and (iii) retail net promoter score at 75, resulting in an aggregate potential payout of 162% of target. Accordingly, for fiscal 2009, the Compensation Committee approved short-term incentive plan compensation for Mr. Odell at 162%, Mr. Arthur at 121% and each of Messrs. Cirelli, Shull and Webb at 73% of their respective 2009 annual salaries. Since the Company achieved its corporate objectives in excess of the Cash Cap, a portion of each named executive officer's short-term incentive plan compensation will only be earned and paid out over the subsequent three years if the applicable named executive officer remains employed by the Company. Mr. Odell declined $150,000 of his fiscal 2009 short-term incentive plan compensation that he was otherwise entitled to receive, which amount, at Mr. Odell's request, was allocated to an account set aside by Pep Boys to provide associates' children with educational scholarships.

2010 Update. Having achieved the stated corporate objective of returning to profitability in fiscal 2009, the Compensation Committee recommended and the Board approved a wider range of short-term objectives for fiscal 2010. The fiscal 2010 corporate objectives and weightings are as follows:

Objective	Weighting (%)[a]
Pre-Tax Income[b]	50
Return on Invested Capital	25
Revenue Growth	25

(a) Payouts may be increased or decreased by a factor up to 10% based upon net promoter scores.
(b) Calculated before unusual non-operating gains and losses.

In addition, a further change was made to the Annual Incentive Bonus Plan which requires that any amounts achieved above the Cash Cap level by an officer who has not yet achieved his required share ownership level (see below) be placed into a Pep Boys Stock account, rather than a money market account.

Long-Term Incentives. Compensation through equity grants directly aligns the interests of management with that of its shareholders. The Stock Incentive Plan provides for the grant of stock options, at exercise prices equal to the fair market value (the mean between and the high and low quoted selling prices) of Pep Boys stock on the date of grant, and the grant of restricted stock units.

For the fiscal 2009 equity grants, the Compensation Committee established target grants designed to be competitive at market median of our peer group and to assist the named executive officers in achieving our established share ownership guidelines, described below. In order to further incent our named executive officers to improve our operating performance, such target grants consisted solely of stock options that expire seven years from the date of grant and become exercisable in thirds on the first three anniversaries of the date of grant. In fiscal 2009, in respect of fiscal 2008 performance, the Compensation Committee recommended, and the full Board approved, stock option grants to each of the named executive officers at their target levels.

2010 Update. Working with Towers Watson, the Compensation Committee surveyed our peer group's practices and emerging trends in long-term incentive compensation in an effort to further align this component of the compensation program with the interests of shareholders, namely building long-term shareholder value. Accordingly, beginning with the fiscal 2010 equity grants, the annual long-term incentive grants will consist of 40% time-based vesting stock options and 60% performance-based vesting restricted stock units (RSUs). The RSUs will only vest if predetermined objectives are achieved over a three-year period. Two-thirds of the RSUs will be linked to return on invested capital and the one-third will be linked to total shareholder return measured against the new, 17 company peer group.

Share Ownership Guidelines. We have had share ownership guidelines in place for our officers since 2004. Under these guidelines, each officer was expected to acquire and then hold a multiple of their annual salary in Pep Boys shares. For Senior Vice Presidents and above, the expected multiple was at least two times annual salary. For Vice Presidents, the expected multiple was at least one times annual salary. These share ownership guidelines could be satisfied through direct share ownership and/or by holding RSUs and officers were given five years to attain the required level of ownership.

2010 Update. To be consistent with the changes made to the long-term incentive component of executive compensation and to better reflect current market norms, we revised our share ownership guidelines in fiscal 2010. Each officer is now expected to hold shares equal to the following multiples of their annual salary: Chief Executive Officer 5x; Executive Vice President 3x; Senior Vice President 2x; and Vice President 1x. The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Officers have five years from the later of the establishment of the new higher guidelines for their position or their appointment as an officer to achieve their expected ownership levels. If in a shortfall position, an officer may not sell Pep Boys Stock and all net after-tax shares acquired upon the exercise of stock options or the vesting of RSUs must be retained.

Retirement Plans. We maintain The Pep Boys Savings Plan, which is a broad-based 401(k) plan. Participants make voluntary contributions to the savings plan, and we match 50% of the amounts contributed by participants under the savings plan, up to 6% of salary. Due to low levels of participation in the savings plan, the plan historically did not meet the non-discriminatory testing requirements under Internal Revenue Code regulations. As a result, the savings plan was required to make annual refunds of contributions made by our "highly compensated employees" (including the named executive officers) under the savings plan. Beginning in 2004, we limited our officers' contributions to the savings plan to ½% of their salary per year. In order to assist our officers with their retirement savings, we adopted a non-qualified deferred compensation plan that allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock is matched by us on a one-for-one basis with Pep Boys Stock that vests over three years.

In order to keep our executive compensation program competitive, we also maintain a Supplemental Executive Retirement Plan, or SERP, known as our Account Plan. The Account Plan provides fixed annual contributions to a retirement account based upon the participant's age and then current compensation in accordance with the following:

If the Participant is...	Annual contribution as a percentage of cash compensation (salary + short-term cash incentive)
At least 55 years of age	19%
At least 45 years of age but not more than 54 years of age	16%
At least 40 years of age but not more than 44 years of age	13%
Not more than 39 years of age	10%

Provided, however, that for the first four years of a participant's employment, their contribution percentage is limited to 10%. As an inducement to hire Mr. Arthur, this limitation was waived.

In fiscal 2009, all named executive officers participated in the Account Plan.

Consistent with the Company's objective of returning to profitability in fiscal 2009, all Company contributions to the savings plan and Account Plan (on account of all associates, including the named executive officers) that would otherwise have been made during calendar 2009 were conditioned upon the Company's achievement of threshold performance against the pre-tax income objective established under the Annual Incentive Bonus Plan. Because this objective was achieved, all such calendar 2009 contributions were made.

2010 Update. In order to incentivize the achievement of incremental profitability, all Company contributions to the savings plan and Account Plan (in respect of all associates, including the named executive officers) that would otherwise be made during calendar 2010 are conditioned upon the Company's achievement of a level of pre-tax income in fiscal 2010, which meets or exceeds 2009's level.

Health and Welfare Benefits. As one element of a market-competitive compensation package, we also provide our named executive officers with health and welfare benefits, including medical and dental coverage, life insurance valued at one times salary, long term disability coverage, an auto allowance and a tax/financial planning allowance.

2010 Update. For fiscal 2010, the tax/financial planning allowance has been discontinued and the auto allowance will not be provided to newly hired officers.

Employment Agreements. We have entered into Non-Competition and Change of Control Agreements with each of the named executive officers as described in "Employment Agreements with Named Executive Officers" below. The purpose of our Non-Competition Agreements is to prevent our named executive officers from soliciting our employees or competing with us if they leave Pep Boys of their own volition. As consideration for such restrictive covenants, the Non-Competition Agreements provide for a severance payment to be made to a named executive officer if he is terminated by the Company without "cause." The purpose of the Change of Control Agreements is to provide an incentive for our officers to remain in our employment and continue to focus on the best interests of Pep Boys without regard to any possible change of control.

2010 Update. Consistent with the newly-constituted Compensation Committee's objective of reviewing all elements of our executive compensation plan, the Compensation Committee will undertake a review of our Non-Competition and Change of Control Agreements, in light of recent trends in executive compensation with respect to these types of agreements. The Compensation Committee also plans to consider implementing a "clawback policy" that would seek to recoup certain incentive based compensation paid to any Officer in certain circumstances.

Tax and Accounting Matters.

We consider the tax and accounting impact of each type of compensation in determining the appropriate compensation structure. For tax purposes, annual compensation payable to the named executive officers generally must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The Stock Incentive Plan is currently structured with the intention that stock option grants will qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). At the 2010 Annual Meeting, the Company is seeking shareholder approval of the performance criteria to be utilized in awarding performance-based RSUs with the intention that they will similarly qualify. In addition, bonuses paid to the named executive officers under the Annual Incentive Bonus Plan qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). Time-based RSUs, which had been granted in the past, generally do not qualify as "performance based" compensation for this purpose and are therefore subject to the $1 million deduction limit. In order to compete effectively for the acquisition and retention of top executive talent, we believe that we must have the flexibility to pay salary, bonus and other compensation that may not be fully deductible under Section 162(m). Accordingly, the Compensation Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and our shareholders. All compensation paid to the named executive officers in fiscal 2009 was fully deductible.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based upon our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 30, 2010 filed with the SEC.

This report is submitted by M. Shân Atkins, Robert H. Hotz and James A. Mitarotonda.

Summary Compensation Table

The following table provides information regarding the fiscal 2009 compensation for Pep Boys' CEO, CFO and the three other executive officers that received the highest compensation in fiscal 2009. These executives are referred to herein as the "named executive officers." As explained in our Compensation Discussion and Analysis, the compensation provided to our named executive officers consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (b)	Non-Equity Incentive Plan Compensation ($) (c)	All Other Compensation ($) (d)	Total ($)
Michael R. Odell	2009	800,000	--	--	670,073	1,145,600	392,250	3,007,923
CEO[e]	2008	723,846	--	--	38,424	--	113,060	875,330
	2007	192,307	400,000	765,320	30,732	141,781	48,997	1,579,137
Raymond L. Arthur	2009	500,000	--	--	68,885	607,313	317,544	1,493,742
EVP – CFO[f]	2008	369,231	--	228,250	292,810	375,000	143,126	1,408,417
Joseph A. Cirelli	2009	300,020	--	--	38,748	218,647	121,819	679,234
SVP – Corporate	2008	300,020	--	70,920	7,685	49,548	1,437,518	1,865,691
Development	2007	300,019	--	64,160	10,800	64,980	20,925	460,884
William E. Shull III	2009	320,000	--	--	68,885	233,208	104,414	726,507
SVP–Stores[g]	2008	131,500	--	56,340	5,725	60,369	65,136	319,070
Scott A. Webb	2009	400,000	--	--	68,885	291,510	71,181	831,576
SVP – Merch. &	2008	400,000	--	177,300	76,848	66,060	77,933	798,141
Marketing[h]	2007	161,538	375,000	360,000	--	71,507	30,373	998,418

(a) Represents the grant date fair value calculated under SFAS No. 123(R).

(b) Represents the grant date fair value calculated under SFAS No. 123(R).

(c) Represents amounts earned under our Annual Incentive Compensation Plan in the year reported, that were paid, or payable but deferred at the executive officer's election, in the following fiscal year. For fiscal 2009: $44,813; $16,134; $17,208; and $21,510 of such amounts attributable to Messrs. Arthur, Cirelli, Shull and Webb, respectively, will only be earned and paid out over the subsequent three years if the applicable named executive officer remains employed by the Company. For fiscal 2009, the amount reflected for Mr. Odell does not include $150,000 that he was otherwise entitled to receive, but declined. Such amount, at Mr. Odell's request, was allocated to an account set aside by Pep Boys to provide associates' children with educational scholarships.

(d) For fiscal 2009, consists of the following dollar amounts:

	Odell	Arthur	Cirelli	Shull	Webb
Contributed under our Account Plan	105,047	143,062	57,777	39,268	48,145
Contributed (company match) under our Deferred Compensation Plan	259,120	121,463	43,729	46,642	--
Contributed (company match) in connection with Pep Boys 401(k) Savings Plan	613	613	575	154	--
Paid as dividend equivalents on time-based vesting RSUs	6,435	3,937	1,682	1,005	5,013
Paid as an auto allowance	16,615	16,615	14,019	14,019	14,019
Paid as a tax/financial planning allowance	3,611	3,500	3,650	3,000	3,500
Representing group term life insurance premiums	809	510	387	326	504

For fiscal 2009, for Mr. Arthur also includes $27,844 in relocation expenses.

(e) Mr. Odell joined Pep Boys on September 17, 2007 as EVP – COO. Mr. Odell was appointed interim CEO on May 24, 2008 and permanent CEO on September 22, 2008.
(f) Mr. Arthur joined Pep Boys on May 1, 2008.
(g) Mr. Shull joined Pep Boys on September 2, 2008.
(h) Mr. Webb joined Pep Boys on September 10, 2007.

Grants of Plan Based Awards

The following table shows (i) potential payouts under our short-term incentive program assuming specified pre-established corporate objectives were achieved in fiscal 2009 and (ii) the customary annual equity grants made at the beginning of fiscal 2009 in respect of fiscal 2008 service.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[a]						
Name	Grant Date	Thres-hold ($)	Target ($)	Cash Cap ($)	Maximum ($)	All Other Option Awards: Number of Securi-ties Underly-ing Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (b)
Michael R. Odell		400,000	800,000	1,200,000	1,600,000			
	02/26/09					400,000	3.12	670,073
Raymond L. Arthur		187,500	375,000	562,500	750,000			
	02/26/09					40,000	3.12	68,885
Joseph A. Cirelli		67,505	135,009	202,514	270,018			
	02/26/09					22,500	3.12	38,748
William E. Shull III		72,000	144,000	216,000	288,000			
	02/26/09					40,000	3.12	68,885
Scott A. Webb		90,000	180,000	270,000	360,000			
	02/26/09					40,000	3.12	68,885

(a) These columns reflect threshold, target, cash cap and maximum amounts that were potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Compensation Committee were achieved in fiscal 2009. See "Compensation Discussion and Analysis" for a full discussion of our Annual Incentive Bonus Plan and "Summary Compensation Table" for amounts actually earned in fiscal 2009.

(b) Represents the grant-date fair value calculated under SFAS No. 123(R).

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information regarding unexercised stock options and unvested RSUs held by the named executive officers as of January 30, 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Michael R. Odell	3,600	2,400(b)	14.7750	9/17/2014		
	3,334	6,666(c)	12.0600	2/28/2015		
	0	400,000(d)	3.1200	2/26/2016		
					25,610(e)	213,844
Raymond L. Arthur	33,334	66,666(f)	9.0950	5/01/2015		
	0	40,000(d)	3.1200	2/26/2016		
					16,666(g)	139,161
Joseph A. Cirelli	20,000	0	16.1250	5/29/2012		
	625	0	23.4200	3/3/2011		
	5,000	0	17.5400	2/25/2012		
	1,200	300(h)	15.8550	2/27/2013		
	1,200	800(i)	15.9650	2/15/2014		
	667	1,333(c)	12.0600	2/28/2015		
	0	22,500(d)	3.1200	2/26/2016		
					1,125(j)	9,394
					2,000(k)	16,700
					4,000(l)	33,400
William E. Shull	667	1,333(m)	9.2550	9/2/2015		
	0	40,000(d)	3.1200	2/26/2016		
					4,000(n)	33,400
Scott A. Webb	6,667	13,333(c)	12.0600	2/28/2015		
	0	40,000(d)	3.1200	2/26/2016		
					11,145(o)	93,061
					10,000(l)	83,500

(a) Based upon the closing price of a share of Pep Boys Stock on January 29, 2010 ($8.35).
(b) One-half of such options become exercisable on each of September 17, 2010 and 2011.
(c) One-half of such options became/become exercisable on each of February 28, 2010 and 2011.
(d) One-third of such options became/become exercisable on each of February 26, 2010, 2011 and 2012.
(e) One-half of such RSUs vest on each of September 17, 2010 and 2011.

(f) One half of such options become exercisable on each of May 1, 2010 and 2011.
(g) One half of such RSUs vest on each of May 1, 2010 and 2011.
(h) Such options became exercisable on February 27, 2010.
(i) One-half of such options became/become exercisable on each of February 15, 2010 and 2011.
(j) Such RSUs vested on each of February 27, 2010.
(k) One-half of such RSUs vested/vest on each of February 15, 2010 and 2011.
(l) One-half of such RSUs vested/vest on each of February 28, 2010 and 2011.
(m) One-half of such options become exercisable on each of September 2, 2010 and 2011.
(n) One-half of such RSUs vest on each of September 2, 2010 and 2011.
(o) One-half of such RSUs vest on each of September 10, 2010 and 2011.

Option Exercises and Stock Vested Table

The following table shows information regarding stock options exercised by the named executive officers and RSUs held by the named executive officers that vested, during fiscal 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(a)
Michael R. Odell	--	--	12,806	129,981
Raymond L. Arthur	--	--	8,334	58,755
Joseph A. Cirelli	--	--	5,125	17,655
William E. Shull III	--	--	2,000	17,000
Scott A. Webb	--	--	10,573	70,415

(a) Based upon the closing price of a share of Pep Boys Stock on the vesting date(s).

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000. Mr. Cirelli is the only named executive officer who participated in the qualified defined benefit pension plan in fiscal 2009. His accrued annualized benefit thereunder, at normal retirement age, is $19,162.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

As explained in our Compensation Discussion and Analysis, set forth below is information regarding benefits under our non-qualified defined contribution plan (our Account Plan) and Deferred Compensation Plan for our named executive officers. The Account Plan is a retirement plan pursuant to which we make annual contributions based upon a named executive officer's age and then current compensation. In order to further assist our named executive officers with their retirement savings, the Deferred Compensation Plan allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of named executive officers with that of our shareholders, the first 20% of an executive's bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.

Nonqualified Defined Contribution Plan (our Account Plan)

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	--	105,047	10,334	--	211,912
Raymond L. Arthur	--	143,062	15,640	--	208,548
Joseph A. Cirelli	--	57,777	--	--	57,777
William E. Shull	--	39,268	(3)	--	48,372
Scott A. Webb	--	48,145	(24)	--	106,685

Nonqualified Deferred Compensation Plan

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	259,120	259,120	29,208	--	562,584
Raymond L. Arthur	121,463	121,463	118,500	--	511,426
Joseph A. Cirelli	56,089	43,729	27,675	5,418	162,883
William E. Shull	113,462	46,642	18,952	--	226,607
Scott A. Webb	--	--	25,168	--	46,014

Employment Agreements With Named Executive Officers

Change of Control Agreements. We have agreements with each named executive officer that become effective upon a change of control of Pep Boys. Following a change of control, these employment agreements become effective for two years and provide these executives with positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change of control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change of control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change of control. Upon a change of control, all outstanding but unvested stock options and RSUs held by our all of our associates (including the named executive officers) vest and become fully exercisable. For the purposes of these agreements, a change of control shall be deemed to have taken place if:

- incumbent directors (those in place on, or approved by two-thirds of those in place on, the date of the execution of the agreements) cease to constitute a majority of our Board;
- any person becomes the beneficial owner of 20% or more of our voting securities;
- the consummation of business combination transaction, unless immediately thereafter (1) more than 50% of the voting power of the resulting entity is represented by our shareholders immediately prior to such transaction, (2) no person is the beneficial owner of more than 20% of the resulting entity's voting securities and (3) at least a majority of the directors of the resulting entity were incumbent directors;
- a sale of all or substantially all of our assets;
- the approval of a complete liquidation or dissolution of Pep Boys; or
- such other events as the Board may designate.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of our named executive officers has agreed to customary covenants regarding, competition and confidentiality during their employment and for one year thereafter.

Potential Payments Upon Termination or Change of Control

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Non-Competition Agreement assuming that he was terminated without cause as of January 30, 2010.

Name	Cash Payment ($)
Michael R. Odell	800,000
Raymond L. Arthur	500,000
Joseph A. Cirelli	300,020
William E. Shull III	320,000
Scott A. Webb	400,000

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Change of Control Agreement assuming that he was terminated immediately upon a change of control as of January 30, 2010.

Name	2X Base Salary ($)	2X Target Bonus ($)	2X Account Plan Contri-butions ($)	2X Health and Welfare Benefits ($)	Value of Accelerated Vesting of Outstanding Equity Awards ($)(a)	Total ($)
Michael R. Odell	1,600,000	1,600,000	320,000	74,929	2,305,844	5,900,773
Raymond L. Arthur	1,000,000	750,000	280,000	66,411	348,361	2,444,772
Joseph A. Cirelli	600,040	270,018	139,209	48,227	177,169	1,234,663
William E. Shull	640,000	288,000	92,800	66,826	242,600	1,330,226
Scott A. Webb	800,000	360,000	116,000	69,856	385,371	1,731,227

(a) Represents the value of the accelerated vesting of all "in the money" stock options and RSUs at the closing price of a share of PBY Stock on January 29, 2010 ($8.35).

(ITEM 2) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firms with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2010. Deloitte & Touche LLP served as our independent registered public accounting firm for fiscal 2009.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, another independent registered public accounting firm recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 3) APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2009 STOCK INCENTIVE PLAN TO ALLOW GRANTS OF PERFORMANCE-BASED AWARDS TO BE DEDUCTIBLE UNDER SECTION 162(M) OF THE INTERNAL REVENUE CODE

On March 30, 2010, the Board of Directors approved, subject to shareholder approval at the Annual Meeting, an amendment to our 2009 Stock Incentive Plan to provide the Compensation Committee with the flexibility to grant restricted stock and phantom unit awards, as well as dividend equivalents on phantom units, as performance-based compensation so that such grants will be deductible under Section 162(m) of the Internal Revenue Code (the "Code"). The Board of Directors approved an amendment and restatement of the 2009 Stock Incentive Plan to incorporate this amendment. Prior to this amendment, grants of restricted stock, phantom units and dividend equivalents on phantom units under the 2009 Plan could not qualify as performance-based compensation under Section 162(m) of the Code. The Board of Directors is submitting the 2009 Stock Incentive Plan, as amended and restated, for shareholder approval at the Annual Meeting. By approving the 2009 Plan, as amended and restated, the shareholders will be approving the material terms of the performance goals under which performance-based restricted stock and phantom unit awards, as well as dividend equivalents on phantom units, may be earned. The material terms for which approval is being sought includes the performance criteria used to determine whether such awards intended as performance-based compensation under Section 162(m) of the Code can become vested, the eligibility requirements for such awards, and the limits on shares and value of such awards that may be made pursuant to the 2009 Stock Incentive Plan, so that these performance-based restricted stock, phantom unit and dividend equivalent awards qualify for the performance-based compensation exemption under Section 162(m) of the Code.

While the Board of Directors believes that time-based awards granted under the 2009 Plan align the interests of management with that of our shareholders -- long-term growth in the price of Pep Boys Stock -- the Board of Directors believes that the issuance of performance-based restricted stock, phantom unit and dividend equivalent awards further aligns these interests. Accordingly, the Board of Directors amended the 2009 Stock Incentive Plan to include performance criteria for issuing performance-based restricted stock, phantom units and dividend equivalents that will only vest if predetermined objectives are achieved.

The Board of Directors further believes that our interests, as well as the interests of our shareholders, will be advanced if these performance-based awards are structured to qualify for the exemption from the $1 million deduction limitation under Section 162(m) of the Code. While the deductibility of compensation that is paid is taken into account by the Compensation Committee, the Compensation Committee has not adopted a policy that all compensation must be deductible under Section 162(m) of the Code. This preserves the flexibility of the Compensation Committee to compensate our executive officers in a manner that is consistent with our compensation philosophy. As a result, our Compensation Committee may grant awards under the 2009 Stock Incentive Plan that are not deductible under Section 162(m) of the Code.

If our shareholders approve this proposal, we will have the ability to grant performance-based awards of restricted, phantom units, and dividend equivalents on phantom units to our officers under the 2009 Stock Incentive Plan that are intended to meet the requirements of Section 162(m) of the Code. Section 162(m) permits us to deduct "qualified performance-based compensation" in excess of $1 million in any taxable year to our Chief Executive Officer and certain of our other executive officers, if, among other things, the material terms of the performance-based awards have been approved by our shareholders. If shareholders do not approve this proposal, any awards made under the 2009 Stock Incentive Plan that were conditioned on the shareholder approval of this proposal will be cancelled. If shareholders do not approve this proposal, the Board of Directors will retain the ability to grant restricted stock and phantom unit (including dividend equivalents on such) awards under the 2009 Stock Incentive Plan that vest based on the attainment of performance goals, however, such awards will not qualify for the Section 162(m) performance-based compensation exemption.

The Board of Directors has unanimously approved, and recommends that the shareholders approve, the amendment and restatement of the 2009 Stock Incentive Plan so that performance-based restricted stock, phantom unit and dividend equivalent awards may be granted under the 2009 Stock Incentive Plan that qualify for the performance-based compensation exemption under Section 162(m) of the Code.

The material terms of the 2009 Stock Incentive Plan are summarized below. This summary of the 2009 Stock Incentive Plan is not intended to be a complete description of the 2009 Stock Incentive Plan and is qualified in its entirety by the actual text of the 2009 Stock Incentive Plan, which is attached to this Proxy Statement as Exhibit A.

Material Features of the 2009 Stock Incentive Plan

General. The 2009 Stock Incentive Plan provides that awards may be in any of the following forms: (i) incentive stock options, (ii) nonqualified stock options and (iii) restricted stock (including phantom units convertible into shares of Pep Boys Stock).

The 2009 Stock Incentive Plan authorizes 6,000,000 shares of Pep Boys Stock for issuance, subject to adjustments in certain circumstances as described below. If a stock option terminates or expires without having being fully exercised for any reason, or if any shares of Pep Boys Stock with respect to an award of restricted stock or phantom units is forfeited for any reason, the shares subject to such award may again be the subject of an award under the 2009 Stock Incentive Plan.

The 2009 Stock Incentive Plan provides that awards covering no more than 500,000 shares of Pep Boys Stock may be granted to any individual during any calendar year that the 2009 Stock Incentive Plan is in effect, subject to adjustment as described below. Participants may not accrue dividend equivalents during any calendar year under the 2009 Stock Incentive Plan in excess of $250,000. Prior to this amendment and restatement of the 2009 Stock Incentive Plan there was no limit on the value of dividend equivalents that could accrue on phantom units under the 2009 Stock Incentive Plan.

Administration. The 2009 Stock Incentive Plan is currently administered and interpreted by the Compensation Committee. The Compensation Committee has plenary authority and absolute discretion to (i) determine the key employees and members of the Board of Directors (including directors who are not employees) to whom and the times and the prices at which awards will be granted, (ii) determine the type of award to be granted and the number of shares of Pep Boys Stock subject to such awards, (iii) determine the vesting conditions with respect to awards of restricted stock and phantom units and the time or times after which stock options will become exercisable, (iv) determine whether or not stock options are intended to qualify as an incentive stock option, (v) determine the duration of the restricted period and the restrictions and conditions to be imposed with respect to each award, (vi) adopt guidelines separate from the 2009 Stock Incentive Plan that set forth the specific terms and conditions for awards under the 2009 Stock Incentive Plan, and (vii) approve the form and terms and condition of the award agreements for awards granted under the 2009 Stock Incentive Plan, all subject to the express provisions of the 2009 Stock Incentive Plan. The interpretations and constructions of the Compensation Committee are final, binding and conclusive on all persons having an interest in the 2009 Stock Incentive Plan or in any award granted under the 2009 Stock Incentive Plan.

Eligibility for Participation. All of our key employees and those of our affiliates are eligible for grants under the 2009 Stock Incentive Plan. Also, all non-employee members of the Board of Directors are eligible to receive grants under the 2009 Stock Incentive Plan. The Compensation Committee, in its sole discretion, will determine whether an individual qualifies as a key employee. As of April 9, 2010, approximately 165 employees and nine non-employee directors were eligible to receive awards under the 2009 Stock Incentive Plan.

Types of Awards

Stock Options

The Compensation Committee may grant stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code ("ISOs") or so-called "nonqualified stock options" that are not so intended to qualify ("NQSOs") or any combination of ISOs and NQSOs. Anyone eligible to participate in the 2009 Stock Incentive Plan may receive a grant of NQSOs. Only our employees and those of our affiliates, which qualify as a parent or subsidiary corporation under Section 424 of the Code, may receive a grant of ISOs.

The Compensation Committee fixes the exercise price per share for stock options on the date of grant. The exercise price of an NQSO or ISO granted under the 2009 Stock Incentive Plan will be at least 100% of the fair market value of the underlying shares of Pep Boys Stock on the date of grant. However, if the grantee of an ISO is a person who holds more than ten percent of the total combined voting power of all classes of our outstanding stock, the exercise price per share of an ISO granted to such person must be at least 110% of the fair market value of a share of Pep Boys Stock on the date of grant. To the extent the aggregate fair market value of the shares of Pep Boys Stock, determined on the date of grant, with respect to which ISOs become exercisable for the first time by a grantee during any calendar year exceeds $100,000, such ISOs will be treated as NQSOs. The current measure of fair market value on a particular date, which will continue to be applicable immediately following adoption of the 2009 Stock Incentive Plan, is the mean between the highest and lowest quoted selling prices of the shares of Pep Boys Stock on the day of grant.

The Compensation Committee determines the term of each stock option; provided, however, that the term may not exceed ten years from the date of grant and, if the grantee of an ISO is a person who holds more than ten percent of the combined voting power of all classes of our outstanding stock, the term for such person may not exceed five years from the date of grant. The period during which a stock option will become exercisable is determined by the Compensation Committee and specified in the grant agreement. Stock options, once they become exercisable, may be exercised while the grantee is employed by or providing service to us or an affiliate or within a specified period of time after such termination of employment or service. Unless the Compensation Committee determines otherwise or the earlier termination occurs on account of the term of the stock option, stock options are exercisable (i) 60 days after the grantee's termination of employment or service if such termination is for any reason other than on account of disability, death or cause, (ii) 180 days after the grantee's termination of employment or service if such termination is on account of death or disability, or (iii) immediately upon termination of employment or service if such termination is on account of cause, a willful breach of a grantee's employment contract, an act of disloyalty to us or one of our affiliates, disclosure or misuse of trade secrets or confidential information, or, in the case of a non-employee director, certain intentional acts that are adverse to us or one of our affiliates.

A grantee may exercise a stock option by paying cash, through a certified check payable to us, or by such other mode of payment as the Compensation Committee may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. The Compensation Committee may also permit a grantee to exercise a stock option through payment of shares, subject to certain conditions that the Compensation Committee deems appropriate.

Restricted Stock/Phantom Units

The Compensation Committee may grant awards of restricted stock and phantom units to anyone eligible to participate in the 2009 Stock Incentive Plan. Awards of restricted stock are grants of shares of Pep Boys Stock that are subject to a vesting condition, while awards of phantom units are phantom rights that are convertible to an equivalent number of shares of Pep Boys Stock if certain vesting and other conditions are satisfied. The Compensation Committee determines the number of shares of Pep Boys Stock subject to an award of restricted stock and phantom units. The Compensation Committee will determine the restriction period for awards of restricted stock and phantom units, provided that no such awards will vest prior to one year from the date of grant of such award. Unless the Compensation Committee determines otherwise, during the period from the date a restricted stock grant is awarded to the date the restriction period for such award expires, the grantee will be entitled to all rights of a stockholder, including the right to vote the shares of Pep Boys Stock and to receive dividends and other distributions declared on such shares from time to time, as distributed. With respect to grants of phantom units, the participant will not have any rights as a stockholder until such date phantom units are redeemed as shares of Pep Boys Stock; however, subject to the determination of the Compensation Committee, may receive dividend equivalents on such units as if they were shares of Pep Boys Stock and the equivalent of other distributions declared on the shares of Pep Boys Stock from time to time. With respect to any dividends or distributions on performance-based restricted stock (or equivalents of such in connection with phantom units), such dividends and distributions will be subject to the same vesting and forfeiture provisions applicable to the award of restricted stock (or phantom units). Dividends and equivalents may be paid out in cash or Pep Boys Stock, at the Committee's election.

The Compensation Committee may permit or require a grantee to defer receipt of the payment of the delivery of shares that would otherwise be due to the grantee in connection with any award of phantom units, subject to the applicable requirements of Section 409A of the Code.

Qualified-Performance Compensation. If the amendment and restatement of the 2009 Stock Incentive Plan is approved by our shareholders, the Compensation Committee will be permitted to impose and specify objective performance goals that must be met with respect to grants of restricted stock, phantom units and dividend equivalents issued with respect to phantom units intended to qualify as performance-based compensation under Section 162(m) of the Code to anyone eligible to participate in the 2009 Stock Incentive Plan. The Compensation Committee will determine the performance periods for the performance goals. Forfeiture of all or part of any such grant will occur if the performance goals are not met, as determined by the Compensation Committee. Similarly, any dividends or distributions on performance-based restricted stock (or equivalents of such in connection with phantom units), such dividends and distributions will be subject to the same vesting and forfeiture provisions applicable to the award of restricted stock (or phantom units). Prior to, or soon after the beginning of, the performance period, the Compensation Committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met, and any other conditions. Awards designated as qualified performance-based compensation for purposes of Section 162(m) of the Code may be decreased at the discretion of the Compensation Committee.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Code, will be based on one or more of the following measures: return on total stockholder equity; earnings per share of Pep Boys Stock; net income (before or after taxes); earnings before interest, taxes, depreciation and amortization; sales or revenue targets; return on assets, capital or investment; cash flow; market share; cost reduction goals; budget comparisons; implementation or completion of projects or processes strategic or critical to our business operation; measures of customer satisfaction; and/or any combination of, or a specified increase in, any of the foregoing. The performance goals established by the Compensation Committee may be based upon the attainment of specified levels of our performance under one or more of the measures described above and may also be based on the performance of one of our units or divisions or any of our subsidiaries, or measured comparing the performance of any of the foregoing with other companies based on one or more of the measures described above, or any combination of the foregoing. The Compensation Committee will determine the objective business criteria upon which the performance goals are based and the weight to be accorded such goals. Performance goals need not be uniform among participants.

Automatic Grants to Non-Employee Directors. Unless otherwise determined by the Compensation Committee, awards will be automatically granted, without further action by the Compensation Committee, to each non-employee director on the Board of Directors, (i) upon their initial election to the Board of Directors and (ii) annually thereafter, on the date of our Annual Meeting. On the date of each Annual Meeting, each non-employee director will receive an award with a value of $45,000 in such form as determined by the Compensation Committee, with the value received calculated utilizing the "RSU Annualized Value" and/or "Option Annualized Value," each as described below. On a non-employee director's initial election to the Board of Directors, such non-employee director will receive a pro rata portion of the annual award based on a fraction, the numerator of which is the number of days remaining until the next scheduled Annual Meeting and the denominator of which is 365. Fractional awards will be rounded up to the nearest whole award. These automatic awards will vest in cumulative installments of one-third on each of the first three anniversaries of the date of grant. The Compensation Committee has the discretion to make additional awards under the 2009 Stock Incentive Plan to non-employee directors. "RSU Annualized Value" means, as of the date an award is granted, the average fair market value of a share of Pep Boys Stock during the immediately preceding year. "Option Annualized Value" means, as of the date the award is granted, one-third of the RSU Annualized Value.

Adjustment Provisions. If there is any change in the number or kind of shares of Pep Boys Stock outstanding (i) by reason of a stock dividend, stock split, spin-off, recapitalization or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value or (iv) by reason of any other extraordinary or unusual event affecting the outstanding shares of Pep Boys Stock as a class without our receipt of consideration, or if the value of shares of Pep Boys Stock is substantially reduced as a result of a spin-off or our payment of an extraordinary dividend or distribution, the aggregate number of shares of Pep Boys

Stock as to which awards may be granted under the 2009 Stock Incentive Plan, the number of shares of Pep Boys Stock for which awards may be granted to any individual during any calendar year, the kind and number of shares of Pep Boys Stock covered by each outstanding award and the exercise price for a stock option will be equitably adjusted by the Compensation Committee, in such manner as the Compensation Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Pep Boys Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2009 Stock Incentive Plan and such outstanding awards; provided, that any fractional shares resulting from such adjustment will be eliminated.

Change of Control. If a change of control occurs, as defined in the 2009 Stock Incentive Plan, unless the Compensation Committee determines otherwise, any stock option granted under the 2009 Stock Incentive Plan will immediately become exercisable in full and all restrictions related to shares of restricted stock and phantom units will lapse. In addition, in the event of a change of control, the Compensation Committee may take any one or more of the following actions with respect to any or all outstanding awards: (i) the Compensation Committee may require that grantees surrender their outstanding stock options in exchange for one or more payments by us, in cash or shares of Pep Boys Stock as determined by the Compensation Committee, in an amount equal to the amount, if any, by which the fair market value of the shares subject to the grantee's unexercised stock options exceeds the exercise price of the stock option, and on such terms as the Compensation Committee determines, (ii) after giving optionees an opportunity to exercise their outstanding stock options, the Compensation Committee may terminate any or all unexercised stock options at such time as the Compensation Committee deems appropriate, (iii) with respect to grantees awarded phantom units, the Compensation Committee may determine that such grantees will receive one or more payments in settlement of such grants, in such amount and form and on such terms as may be determined by the Compensation Committee, subject to the requirements of Section 409A of the Code, to the extent applicable, or (iv) determine that all outstanding stock options that are not exercised will be assumed by, or replaced with comparable stock options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and grants of restricted stock and phantom units that remain in effect after the change of control will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion will take place as of the date of the change of control or such other date as the Compensation Committee specifies.

Amendment and Termination of the 2009 Stock Incentive Plan. The Board of Directors may amend the 2009 Stock Incentive Plan from time to time as it may deem advisable, subject to shareholder approval if required to comply with the requirements of the New York Stock Exchange or if there is change in the class of individuals eligible to receive an ISO, extend the expiration date for the grant of ISOs, decrease the minimum exercise price of an ISO previously granted, increase the maximum number of shares that may be granted to any individual in any calendar year or increase the maximum number of shares available for awards. No grants may be issued under the 2009 Stock Incentive Plan after December 31, 2014. If the shareholders do not approve the amendment and restatement of the 2009 Stock Incentive Plan, grants of restricted stock and phantom unit awards, as well as dividend equivalents on phantom units, may not be awarded under the 2009 Stock Incentive Plan as performance-based compensation under Section 162(m) of the Code and grants of restricted stock and phantom unit awards, as well as dividend equivalents on such phantom units, that were conditioned on shareholder approval of the amendment and restatement of the 2009 Stock Incentive Plan will be cancelled.

Grants Under the 2009 Stock Incentive Plan. As of April 9, 2010, stock options to purchase an aggregate of 2,679,446 shares of Pep Boys Stock (net of cancellations) were granted under the Current Plan and phantom units representing an aggregate of 1,236,176 shares of Pep Boys Stock (net of cancellations) were awarded under the Current Plan, of which 434,585 phantom units remain subject to restrictions. We do not maintain any other equity compensation plans for which awards can be issued pursuant to future grants. It is not currently possible to predict the number of shares of Pep Boys Stock that will be granted to key employees or who will receive grants under the 2009 Stock Incentive Plan after the 2010 Annual Meeting, except for the automatic grants to non-employee directors described above.

The following grants have been made under the 2009 Stock Incentive Plan subject to shareholder approval at the 2010 Annual Meeting to allow such performance-based awards to qualify for the performance-based compensation exemption under Section 162(m) of the Code.

Name	
Michael R. Odell	58,027
Raymond L. Arthur	11,605
Joseph A. Cirelli	6,673
William E. Shull III	9,284
Scott A. Webb	11,605
Executive Officers as a Group (7 persons)	110,540

Such performance-based shares will only vest if we achieve certain predetermined performance goals over a three-year period for return on invested capital and/or total shareholder return. If such performance goals are not achieved, the awards will automatically be forfeited.

On April 9, 2010, the closing price of a share of Pep Boys Stock on the New York Stock Exchange was $10.87.

Federal Income Tax Consequences. The federal income tax consequences arising with respect to grants awarded under the 2009 Stock Incentive Plan will depend on the type of grant. The following provides only a general description of the application of federal income tax laws to certain grants under the 2009 Stock Incentive Plan. This discussion is intended for the information of stockholders considering how to vote at the 2009 Annual Meeting and not as tax guidance to participants in the 2009 Stock Incentive Plan, as the consequences may vary with the types of grants made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the recipients' standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash or delivery of actual shares of Pep Boys Stock. Future appreciation on shares of Pep Boys Stock held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares of Pep Boys Stock are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient.

Exceptions to these general rules may arise under the following circumstances: (i) if shares of Pep Boys Stock, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment-, service-, or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture); (ii) if an employee is granted a stock option that qualifies as an "incentive stock option," no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of Pep Boys Stock acquired upon exercise of such stock option are held more than the longer of one year from the date of exercise and two years from the date of grant; (iii) we will not be entitled to a tax deduction for compensation attributable to grants to our chief executive officer or certain other of our executive officers, if and to the extent such compensation does not qualify as "performance-based compensation" under Section 162(m) of the Code, and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) a grant may be taxable to the recipient at 20 percentage points above ordinary income tax rates at the time it becomes vested, plus interest, even if that is prior to the delivery of the cash or shares of Pep Boys Stock in settlement of the grant, if the grant constitutes "deferred compensation" under Section 409A of the Code, and the requirements of Section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer and certain other of its executive officers in excess of $1 million in any year. Compensation that qualifies as performance-based compensation is excluded from the $1 million deductibility cap and therefore remains fully deductible by the corporation that pays it. We intend that stock options will qualify as performance-based compensation. If the shareholders approve the amendment and restatement of the 2009 Stock Incentive Plan at the Annual Meeting, we also intend that performance-based restricted stock, phantom units and dividend equivalents on phantom units granted under the 2009 Stock Incentive Plan will qualify as performance-based compensation. Time-based restricted stock, phantom units and dividend equivalents granted under the 2009 Stock Incentive Plan will not qualify as performance-based compensation under the 2009 Stock Incentive Plan.

The 2009 Stock Incentive Plan provides that we have the right to require the recipient of any grant under the 2009 Stock Incentive Plan to (i) pay to us an or otherwise make available to us an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificates for shares of Pep Boys Stock or (ii) take whatever action we deem appropriate to protect our interests with respect to tax liabilities, including, without limitation, allowing the grantee to surrender, or we retain from shares of Pep Boys Stock that would otherwise be deliverable in connection with an award, a number of shares of Pep Boys Stock equal to such tax liability.

EQUITY COMPENSATION PLAN INFORMATION

The following chart provides information regarding all of our equity compensation plans as of April 9, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,507,106	6.50	1,738,744

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT AND RESTATEMENT OF OUR 2009 STOCK INCENTIVE PLAN TO ALLOW GRANTS OF PERFORMANCE-BASED AWARDS TO BE DEDUCTIBLE UNDER SECTION 162(M) OF THE INTERNAL REVENUE CODE

(Item 4) SHAREHOLDER PROPOSAL REGARDING THE VOTE REQUIRED TO AMEND OUR BYLAWS

Richard R. Treumann, 590 Plutarch Road, Highland, NY 12528, holder of 200 shares of Pep Boys Stock, has notified us that he intends to introduce the following resolution at the meeting:

Adopt Simple Majority Vote

Resolved: Shareholders request that our Board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes our current 80% vote requirement.

Statement of Richard R. Treumann

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), First Energy (FE), McGraw-Hill (McP) and Macy's (M). The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals after receiving their first majority vote.

Please encourage our Board to respond positively to this proposal: Adopt Simple Majority Vote

PEP BOYS' STATEMENT IN OPPOSITION TO THE FOREGOING SHAREHOLDER PROPOSAL

Pep Boys' charter and bylaws already call for simple majority voting whenever corporate action is to be taken by vote of our shareholders. Simple majority voting refers to the requirement to obtain a majority of the votes cast on a particular matter, as opposed to a majority of the votes entitled to be cast.

The only shareholder voting requirement contained in our charter concerns the election of directors, which is determined by a simple majority vote. Section 7 of our charter provides that in uncontested elections of directors "to be elected a nominee must receive the affirmative vote of a majority of the votes cast with respect to the election of that nominee." In contested elections, where the number of directors nominated exceeds the number of directors to be elected, those nominees receiving the most votes are elected.

Section 2-5(b) of our bylaws similarly provides for simple majority voting. It reads "whenever corporate action is to be taken by vote of the shareholders of the Corporation at a duly organized meeting of shareholders, it shall be authorized by a majority of the votes cast at the meeting by the holders of shares entitled to vote thereon."

The only voting provision contained in our bylaws that applies a standard other than simple majority voting concerns the amendment of our bylaws themselves. In order to amend our bylaws, the vote of at least a majority of the votes entitled to be cast is required. This provision is designed to ensure that at least a majority of all of our shareholders agree on a proposed bylaw provision. If a simple majority standard was applied, as few as 26% of our shareholders could mandate a change to one of our primary governing documents, potentially without the support of up to 74% of our shareholders. The Board does not believe that adopting such a provision would be in the best interest of all or even a majority of our shareholders.

With respect to the 80% voting standard referenced by Mr. Treumann, our bylaws provide a heightened (80%) voting standard to amend or repeal those provisions of our bylaws that provide indemnification protection to our officers and directors. Such indemnification protection is provided through our bylaws to the full extent permitted by law in order to attract and retain qualified individuals to serve our company and its shareholders. Such indemnification protections are customary for public companies and those other companies with which we compete for management and director talent. They allow our officers and directors to perform their functions in the best interests of our company and our shareholders without fear of liability from frivolous claims and lawsuits. If Mr. Treumann's proposal were adopted and our bylaws were amended to remove this voting standard, we would have no option but to enter into indemnification agreements with each of our officers and directors in order to retain their services. Providing the indemnification protections through agreements rather than our bylaws would be more expensive and administratively burdensome to our company.

Pep Boys is committed to good corporate governance and is proud of its RiskMetrics Corporate Governance Quotient, which indicates that Pep Boys outperforms 97.8% of the Standard & Poor's 600 Index. Recently, we further strengthened our corporate governance, by amending our bylaws to give shareholders holding 15% of Pep Boys Stock the right to call a special meeting. While we have carefully considered Mr. Treumann's proposal and find it to be well intentioned, as explained above, our charter and bylaws already apply the simple majority voting standard whenever corporate action is to be taken by vote of our shareholders. With respect to the amendment of our bylaws, however, we believe that the current voting standard requiring at least a majority of the votes entitled to be cast more appropriately protects the interests of all of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL REGARDING THE VOTE REQUIRED TO AMEND OUR BYLAWS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2009, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the 2010 Annual Meeting and to have included in the Board of Directors' proxy materials relating to that meeting must be received no later than December 31, 2010. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Any shareholder proposal that does not comply with the applicable requirements of rule 14a-8 under the Securities Exchange Act of 1934 will not be included in the Board of directors' proxy materials for the 2011 Annual Meeting.

Our bylaws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting; and
- a general description of each item of business proposed to be brought before the meeting.

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Exhibit A

THE PEP BOYS - MANNY, MOE & JACK
2009 STOCK INCENTIVE PLAN

AMENDED AND RESTATED
AS OF MARCH 30, 2010

1. Purpose. The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation, hereby amends and restates The Pep Boys - Manny, Moe & Jack 1999 Stock Incentive Plan, and renames it as The Pep Boys – Manny, Moe & Jack 2009 Stock Incentive Plan, effective as of June 24, 2009, (the "Plan"). The Plan is intended to recognize the contributions made to the Company by key employees, and members of the Board of Directors, of the Company or any Affiliate, to provide such persons with additional incentive to devote themselves to the future success of the Company or an Affiliate, and to improve the ability of the Company or an Affiliate to attract, retain, and motivate individuals upon whom the Company's sustained growth and financial success depends, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company.

2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a) "Act" means the Securities Act of 1933, as amended.

(b) "Affiliate" means a corporation which is a parent corporation or a subsidiary corporation with respect to the Company within the meaning of Section 424 of the Code.

(c) "Award" means an award granted to an Optionee or a Participant under the Plan in the form of an Option or Restricted Stock, or any combination thereof.

(d) "Board of Directors" means the Board of Directors of the Company.

(e) "Change of Control" shall have the meaning as set forth in Section 11 of the Plan.

(f) "Code" means the Internal Revenue Code of 1986, as amended.

(g) "Compensation Committee" means the Board of Directors or a committee of two or more members of the Board of Directors, each of whom, at the time he takes action with respect to the Plan, is both (i) a "non-employee director" within the meaning of Rule 16b-3 and (ii) an "outside director" within the meaning of Section 162(m) of the Code; provided, however that the Board of Directors may appoint any other individual or individuals to administer the Plan with respect to Optionees and Participants who are neither (i) "insiders" within the meaning of Section 16 under the Securities Exchange Act of 1934, as amended, nor (ii) "covered employees" within the meaning of Section 162(m) of the Code.

(h) "Company" means The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation.

(i) "Disability" shall have that meaning as set forth in Section 22(e)(3) of the Code.

(j) "Fair Market Value" shall have the meaning as set forth in Section 8(b) of the Plan.

(k) "ISO" means an Option granted under the Plan which is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(l) "Non-management Director" means a member of the Board of Directors who is not an employee of the Company or any Affiliate.

(m) "Non-qualified Stock Option" means an Option granted under the Plan which is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(n) "Option" means either an ISO or a Non-qualified Stock Option granted under Section 8 of the Plan.

(o) "Option Document" means the document described in Section 8 which sets forth the terms and conditions of each grant of Options.

(p) "Option Price" means the price at which Shares may be purchased, as calculated pursuant to Section 8(b).

(q) "Optionee" means a person to whom an Option has been granted under the Plan, which Option has not been exercised and has not expired or terminated.

(r) "Participant" means a person to whom Restricted Stock has been awarded under the Plan, which Restricted Stock has not yet vested in full.

(s) "Restricted Period" means the period of time during which the Shares subject to the Restricted Stock granted to a Participant remain subject to the restrictions and conditions imposed on such Shares, as determined by the Committee.

(t) "Restricted Stock" means any Shares (or phantom units convertible into Shares) which are awarded pursuant to the terms of Section 9 hereof and which are subject to the restrictions and conditions set forth in Section 9 hereof for the Restricted Period.

(u) "Restricted Stock Agreement" means the document described in Section 9 which sets forth the terms and conditions of each grant of Restricted Stock.

(v) "Rule 16b-3" means Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

(w) "Shares" means the shares of Common Stock, par value $1.00 per share, of the Company which are the subject of Awards.

(x) "Vest", "Vested" or "Vesting", whether or not used with an initial capital letter, means the time at which Restricted Stock granted under the Plan will no longer be subject to forfeiture, based upon the expiration of the Restricted Period and the satisfaction of other restrictions and conditions imposed on the Shares relating to such Restricted Stock. Upon Vesting, the restrictions and conditions imposed on the Restricted Stock will lapse.

3. Administration of the Plan. The Committee shall administer the Plan.

(a) Meetings. The Committee shall hold meetings at such times and places as it may determine. Acts approved at a meeting by a majority of the members of the Committee or acts approved in writing by the unanimous consent of the members of the Committee shall be the valid acts of the Committee.

(b) Grants.

(i) The Committee shall from time to time at its discretion grant Awards pursuant to the terms of the Plan. The Committee shall have plenary authority and absolute discretion to (A) determine the key employees and members of the Board of Directors (including Non-management Directors) to whom and the times and the prices at which Awards shall be granted, (B) determine the type of Award to be granted and the number of Shares subject thereto, (C) determine the vesting conditions with respect to Awards of Restricted Stock and the time or times after which Options will become exercisable, (D) determine whether or not an Option is intended to be an ISO, (E) determine the duration of the Restricted Period and the restrictions and conditions to be imposed with respect to each Award; (F) adopt guidelines separate from the Plan that set forth the specific terms and conditions for Awards under the Plan, and (G) approve the form and terms and conditions of the Option Documents or the Restricted Stock Agreements, as the case may be, between the Company and the Optionee or Participant; all subject, however, to the express provisions of the Plan. In making such determinations, the Committee may take into account the nature of the Optionee's or Participant's services and responsibilities, the Optionee's or Participant's present and potential contribution to the Company's success and such other factors as it may deem relevant. The interpretation and construction by the Committee of any provision of the Plan or of any Award granted under it shall be final, binding and conclusive on all persons having any interest in the Plan or in any Awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan.

(ii) Unless otherwise determined by the Committee, Awards shall be automatically granted, without any further action by the Committee, to each Non-management Director, (A) upon their initial election to the Board of Directors and (B) annually thereafter, on the date of the Company's Annual Meeting of Shareholders (an "Annual Meeting Date"), in accordance with the following subclauses of this subsection (ii):

(A) On each Annual Meeting Date, each Non-management Director shall receive $45,000 in Awards in such form as determined by the Committee, calculated utilizing the "RSU Annualized Value" and/or "Option Annualized Value" as applicable. The Award granted pursuant to this subsection A shall be referred to herein as the "Annual Non-management Director Award."

(B) On their initial election to the Board of Directors, each Non-management Director shall receive a pro-rata portion of an Annual Non-management Director Award based on a fraction, the numerator of which is the number of days remaining until the next scheduled Annual Meeting Date and the denominator of which is 365.

(C) Any fractional Award otherwise to be issued under this subsection (ii) shall be rounded up to the nearest whole Award.

(D) As used in this subsection (ii), the term (1) "RSU Annualized Value" means, as of the date the Award is granted, the average Fair Market Value of a Share during the immediately preceding year and (2) "Option Annualized Value means, as of the date the Award is granted, one-third of the RSU Annualized Value.

(E) All Awards granted under subsection A of this subsection) shall vest in cumulative installments of one-third on each of the first three anniversaries of the date of grant.

(F) The Committee may, in its discretion, make additional Award grants to Non-management Directors.

(c) Exculpation. No individual acting with the authority to administer the Plan shall be personally liable for monetary damages as such for any action taken or any failure to take any action in connection with the administration of the Plan or the granting of Awards thereunder unless (i) such individual has breached or failed to perform the duties of his office under Section 511 of the General Association Act of 1988, as amended (relating to standard of care and justifiable reliance), and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this subsection 3(c) shall not apply to the responsibility or liability of a member of the Committee pursuant to any criminal statute or to the liability of a member of the Committee for the payment of taxes pursuant to local, state or federal law.

(e) Indemnification. Service on the Committee shall constitute service as a member of the Board of Directors of the Company. Each member of the Committee shall be entitled without further act on his part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Articles of Incorporation and/or By-laws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Awards thereunder in which he or she may be involved by reason of his or her being or having been a member of the Committee, whether or not he or she continues to be such member of the Committee at the time of the action, suit or proceeding.

4. Awards under the Plan. Awards granted under the Plan may be in the form of a Non-qualified Stock Option, an ISO or Restricted Stock, or a combination thereof, at the discretion of the Committee; provided, however, that ISOs may be granted only to individuals who are employees of the Company or an Affiliate.

5. Eligibility. All key employees and members of the Board of Directors of the Company or its Affiliates shall be eligible to receive Awards hereunder. The Committee, in its sole discretion, shall determine whether an individual qualifies as a key employee.

6. Shares Subject to Plan. The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan is 6,000,000, adjusted as provided in Section 11 of the Plan. The Shares to be issued may be from authorized and unissued shares of Common Stock of the Company or previously issued shares of Common Stock of the Company reacquired by the Company. Awards covering no more than 500,000 Shares may be granted to any individual during any calendar year that the Plan is in effect, except as such number of Shares shall be adjusted in accordance with the provisions of Section 11 of the Plan. A participant may not accrue dividend equivalents during any calendar year in excess of $250,000. If an Option terminates or expires without having been fully exercised for any reason, or if any Shares with respect to an award of Restricted Stock shall be forfeited for any reason, the Shares subject thereto may again be the subject of an Award granted pursuant to the Plan.

7. Term of the Plan. The Plan has been amended and restated effective as of June 24, 2009. No Award may be granted under the Plan after December 31, 2014.

8. Option Documents and Terms. Each Option granted under the Plan shall be a Non-qualified Stock Option unless the Option shall be specifically designated at the time of grant to be an ISO for federal income tax purposes. Options granted pursuant to the Plan shall be evidenced by the Option Documents in such form as the Committee shall from time to time approve, which Option Documents shall comply with and be subject to the following terms and conditions and such other terms and conditions as the Committee shall from time to time require which are not inconsistent with the terms of the Plan.

(a) Number of Option Shares. Each Option Document shall state the number of Shares to which it pertains. An Optionee may receive more than one Option, which may include both Options which are intended to be ISOs and Options that are not intended to be ISOs, but only on the terms and subject to the conditions and restrictions of the Plan.

(b) Option Price. Each Option Document shall state the Option Price, which, for all Options, shall be at least 100% of the Fair Market Value of the Shares on the date the Option is granted as determined by the Committee; provided, however, that if an ISO is granted to an Optionee who then owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price shall be at least 110% of the Fair Market Value of the Shares on the date the Option is granted. If the Shares are traded in a public market, then the Fair Market Value per share shall be, if the Shares are listed on a national securities exchange, the mean between the highest and lowest quoted selling prices thereof, or, if the Shares are not so listed, the mean between the closing "bid" and "asked" prices thereof, as applicable and as the Committee determines, on the day the Option is granted, as reported in customary financial reporting services.

(c) Exercise. No Option shall be exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Shares to be purchased. Each such notice shall specify the number of Shares to be purchased and shall (unless the Shares are covered by a then current registration statement or a Notification under Regulation A under the Act) contain the Optionee's acknowledgment in form and substance satisfactory to the Company that (a) such Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (b) the Optionee has been advised and understands that (i) the Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (ii) the Company is under no obligation to register the Shares under the Act or to take any action which would make available to the Optionee any exemption from such registration, (c) such Shares may not be transferred without compliance with all applicable federal and state securities laws, and (d) an appropriate legend referring to the foregoing restrictions on transfer and any other restrictions imposed under the Option Documents may be endorsed on the certificates. Notwithstanding the above, should the Company be advised by counsel that issuance of Shares should be delayed pending (A) registration under federal or state securities laws or (B) the receipt of an opinion that an appropriate exemption therefrom is available, the Company may defer exercise of any Option granted hereunder until either such event in (A) or (B) has occurred.

(d) Medium of Payment. An Optionee shall pay for Shares subject to an Option (i) in cash, (ii) by certified check payable to the order of the Company, or (iii) by such other mode of payment as the Committee may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. Furthermore, the Committee may provide in an Option Document issued to an employee (and shall provide in the case of Option Documents issued to Non-management Directors) that payment may be made all or in part in shares of the Company's Common Stock held by the Optionee for at least six months, subject to such limitations and prohibitions as the Committee deems appropriate. If payment is made in whole or in part in shares of the Company's Common Stock, then such Optionee shall deliver to the Company certificates registered in the name of such Optionee representing such shares of the Company's Common Stock owned by such Optionee, free of all liens, claims and encumbrances of every kind and having an aggregate Fair Market Value on the date of delivery that is equal to but not greater than the Option Price of the Shares with respect to which such Option is to be exercised, accompanied by stock powers duly endorsed in blank by the Optionee. The Committee may impose from time to time such limitations and prohibitions on the use of shares of the Company's Common Stock to exercise an Option as it deems appropriate.

(e) Termination of Options. No Option shall be exercisable after the first to occur of the following:

(i) Expiration of the Option term specified in the Option Document, which shall not exceed (A) ten years from the date of grant, or (B), with respect to ISOs, five years from the date of grant if the Optionee on the date of grant owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of an Affiliate;

(ii) Expiration of sixty (60) days (or such other period determined by the Committee) from the date the Optionee's employment or service with the Company or its Affiliates terminates for any reason other than Disability, death or as specified in subsection 8(e)(iv), (v) or (vi) or Section 11, below;

(iii) Expiration of one hundred and eighty (180) days (or such other period determined by the Committee) from the date the Optionee's employment or service with the Company or its Affiliates terminates due to the Optionee's Disability or death;

(iv) The date that the employment of an Optionee who is an employee terminates for cause, as determined by the Committee;

(v) Immediately upon the occurrence of an act or omission by an Optionee who is an employee which constitutes either (i) the willful breach of his employment agreement with the Company or an Affiliate, or his engagement in any sort of disloyalty to the Company or an Affiliate, including, without limitation, fraud, embezzlement, theft, commission of a felony or dishonesty in the course of his employment; or (ii) the disclosure or misuse by Optionee of trade secrets or confidential information of the Company or an Affiliate. The employment of such Optionee shall be deemed to have terminated for cause as of the date of such act or omission, and any Option granted by the Company to said Optionee and held by such Optionee shall, without the requirement of any notice, terminate as of the date of such act or omission, so long as within 90 days after the Company has obtained sufficient information as to such act or omission, including investigatory confirmation in proper circumstances, to make evaluation by the Committee appropriate, there has been a finding by the Committee, after full consideration of the facts, that there has been an act or omission by the Optionee the nature of which is as set forth in clauses (i) or (ii) above. In addition to such immediate termination of Options, the Optionee shall forfeit all Shares for any exercised portion of the Option for which the Company has not yet delivered the share certificates to the Optionee, upon refund by the Company of any option price paid by the Optionee.

(vi) Immediately, without the requirement of any notice, upon the occurrence of an act by an Optionee who is a Non-management Director which act is, with respect to the Company or an Affiliate, a fraud, intentional misrepresentation, embezzlement, misappropriation or conversion of the Company's or an Affiliate's assets or opportunities.

(f) Transfers. Generally, an Option granted under the Plan shall not be transferable, except by will or by the laws of descent and distribution, and may be exercised, during the lifetime of an Optionee, only by the Optionee or, in the event of his or her incompetence, by the Optionee's legal representative; provided, however, that the Committee may, in its sole discretion, at the time of grant or at any time thereafter, allow for the transfer of Options that are not ISOs to other persons or entities, subject to such conditions or limitations as the Committee may establish. No Option granted under the Plan shall be subject to execution, attachment or other process.

(g) Other Provisions. The Option Documents may contain such other provisions including, without limitation, provisions authorizing the Committee to accelerate the exercisability of all or any portion of an Option granted pursuant to the Plan, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Committee shall deem advisable.

(h) Amendment. The Committee shall have the right to amend Option Documents issued to an Optionee subject to his consent, except as limited by Section 13 of the Plan, and except that the consent of the Optionee shall not be required for any amendment made under Section 11 of the Plan.

9. Restricted Stock Agreements and Terms. Restricted Stock granted pursuant to the Plan shall be evidenced by a Restricted Stock Agreement in such form as the Committee shall from time to time approve, which Restricted Stock Agreement shall comply with and be subject to the following terms and conditions and such other terms and conditions which the Committee shall from time to time require which are not inconsistent with the terms of the Plan.

(a) Issuance of Shares. Upon an award of Restricted Stock to a Participant and receipt by the Company of a fully executed Restricted Stock Agreement, accompanied by such additional documentation as specified therein, the stock certificate representing the Restricted Stock granted as Shares shall be issued, transferred to and registered in the name of the Participant with such legend thereon as the Committee shall deem appropriate, and Restricted Stock granted as phantom units shall be recorded to a bookkeeping account for the benefit of the Participant. Such stock certificate shall be held by the Company until the Restricted Stock Vests (or the phantom units are redeemed to Shares, in the case of Restricted Stock granted as phantom units) or is forfeited. The Company shall not be obligated to deliver any stock certificates until such Shares have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange upon which outstanding Shares of such class at the time of the Award are listed nor until there has been compliance with such laws or regulations as the Company may deem applicable, including without limitation registration or qualification of such Shares under any federal or state law.

(b) Dividends and Voting Rights. Unless the Committee determines otherwise, during the period from the date the Restricted Stock is awarded to the date the Restricted Period expires, the Participant will be entitled to all rights of a stockholder of the Company, including the right to vote the Shares and receive dividends and other distributions declared on such Shares from time to time, as distributed. Notwithstanding the foregoing, with respect to Restricted Stock granted as phantom units, the Participant shall not have any rights as a stockholder of the Company until such units are redeemed as Shares, but, subject to the determination of the Committee, may receive dividend equivalents on such units as if they were Shares and the equivalent of other distributions declared on the Shares from time to time. With respect to any dividends or distributions on performance-based restricted stock (or equivalents of such in connection with phantom units), such dividends and distributions will be subject to the same vesting and forfeiture provisions applicable to the award of restricted stock (or phantom units). Dividends and equivalents may be paid out in cash or Pep Boys Stock, at the Committee's election.

(c) Restricted Period and Vesting Schedule. The Committee shall have the plenary authority and absolute discretion to determine the Restricted Period for the Restricted Stock granted to a Participant and the times at which the Shares subject to such Restricted Stock shall Vest, which may be different for each award of Restricted Stock, or become redeemed as Shares if granted as phantom units, provided, however that no Shares shall Vest prior to one year from the date of grant of the Restricted Stock. Vesting may be time-based and/or tied to the achievement of certain performance goals, including those performance goals listed in Section 10 of the Plan. Notwithstanding the foregoing, only whole Shares shall Vest and become redeemed if granted as phantom units. In the event that a Participant shall become entitled to a fractional Share, such fractional Share shall not Vest (or be redeemed) unless and until the Participant becomes entitled to such number of fractional Shares as shall be equal in sum to a whole Share.

(d) Forfeiture of Shares.

(i) Except as otherwise provided by the Committee, in the event the Participant's employment or service with the Company terminates for any reason other than Disability or death, or as specified in Section 10 of the Plan, any Shares subject to the Participant's Restricted Stock which has not Vested shall be automatically forfeited by the Participant. Shares which are forfeited may be canceled by the Company without any action by the Participant.

(ii) Except as otherwise provided by the Committee, in the event the Participant's employment or service with the Company terminates due to the Participant's Disability or death, any of the Participant's Restricted Stock which has not Vested shall, if such termination occurs more than one year after the date of the award of such Restricted Stock, vest in the prorated amount equal to the ratio of (A) the number of whole years between the date of the Award and the date of such termination to (B) the total Restricted Period to which the Award is subject, and the balance of the Restricted Stock shall be forfeited. If such termination occurs less than one year after the date of grant of the Award, the Participant's Restricted Stock shall be automatically forfeited by the Participant and may be canceled by the Company without any action by the Participant.

(e) Transfers. During the Restricted Period, no Restricted Stock awarded under the Plan or any interest therein may be transferred, except by will or by the laws of descent and distribution. During the lifetime of the person to whom Restricted Stock is granted, the rights of such Restricted Stock may be exercised only by him or, in the event of his incompetence, by his legal representative. Upon the death of a Participant, the person to whom the rights shall have passed by will or the laws of descent and distribution shall become entitled to the Restricted Stock only in accordance with the provisions of subsection (d) above.

(f) Deferrals. The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to the Participant in connection with any Restricted Stock grant as phantom units . The Committee shall establish rules and procedures for any such deferrals, consistent with applicable requirements of Section 409A of the Code.

(g) Other Provisions. The Restricted Stock Agreements shall contain such other provisions as the Committee shall deem advisable.

(h) Amendment. The Committee shall have the right to amend the Restricted Stock Agreements issued to a Participant subject to his consent, except that the consent of the Participant shall not be required for any amendment made under Section 11 of the Plan.

10. Qualified Performance-Based Compensation.

(a) Designation as Qualified Performance-Based Compensation. The Committee may determine that Restricted Stock (including dividend equivalents granted with respect to phantom units) granted to a Participant shall be considered "qualified performance-based compensation" under Section 162(m) of the Code, in which case the provisions of this Section 10 shall apply.

(b) Performance Goals. When grants of Restricted Stock (including dividend equivalents granted with respect to phantom units) are made under this Section 10, the Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the requirements of Section 162(m) of the Code for "qualified performance-based compensation." The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the performance goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable, but may reduce the amount of compensation that is payable, pursuant to the Restricted Stock (including dividend equivalents granted with respect to phantom units) grants identified by the Committee as "qualified performance-based compensation". With respect to any dividends or distributions on performance-based Restricted Stock, such dividends and distributions will be subject to the same vesting and forfeiture provisions applicable to the award of Restricted Stock.

(c) Criteria Used for Objective Performance Goals. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: (i) return on total stockholder equity; (ii) earnings per Share; (iii) net income (before or after taxes); (iv) earnings before interest, taxes, depreciation and amortization; (v) sales or revenue targets; (vi) return on assets, capital or investment; (vii) cash flow; (viii) market share; (ix) cost reduction goals; (x) budget comparisons; (xi) implementation or completion of projects or processes strategic or critical to our business operation; (xii) measures of customer satisfaction; and/or (xiii) any combination of, or a specified increase in, any of the foregoing. The performance goals established by the Committee may be based upon the attainment of specified levels of the Company's performance under one or more of the measures described above and may also be based on the performance of one of Company's business units or divisions or any subsidiary of the Company, or measured comparing the performance of any of the foregoing with other companies based on one or more of the measures described above, or any combination of the foregoing. The Committee will determine the objective business criteria upon which the performance goals are based and the weight to be accorded such goals. The performance goals need not be uniform among Participants.

(d) Timing of Establishment of Goals. The Committee shall establish the performance goals in writing either before the beginning of the performance period or during the period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other dates as may be required or permitted under applicable regulations under Section 162(m) of the Code.

(e) Certification of Results. The Committee shall certify the performance results for the performance period specified in the Restricted Stock Agreement after the performance period ends. The Committee shall determine the amount, if any, to be paid pursuant to each grant of Restricted Stock (including dividend equivalents granted with respect to phantom units) based on the achievement of the performance goals and the satisfaction of all other terms of the Restricted Stock Agreement.

(f) Death, Disability or Other Circumstances. The Committee may provide in the Restricted Stock Agreement that Restricted Stock (including dividend equivalents granted with respect to phantom units) granted under this Section 10 shall be payable, in whole or in part, in the event of the Participant's death or disability, Change of Control or under other circumstances consistent with the Treasury regulations and rulings under Section 162(m) of the Code.

11. Change of Control.

(a) For purposes of this Section, a "Change of Control" shall be deemed to have taken place if:

(i) individuals who, on the date hereof, constitute the Board of Directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board of Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director;

(ii) any "Person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "Exchange Act") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board of Directors (the "Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions: (i) by the Company or any subsidiary of the Company in which the Company owns more than 50% of the combined voting power of such entity (a "Subsidiary"), (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (iii) by any underwriter temporarily holding the Company's Voting Securities pursuant to an offering of such Voting Securities, or (iv) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c));

(iii) a merger, consolidation, statutory share exchange or similar form of corporate transaction is consummated involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Company's Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Company's Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Company's Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board of Directors' approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction");

(iv) a sale of all or substantially all of the Company's assets is consummated;

(v) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

(vi) there occur such other events as the Board of Directors may designate.

Notwithstanding the foregoing, a Change of Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Company's Voting Securities as a result of the acquisition of the Company's Voting Securities by the Company which reduces the number of the Company's Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change of Control of the Company shall then occur. Notwithstanding the foregoing, the Committee may provide for a different definition of a "Change of Control" if the Award is subject to the requirements of Section 409A of the Code and the Award will become payable on a Change of Control.

(b) Consequences of a Change of Control. Upon the occurrence of a Change of Control, unless the Committee determines otherwise, any Option granted hereunder shall immediately become exercisable in full and all restrictions related to any Restricted Stock shall lapse. In addition, in the event of a Change of Control, the Committee may take any one or more of the following actions with respect to any or all outstanding Awards, without the consent of any Optionee or Participant: (i) the Committee may require that Optionees surrender their outstanding Options in exchange for one or more payments by the Company, in cash or Shares as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the Shares subject to the Optionee's unexercised Options exceeds the Option Price, and on such terms as the Committee determines, (ii) after giving Optionees an opportunity to exercise their outstanding Options, the Committee may terminate any or all unexercised Options at such time as the Committee deems appropriate, (iii) with respect to Participants holding Restricted Stock that consists of phantom units, the Committee may determine that such Participants shall receive one or more payments in settlement of such grants of Restricted Stock, in such amount and form and on such terms as may be determined by the Committee, subject to the requirements of Section 409A of the Code, to the extent applicable, or (iv) determine that all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and grants of Restricted Stock that remain in effect after the Change of Control shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion shall take place as of the date of the Change of Control or such other date as the Committee may specify.

12. Adjustments on Changes in Capitalization. If there is any change in the number or kind of Shares outstanding (i) by reason of a stock dividend, stock split, spin-off, recapitalization or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in

par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Shares as a class without the Company's receipt of consideration, or if the value of outstanding Shares is substantially reduced as a result of a spin-off or the Company's payment of an extraordinary dividend or distribution, the aggregate number of Shares as to which Awards may be granted hereunder, the maximum number of Shares for which Awards may be granted to any individual during any calendar year, the kind and number of Shares covered by each outstanding Award and the Option Price, in the case of grants of Options, shall be equitably adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards; provided, however, that any fractional Shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change of Control the provisions of Section 11 shall apply. Any adjustments to outstanding Awards shall be consistent with Section 409A or 422 of the Code, to the extent applicable. Any adjustments determined by the Committee shall be final, binding and conclusive.

13. Amendment of the Plan. The Board of Directors may amend the Plan from time to time in such manner as it may deem advisable. Nevertheless, the Board of Directors may not, without obtaining approval by vote of a majority of the votes cast at a duly called meeting of the shareholders at which a quorum representing a majority of all outstanding voting stock of the Company is, either in person or by proxy, present and voting on the matter, within twelve months before or after such action, change the class of individuals eligible to receive an ISO, extend the expiration date for the grant of ISOs under the Plan, decrease the minimum Option Price of an ISO granted under the Plan or increase the maximum number of Shares as to which Options may be granted or the maximum number which may be granted to any individual in any calendar year. No amendment to the Plan shall adversely affect any outstanding Option, however, without the consent of the Optionee. The material terms of the performance goals must be reapproved by the Company's shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which the shareholders previously approved the provisions of Section 10, if additional grants of Restricted Stock are to be made under Section 10 and if required by Section 162(m) of the Code or the regulations thereunder.

14. No Continued Employment. The grant of an Award pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Affiliate to retain the Optionee or Participant in the employ of the Company or an Affiliate and/or as a member of the Company's Board of Directors or in any other capacity.

15. Withholding of Taxes. Whenever the Company proposes or is required to deliver or transfer Shares in connection with the exercise of an Option or in connection with the Vesting of Restricted Stock, the Company shall have the right to (a) require the recipient to remit or otherwise make available to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such Shares or (b) take whatever action it deems necessary to protect its interests with respect to tax liabilities, including without limitation allowing the Optionee or Participant to surrender, or have the Company retain from Shares which are otherwise issuable or deliverable in connection with an Award a number of Shares which have a Fair Market Value equal to such tax liability. The Company's obligation to make any delivery or transfer of Shares shall be conditioned on the Optionee's or Participant's compliance, to the Company's satisfaction, with any withholding requirement.

16. Interpretation. The Plan is intended to enable transactions under the Plan with respect to directors and officers (within the meaning of Section 16(a) under the Securities Exchange Act of 1934, as amended) to satisfy the conditions of Rule 16b-3; to the extent that any provision of the Plan, or any provisions of any Option or Restricted Stock granted pursuant to the Plan, would cause a conflict with such conditions or would cause the administration of the Plan as provided in Section 3 to fail to satisfy the conditions of Rule 16b-3, such provision shall be deemed null and void to the extent permitted by applicable law. Subject to the foregoing, the Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-3381

The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-0962915**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA	**19132**
(Address of principal executive office)	(Zip code)

215-430-9000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

As of the close of business on August 2, 2009 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $456,221,486.

As of April 2, 2010, there were 52,448,473 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year, for the Company's 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries ("the Company") began operations in 1921 and is the only national chain offering automotive service, tires, parts and accessories. This positioning allows us to streamline the distribution channel and pass the savings on to our customer facilitating our vision of becoming the automotive solutions provider of choice for the value-oriented customer. Our primary operating unit is our Supercenter format, which serves both "do-it-for-me" ("DIFM", which includes service labor, installed merchandise and tires) and "do-it-yourself" ("DIY", or retail) customers with the highest quality service offerings and merchandise. In most of our Supercenters, we also have a commercial sales program that provides commercial credit and prompt delivery of tires, parts and other products to local, regional and national repair shops and dealers.

The Company operates approximately 11,686,000 of gross square feet of retail space, including service bays. The Supercenters average approximately 20,700 square feet, Service & Tire Centers average 6,800 square feet and the Pep Express stores average 9,500 square feet.

In 2009, as part of our long-term strategy to lead with automotive service, we began complementing our existing Supercenter store base with Service & Tire Centers. These Service & Tire Centers are designed to capture market share and leverage our existing Supercenters and support infrastructure. We currently plan to lease Service & Tire Center locations, as we believe that there are sufficient existing available locations with attractive lease terms to enable our expansion. We are targeting a total of 40 new Service & Tire Centers in fiscal 2010, and 80 in fiscal 2011. In fiscal 2009, we opened 24 new Service & Tire Centers including ten locations acquired through our purchase of Florida Tire, Inc. and one new Supercenter.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

	Year ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Parts and accessories	63.9%	65.1%	66.6%
Tires	16.4	16.3	15.2
Total merchandise sales	80.3	81.4	81.8
Service labor	19.7	18.6	18.2
Total revenues	100.0%	100.0%	100.0%

As of January 30, 2010, the Company operated its stores in 35 states and Puerto Rico. The following table indicates, by state, the number of stores the Company had in operation at the end of each of the last five fiscal years, and the number of stores opened and closed by the Company during each of the last four fiscal years:

NUMBER OF STORES AT END OF FISCALS 2006 THROUGH 2009

State	2009 Year End	Closed	Opened	2008 Year End	Closed	Opened	2007 Year End	Closed	Opened	2006 Year End
Alabama	1	—	—	1	—	—	1	—	—	1
Arizona	22	—	—	22	—	—	22	1	1	22
Arkansas	1	—	—	1	—	—	1	—	—	1
California	124	—	6	118	—	—	118	3	—	121
Colorado	7	—	—	7	—	—	7	1	—	8
Connecticut	7	—	—	7	—	—	7	1	—	8
Delaware	7	—	1	6	—	—	6	—	—	6
Florida	53	—	10	43	—	—	43	—	—	43
Georgia	22	—	—	22	—	—	22	3	—	25
Illinois	25	—	3	22	—	—	22	1	—	23
Indiana	7	—	—	7	—	—	7	2	—	9
Kansas	—	—	—	—	—	—	—	2	—	2
Kentucky	4	—	—	4	—	—	4	—	—	4
Louisiana	8	—	—	8	—	—	8	2	—	10
Maine	1	—	—	1	—	—	1	—	—	1
Maryland	18	—	—	18	—	—	18	1	—	19
Massachusetts	6	—	—	6	—	—	6	1	—	7
Michigan	5	—	—	5	—	—	5	2	—	7
Minnesota	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4
New Jersey	31	—	2	29	—	—	29	—	1	28
New Mexico	8	—	—	8	—	—	8	—	—	8
New York	29	—	—	29	—	—	29	—	—	29
North Carolina	8	—	—	8	—	—	8	2	—	10
Ohio	10	—	—	10	—	—	10	2	—	12
Oklahoma	5	—	—	5	—	—	5	1	—	6
Pennsylvania	45	—	3	42	—	—	42	—	—	42
Puerto Rico	27	—	—	27	—	—	27	—	—	27
Rhode Island	2	—	—	2	—	—	2	1	—	3
South Carolina	6	—	—	6	—	—	6	—	—	6
Tennessee	7	—	—	7	—	—	7	—	—	7
Texas	47	—	—	47	—	—	47	7	—	54
Utah	6	—	—	6	—	—	6	—	—	6
Virginia	16	—	—	16	—	—	16	—	—	16
Washington	2	—	—	2	—	—	2	—	—	2
Total	587	—	25	562	—	—	562	33(1)	2	593

(1) As more fully described in Note 11—Store Closures and Asset Impairments of the notes to the Consolidated Financial Statements included in Item 8, the Company closed 31 stores during the fourth quarter of fiscal 2007.

BUSINESS STRATEGY

Our vision for Pep Boys is to take what we believe to be our industry-leading position in automotive services and accessories and become the automotive solutions provider of choice for the value-oriented customer. Our brand positioning—"Pep Boys Does Everything. For Less" is designed to convey to customers the breadth of the automotive services and merchandise that we offer and our value proposition. The four strategies to achieve our vision are to: (i) Earn the trust of our customers every day, (ii) Lead with our service business and grow through our Service & Tire Centers, (iii) Establish a differentiated retail experience by leveraging our Automotive Superstore and (iv) Leverage our Automotive Superstore to provide the most complete offering for our commercial customers.

Earn the TRUST of our Customers every day. We do this by delivering a customer experience that is based on Speed, Expertise, Respect and Value. We start with our associates, focusing on their hiring, training and development, and the conversion of their compensation to performance-based plans. In our stores, we strive to continuously improve the customer experience by providing better looking and easier to shop stores and more consistent execution of our simplified and streamlined operations. We have developed a specific tailored marketing plan for each of our markets to maximize our reach and efficiencies. These marketing programs focus on TV and radio promotions scheduled around traditional shopping holidays that focus on the most frequently needed services. These promotions are supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns. And our Rewards program that benefits customers whether they choose to do it themselves or have us do it for them, helps to drive customer count increases and repeat business through discounted towing, free services and rewards points for purchases.

Lead with our Service business and grow through our Service & Tire Centers. We do this by being a full service—tire, maintenance and repair—shop that *DOES EVERYTHING. FOR LESS.* Our full service capabilities, ASE-certified technicians and continuous investment in training and equipment allow customers to rely on us for all of their automotive service and maintenance needs. We can provide these services at highly-competitive prices because our size and business model allow us to buy quality parts at lower prices and pass those savings onto our customers.

Our store growth plans are centered on a "hub and spoke" model, which calls for adding smaller neighborhood Service & Tire Centers to our existing Supercenter store base in order to further leverage our existing inventories, distribution network, operations infrastructure and advertising spend. We opened 25 new stores in 2009—24 Service & Tire Centers and one smaller prototype Supercenter. Our plans call for 40 more new locations in 2010, followed by 80 in 2011. The typical Service & Tire Center is full service with approximately six service bays and $1 million in expected sales. Our Supercenters were built to be destination stores. Our Service & Tire Centers offer customer convenience, allowing us to be close to our customers' home or work.

Establish a differentiated Retail experience by leveraging our Automotive Superstore. The size of our stores allows us to provide the highest level of replacement parts coverage and the broadest range of maintenance, performance and appearance products and accessories in the industry. As part of our commitment to carry the best assortment of automotive aftermarket merchandise, we make assortment decisions by examining every merchandise category using market and demographic data to assure we have the best product in the right place. This category management process ensures our assortment includes the appropriate coverage for service, retail and commercial consumers as well as allowing us to make good, sound decisions about price, product and promotions.

Leverage our Automotive Superstore to provide the most complete offering for our Commercial customers. To further leverage our inventory and automotive aftermarket expertise, we continue to expand our commercial operations. In addition to offering these customers parts and fluids, we enjoy a competitive advantage of also being able to offer tires, equipment, accessories and services.

STORE IMPROVEMENTS

In fiscal 2009, the Company's capital expenditures totaled $43,214,000 which included the addition of 25 stores and one regional tire and battery distribution center, as well as other store and corporate improvements. Our fiscal 2010 capital expenditures are expected to be approximately $68,000,000 which includes the addition of approximately 40 Service & Tire Centers and other store and corporate improvements. These expenditures are expected to be funded from cash on hand, net cash generated from operating activities and the Company's existing line of credit.

SERVICES AND PRODUCTS

The Company operates a total of 6,027 service bays in 578 of its 587 locations. Each service location performs a full range of automotive repair and maintenance services (except body work) and installs tires, hard parts and accessories.

Each Pep Boys Supercenter and Pep Express store carries a similar product line, with variations based on the number and type of cars in the markets where the store is located, while a Pep Boys Service & Tire Center carries tires and a limited selection of our other products. A full complement of inventory at a typical Supercenter includes an average of approximately 25,000 items, while Service & Tire Centers average approximately 4,000 items. The Company's product lines include: tires (not stocked at Pep Express stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; and a limited amount of select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools, personal transportation products and canopies.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names DEFINITY, FUTURA® and CORNELL®, and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids, wheel rims and wiper blades under the name PROLINE®; alternators, battery booster packs, alkaline type batteries and starters under the name PROSTART®; power steering hoses, chassis parts and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP® and brakes, starters, and ignitions under the name VALUEGRADE. All products sold by the Company under various private label names were approximately 31%, 28%, and 27% of the Company's merchandise sales in fiscal 2009, 2008, and 2007, respectively.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage inventory investment. The program satisfies the commercial customer's automotive inventory needs by taking advantage of the breadth and quality of the Company's parts inventory as well as its experience supplying its own service bays and mechanics. As of January 30, 2010, approximately 80% or 451 of the Company's 562 Supercenters and Pep Express stores provided commercial parts delivery as compared to approximately 76% or 428 stores at the end of fiscal 2008.

In May 2009, the Company began a 20-store pilot program designed to fulfill the Company's goal of becoming the automotive solutions provider of choice for mobile electronics and installation services. The Company re-organized our automotive audio product lines to include radios, speakers, amplifiers, remote starters and alarm systems from the most popular brands. The key to this program was the addition of expert sales and installation technicians to service our customers' needs. In November 2009, we added an additional 11 stores to the program and we expect to expand to a total of 150 stores by the end of the second quarter of fiscal 2010.

The Company has a point-of-sale system in all of its stores, which gathers sales and inventory data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, inventory, marketing, and merchandising strategies. The Company has an electronic parts catalog that allows our employees to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a periodic basis, the Company employs a promotional pricing strategy on select items and service offers to drive increased customer traffic.

The Company uses various forms of advertising to promote its service and repair capabilities , merchandise offerings and its commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with TV and radio promotions that focus on the most frequently needed services and are scheduled around periods of time when automotive repair and preventative maintenance are top of mind and relevant to our customers. These promotions will be supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns.

The Company maintains a website located at www.pepboys.com. It serves as an important portal to our Company, allowing consumers the freedom and convenience to access more information about the organization, our stores and our service, tires, parts and accessories offerings online. The site also provides consumers with general and seasonal car care tips, do-it-yourself vehicle maintenance and light repair guidance and safe driving pointers. Exclusive online coupons are available to site visitors who register their e-mail addresses with us. These coupons cover special discounts on services and products at Pep Boys.

In fiscal 2009, approximately 35% of the Company's total revenues were cash transactions with the remainder being co-branded credit card, other credit and debit card transactions and commercial credit accounts.

STORE OPERATIONS AND MANAGEMENT

Most Pep Boys stores are open seven days a week. Each Supercenter has a Retail Manager and Service Manager (Service & Tire Centers only have a Service Manager while Pep Express stores only have a Retail Manager) who report to geographic-specific Area Directors and Division Vice Presidents. The Division Vice Presidents report to the Senior Vice President of Stores who in turn reports to the Chief Executive Officer. As of January 30, 2010, a Retail Manager's and a Service Manager's average length of service with the Company is approximately 9.3 and 6.3 years, respectively.

Supervision and control over individual stores is facilitated by means of the Company's computer system, operational handbooks and regular visits to stores by Area Directors and Divisional Vice Presidents. All of the Company's advertising, accounting, purchasing, information technology, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's regional operations are performed at various regional offices of the Company. See "Item 2 Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses by dedicated and contract carriers. Target levels of inventory for each product are established for each warehouse and store based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse, potentially triggering re-ordering of merchandise from suppliers. In addition, each Pep Boys store has an automated inventory replenishment system that orders additional inventory, generally from a warehouse, when a store's inventory on-hand falls below the target levels.

The Company also maintains Superhub stores which have a larger assortment of product than our normal Supercenter. Implementation of the Superhub store concept enabled local expansion of our product assortment in a cost effective manner. We are now able to satisfy customer needs for slow moving product by carrying limited amounts of this product at Superhub stores. These Superhubs then deliver this product to requesting Supercenters to fulfill customer demand. Superhub stores are generally replenished from distribution centers multiple times per week.

SUPPLIERS

During fiscal 2009, the Company's ten largest suppliers accounted for approximately 52% of the merchandise purchased by the Company. No single supplier accounted for more than 18% of the Company's purchases. The Company has no long-term contracts under which it is required to purchase merchandise except for a contract to purchase bulk oil for use in the Company's service bays, which is anticipated to expire in 2010. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at similar cost, for the types of merchandise sold in its stores.

COMPETITION

The Company operates in a highly competitive environment. The Company encounters competition from nationwide and regional chains and from local independent service provides and merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-for-me" and "do-it-yourself" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer or have more stores in particular geographic areas than the Company. The principal methods of competition in our industry include store location, customer service and product offerings, quality and price.

REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the handling, storage and disposal of hazardous substances contained in the products it sells and uses in its service bays, the recycling of batteries, tires and used lubricants, the sale of small engine merchandise and the ownership and operation of real property.

EMPLOYEES

At January 30, 2010, the Company employed 17,718 persons as follows:

Description	Full-time	%	Part-time	%	Total	%
Retail	3,839	32.3	4,233	72.5	8,072	45.6
Service center	6,774	57.0	1,515	26.0	8,289	46.8
Store total	10,613	89.3	5,748	98.5	16,361	92.4
Warehouses	541	4.6	83	1.4	624	3.5
Offices	727	6.1	6	0.1	733	4.1
Total employees	11,881	100.0	5,837	100.0	17,718	100.0

The Company had no union employees as of January 30, 2010. At January 31, 2009, the Company employed 12,169 full-time and 6,289 part-time employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in "Item 1 Business" and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). See "Item 1A Risk Factors." We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC's Office of Filings and Information Services at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the Office of Filings and Information Services by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC.

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only.

Copies of our SEC reports are also available free of charge. Please call our investor relations department at 215-430-9720 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132 to request copies.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the name, age, tenure with the Company and position (together with the year of election to such position) of the executive officers of the Company:

Name	Age	Tenure with Company as of April 2010	Position with the Company and Date of Election to Position
Michael R. Odell	46	3 years	Chief Executive Officer since September 2008
Raymond L. Arthur	51	2 years	Executive Vice President—Chief Financial Officer since May 2008
Joseph A. Cirelli	51	33 years	Senior Vice President—Business Development since November 2007
Troy E. Fee	41	3 years	Senior Vice President—Human Resources since July 2007
William E. Shull III	51	2 years	Senior Vice President—Stores since September 2008
Scott A. Webb	46	3 years	Senior Vice President—Merchandising & Marketing since September 2007
Brian D. Zuckerman	40	11 years	Senior Vice President—General Counsel & Secretary since March 2009

Michael R. Odell was named Chief Executive Officer on September 22, 2008, after serving as Interim Chief Executive Officer since April 23, 2008. Mr. Odell joined the Company in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group.

Raymond L. Arthur joined Pep Boys in May 2008 after serving as Executive Vice President and Chief Financial Officer of Toys "R" Us Inc., from 2004 to 2006, where he oversaw its strategic review and restructuring of company-wide operations, as well as managing the leveraged buy-out of the company. During his seven year tenure at Toys "R" Us, Mr. Arthur also served as President and Chief Financial Officer of toysrus.com from 2000 to 2003 and as Corporate Controller of Toys "R" Us from 1999 to 2000. Prior to that, he worked in a variety of roles of increasing responsibility for General Signal, American Home Products, American Cyanamid and in public accounting.

Joseph A. Cirelli was named Senior Vice President—Corporate Development in November 2007. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including Senior Vice President—Service, Vice President—Real Estate and Development, Vice President—Operations Administration, and Vice President—Customer Satisfaction.

Troy E. Fee, Senior Vice President—Human Resources, joined the Company in July 2007, after having most recently served as the Senior Vice President of Human Resources Shared Services for TBC Corporation, then the parent company of Big O Tires, Tire Kingdom and National Tire & Battery. Mr. Fee has over 20 years experience in operations and human resources in the tire and automotive service and repair business.

William E. Shull III joined the Company in September 2008 as Senior Vice President—Stores. Over the last 25 years Mr. Shull has held several senior management positions where his focus was on building and integrating store management teams into successfully profitable and cohesive units. Some of his executive positions include SVP—Sales at The Wiz; SVP—Mall Operations of TransWorld Entertainment; SVP—Operations of Hollywood Entertainment; and in his 13 years at AutoZone he was instrumental in building the foundation of the retail chain in 4 geographic regions and responsible for store communications, training, and served on several strategic initiative committees. He was also a principal and the COO of a small, high-end custom electronics firm in Memphis TN, selling his stake in 2005.

Scott A. Webb, Senior Vice President—Merchandising & Marketing, joined the Company in September 2007 after having most recently served as the Vice President, Merchandising and Customer Satisfaction of AutoZone. Mr. Webb joined AutoZone in 1986 where he began his service in field management before transitioning, in 1992, to the Merchandising function.

Brian D. Zuckerman was named Senior Vice President—General Counsel & Secretary on March 1, 2009 after having most recently served as Vice President—General Counsel & Secretary since 2003. Mr. Zuckerman joined the Company as a staff attorney in 1999. Prior to joining Pep Boys, Mr. Zuckerman practiced corporate and securities law with two firms in Philadelphia.

Each of the executive officers serves at the pleasure of the Board of Directors of the Company.

ITEM 1A RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described as risks below actually occurs, our business, results of operations and or financial condition could be materially and adversely affected. The following section discloses all known material risks that we face. However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements.

Risks Related to Pep Boys

We may not be able to successfully implement our business strategy, which could adversely affect our business, financial condition, results of operations and cash flows.

In fiscal 2007, we adopted our long-term strategic plan, which includes numerous initiatives to increase sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to implement the initiatives efficiently and effectively, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the retail automotive aftermarket industry, many of which may be beyond our control (See "Risks Related to Our Industry").

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the next fiscal year, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of rent and the principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with financial and operating restrictions placed on us and our subsidiaries by our credit facilities could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them or may interrupt our source of supply. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all. A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends in part on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local environmental laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, the ownership and operation of real property and the sale of small engine merchandise. When we acquire or dispose of real property or enter into financings secured by real property, we undertake investigations that may reveal soil and/or groundwater contamination at the subject real property. All such known contamination has either been remediated, or is in the process of being remediated. Any costs expected to be incurred related to such contamination are either covered by insurance or financial reserves or provided for in the consolidated financial statements. However, there exists the possibility of additional soil and/or groundwater contamination on our real property where we have not undertaken an investigation. A failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some segments of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each segment of the automotive aftermarket:

Do-It-Yourself

Retail

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and

- mass merchandisers and wholesale clubs that sell automotive products and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.

Commercial

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

Do-It-For-Me

Service

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as oil change, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Tires

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and

- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on mass transportation.

Economic factors affecting consumer spending habits may continue, resulting in a decline in revenues and may negatively impact our business.

Many economic and other factors outside our control, including consumer confidence, consumer spending levels, employment levels, consumer debt levels and inflation, as well as the availability of consumer credit, affect consumer spending habits. A significant deterioration in the global financial markets and economic environment, recessions or an uncertain economic outlook could adversely affect consumer spending habits and can result in lower levels of economic activity. The domestic and international political situation also affects consumer confidence. Any of these events and factors could cause consumers to curtail spending, especially with respect to our more discretionary merchandise offerings, such as automotive accessories, tools and personal transportation products.

During fiscal 2009, there was significant deterioration in the global financial markets and economic environment, which negatively impacted consumer spending and our revenues. If these adverse trends in economic conditions continue or worsen, or if our efforts to counteract the impacts of these trends are not sufficiently effective, our revenues would continue to decline, negatively affecting our results of operations.

Consolidation among our competitors may negatively impact our business.

Our industry has experienced consolidation over time. If this trend continues or if they are able to achieve efficiencies in their mergers, the Company may face greater competitive pressures in the market in which they operate.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania and a 60,000 square foot structure in Los Angeles, California. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. The Company leases administrative regional offices of approximately 1,700 square feet in Whitemarsh, Maryland and approximately 4,000 square feet in Carrollton, Texas.

Of the 587 store locations operated by the Company at January 30, 2010, 231 are owned and 356 are leased. As of January 30, 2010, 126 of the 231 stores owned by the Company are currently used as collateral under our Senior Secured Term Loan, due October 2013.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company to replenish its store locations at January 30, 2010:

Warehouse Locations	Products Warehoused	Approximate Square Footage	Owned or Leased	Stores Serviced	States Serviced
San Bernardino, CA	All	600,000	Leased	167	AZ, CA, NM, NV, UT, WA
McDonough, GA	All	392,000	Owned	137	AL, FL, GA, LA, NC, PR, SC, TN, VA
Mesquite, TX	All	244,000	Owned	68	AR, CO, LA, MO, NM, OK, TX
Plainfield, IN	All	403,000	Owned	68	IL, IN, KY, MI, MN, OH, PA, TN
Chester, NY	All	400,400	Owned	147	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
Philadelphia, PA	Tires & Batteries	43,000	Leased	47	DE, NJ, PA
McDonough, GA	All except tires	30,000	Leased	—	Auxiliary warehouse space
Total		2,112,400			

In addition to the distribution centers above, the Company leases four satellite warehouses of approximately 78,700 square feet each. These satellite warehouses stock approximately 36,000 Stock-Keeping Units (SKUs), serve an average of 10-30 stores and have retail capabilities. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in SKUs through the end of fiscal 2010.

ITEM 3 LEGAL PROCEEDINGS

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated, and is in violation of, the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of fiscal 2008, the EPA informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity. During the third quarter of fiscal 2009, the Company and the EPA reached a settlement in principle of this matter requiring that the Company (i) pay a monetary penalty of $5 million, (ii) take certain corrective action with respect to certain inventory that had been restricted from sale during the course of the investigation, (iii) implement a formal compliance program and (iv) participate in certain non-monetary emission offset activities. The Company had previously accrued an amount equal to the agreed upon civil penalty and a $3 million contingency accrual with respect to the restricted inventory. During each of the third and fourth quarters of fiscal 2009, the Company reversed approximately $1 million of the inventory accrual as a portion of the subject inventory was released for sale.

The Company is also party to various other actions and claims arising in the normal course of business.

The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

ITEM 4 (REMOVED AND RESERVED)

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY." There were 4,998 registered shareholders as of April 2, 2010. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends Per Share
	High	Low	
Fiscal 2009			
Fourth quarter	$ 9.29	$7.76	$0.0300
Third quarter	10.69	8.40	0.0300
Second quarter	10.83	5.87	0.0300
First quarter	8.52	2.76	0.0300
Fiscal 2008			
Fourth quarter	$ 5.31	$2.62	$0.0675
Third quarter	9.49	3.00	0.0675
Second quarter	10.36	6.40	0.0675
First quarter	12.56	8.59	0.0675

On September 7, 2006, the Company renewed its share repurchase program and reset the authority back to $100,000,000 for repurchases to be made from time to time in the open market or in privately negotiated transactions. During the first quarter of fiscal 2007, the Company repurchased 2,702,460 shares of Common Stock for $50,841,000. The Company also disbursed during the first quarter of fiscal 2007, $7,311,000 for 494,800 shares of Common Stock repurchased during the fourth quarter of fiscal 2006. This program expired on September 30, 2007.

On March 12, 2009, the Board of Directors reduced the quarterly cash dividend to $0.03 per share. It is the present intention of the Board of Directors to continue to pay this quarterly cash dividend; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition, and capital needs of the Company and other factors which the Board of Directors deems relevant.

On January 26, 2010, the Company terminated the flexible employee benefits trust (the "Trust") that was established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans. In accordance with the terms of the Trust, upon its termination, the Trust's sole asset, consisting of 2,195,270 shares of the Company's common stock, was transferred to the Company in exchange for the full satisfaction and discharge of all intercompany indebtedness then owed by the Trust to the Company. The termination of the Trust has no impact on the Company's consolidated financial statements, except for the reclassification of the shares from within the shareholders equity section of the Company's Consolidated Balance Sheets.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 30, 2010:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column (a))
Equity compensation plans approved by security holders	2,005,775	$6.83	2,240,075

STOCK PRICE PERFORMANCE

The following graph compares the cumulative total return on shares of Pep Boys stock over the past five years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index, (2) the S&P 600 Automotive Retail Index and (3) an index of peer and comparable companies as determined by the Company. The comparison assumes that $100 was invested in January 2005 in Pep Boys Stock and in each of the indices and assumes reinvestment of dividends. The S&P 600 Automotive Retail Index consists of companies in the S&P SmallCap 600 index that meet the definition of the automotive retail classification, and is currently comprised of: Group 1 Automotive, Inc.; Lithia Motors, Inc.; Midas, Inc.; Monro Muffler Brake, Inc.; Sonic Automotive, Inc.; and The Pep Boys—Manny, Moe & Jack. The companies currently comprising the Peer Group are: Aaron's, Inc.; Advance Auto Parts, Inc.; AutoZone, Inc.; Big 5 Sporting Goods Corp.; Cabelas, Inc.; Conn's, Inc.; Dick's Sporting Goods, Inc.; Gander Mountain Co.; HHGregg, Inc.; Midas, Inc.; Monro Muffler Brake, Inc.; O'Reilly Automotive, Inc.; PetSmart, Inc.; RadioShack Corp.; Rent-A-Center, Inc.; Tractor Supply Co.; West Marine, Inc.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Pep Boys
S&P SmallCap 600 Index
Peer Group
S&P 600 Automotive Retail Index

Company/Index	Jan. 2005	Jan. 2006	Jan. 2007	Jan. 2008	Jan. 2009	Jan. 2010
Pep Boys	$100	$ 96.28	$100.82	$ 74.66	$19.39	$ 56.85
S&P SmallCap 600 Index	$100	$121.83	$133.89	$125.70	$77.58	$107.81
Peer Group	$100	$106.38	$121.59	$103.35	$87.78	$119.43
S&P 600 Automotive Retail Index(1)	$100	$130.35	$170.07	$106.98	$29.30	$ 81.20

(1) The S&P 600 Automotive Retail Index was created in May 2005. Therefore, the total return for January 2006 is for the period from May 2005 through January 2006.

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

Fiscal Year Ended	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006
	(dollar amounts are in thousands, except share and per share data)				
STATEMENT OF OPERATIONS DATA(6)					
Merchandise sales	$ 1,533,619	$ 1,569,664	$ 1,749,578	$ 1,853,077	$ 1,830,632
Service revenue	377,319	358,124	388,497	390,778	378,342
Total revenues	1,910,938	1,927,788	2,138,075	2,243,855	2,208,974
Gross profit from merchandise sales(7)	448,815(1)	440,502(3)	443,626(4)	533,276	470,019
Gross profit from service revenue(7)	37,292(1)	24,930(3)	42,611(4)	33,004	32,276
Total gross profit	486,107(1)	465,432(3)	486,237(4)	566,280	502,295
Selling, general and administrative expenses	430,261	485,044	518,373	546,399	519,600(5)
Net gain from disposition of assets	1,213	9,716	15,151	8,968	4,826
Operating profit (loss)	57,059	(9,896)	(16,985)	28,849	(12,479)(5)
Non-operating income	2,261	1,967	5,246	7,023	3,897
Interest expense	21,704(2)	27,048(2)	51,293	49,342	49,040
Earnings (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	37,616(1)	(34,977)(3)	(63,032)(4)	(13,470)	(57,622)(5)
Earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	24,113	(28,838)	(37,438)	(7,071)	(36,595)
Discontinued operations, net of tax	(1,077)(1)	(1,591)(3)	(3,601)(4)	4,333	1,088
Cumulative effect of change in accounting principle, net of tax	—	—	—	189	(2,021)
Net earnings (loss)	23,036	(30,429)	(41,039)	(2,549)	(37,528)
BALANCE SHEET DATA					
Working capital	$ 205,525	$ 179,233	$ 195,343	$ 163,960	$ 247,526
Current ratio	1.40 to 1	1.33 to 1	1.35 to 1	1.27 to 1	1.43 to 1
Merchandise inventories	$ 559,118	$ 564,931	$ 561,152	$ 607,042	$ 616,292
Property and equipment-net	$ 706,450	$ 740,331	$ 780,779	$ 906,247	$ 947,389
Total assets	$ 1,499,086	$ 1,552,389	$ 1,583,920	$ 1,767,199	$ 1,821,753
Long-term debt, excluding current maturities	$ 306,201	$ 352,382	$ 400,016	$ 535,031	$ 586,239
Total stockholders' equity	$ 443,295	$ 423,156	$ 470,712	$ 567,755	$ 594,565
DATA PER COMMON SHARE					
Basic earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$ 0.46	$ (0.55)	$ (0.72)	$ (0.13)	$ (0.67)
Basic earnings (loss) net	0.44	(0.58)	(0.79)	(0.05)	(0.69)
Diluted earnings (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principal	0.46	(0.55)	(0.72)	(0.13)	(0.67)
Diluted earnings (loss) net	0.44	(0.58)	(0.79)	(0.05)	(0.69)
Cash dividends declared	0.12	0.27	0.27	0.27	0.27
Book value per share	8.46	8.10	9.10	10.53	10.97
Common share price range:					
High	10.83	12.56	22.49	16.55	18.80
Low	2.76	2.62	8.25	9.33	11.75
OTHER STATISTICS					
Return on average stockholders' equity(8)	5.3%	(6.8)%	(7.9)%	(0.4)%	(6.0)%
Common shares issued and outstanding	52,392,967	52,237,750	51,752,677	53,934,084	54,208,803
Capital expenditures	$ 43,214	$ 151,883(9)	$ 43,116	$ 53,903	$ 92,083
Number of stores	587	562	562	593	593
Number of service bays	6,027	5,845	5,845	6,162	6,162

(1) Includes an aggregate pretax charge of $3,110 for asset impairment, of which $2,211 was charged to merchandise cost of sales, $673 was charged to service cost of sales and $226 (pretax) was charged to discontinued operations.

(2) Fiscal 2009 includes gain from debt retirement of $6,248. Fiscal 2008 includes a gain from debt retirement of $3,460, partially offset by a $1,172 charge for deferred financing costs.

(3) Includes an aggregate pretax charge of $5,353 for asset impairment, of which $2,779 was charged to merchandise cost of sales, $648 was charged to service cost of sales and $1,926 (pretax) was charged to discontinued operations.

(4) Includes an aggregate pretax charge of $10,963 for the asset impairment and closure of 31 stores, of which $5,350 was charged to merchandise cost of sales, $1,849 was charged to service cost of sales and $3,764 (pretax) was charged to discontinued operations. In addition we recorded a pretax $32,803 inventory impairment charge to cost of merchandise sales for the discontinuance of certain product offerings.

(5) Includes a pretax charge of $4,200 related to an asset impairment charge reflecting the remaining value of a commercial sales software asset, which was included in selling, general and administrative expenses.

(6) Statement of operations data reflects 53 weeks for the fiscal year ended February 3, 2007 while the other fiscal years reflect 52 weeks.

(7) Gross profit from merchandise sales includes the cost of products sold, buying, warehousing and store occupancy costs. Gross profit from service revenue includes the cost of installed products sold, buying, warehousing, service payroll and related employee benefits and occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs.

(8) Return on average stockholders' equity is calculated by taking the net earnings (loss) for the period divided by average stockholders' equity for the year.

(9) Includes the purchase of master lease assets for $117,121.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis explains the results of our operations for fiscal 2009 and 2008 and significant developments affecting our financial condition as of January 30, 2010. This discussion and analysis below should be read in conjunction with Item 6 "Selected Consolidated Financial Data," and our consolidated financial statements and the notes included elsewhere in this report. The discussion and analysis contains "forward looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Actual results may differ materially from the results discussed in the forward looking statements due to a number of factors beyond our control, including those set forth under the section entitled "Item 1A Risk Factors" elsewhere in this report.

Introduction

The Pep Boys-Manny, Moe & Jack is the only national chain offering automotive service, tires, parts and accessories. This positioning allows us to streamline the distribution channel and pass the savings to the customer facilitating our vision of becoming the automotive solutions provider of choice for the value-oriented customer. The majority of our stores are in a Supercenter format, which serves both "do-it-for-me" ("DIFM", which includes service labor, installed merchandise and tires) and "do-it-yourself" ("DIY", or retail) customers with the highest quality service offerings and merchandise. Most of our Supercenters also have a commercial sales program that provides delivery of tires, parts and other products to automotive repair shops and dealers. In 2009, as part of our long-term strategy to lead with automotive service, we began complementing our existing Supercenter store base with Service & Tire Centers. These Service & Tire Centers are designed to capture market share and leverage our existing Supercenter and support infrastructure. During fiscal 2009, we opened 24 new Service & Tire Centers, including ten locations acquired through our purchase of the assets of Florida Tire, Inc., and opened one new prototype Supercenter. We are targeting a total of 40 new Service & Tire Centers in fiscal 2010 and 80 in fiscal 2011. As of January 30, 2010, we operated 553 Supercenters and 25 Service & Tire Centers, as well as nine legacy Pep Express (retail only) stores throughout 35 states and Puerto Rico.

EXECUTIVE SUMMARY

During fiscal 2009, the Company continued to focus on executing its long-term strategic plan and reported its first profitable year since fiscal 2004. For fiscal 2009, earnings from continuing operations before taxes increased by $72,593,000 to $37,616,000, compared to a loss from continuing operations before taxes of $34,977,000 in the prior year. Net earnings for fiscal 2009 increased by $53,465,000 to $23,036,000, compared to a net loss of $30,429,000 in the prior year. Our increase in profitability resulted primarily from increased service revenues, increased gross profit margins and lower selling, general and administrative expenses due to continued disciplined spending control. Our diluted earnings per share for fiscal 2009 was $0.44, a $1.02 improvement over the $0.58 loss per diluted share recorded in fiscal 2008 (see Results of Operations).

For fiscal 2009, our comparable sales (sales generated by locations in operation during the same period of the prior year) decreased by 1.2% compared to a decrease of 8.0% in the prior year. The decrease in comparable sales was comprised of a 4.7% increase in comparable service revenue and a 2.6% decrease in comparable merchandise sales. The difficult macroeconomic environment, including continued high unemployment and tight credit, negatively impacted sales of our discretionary product categories such as accessories and complementary merchandise. Sales of non-discretionary product categories such as service and hard parts have benefited somewhat from this environment, as customers have focused on maintaining their existing vehicles rather than purchasing new vehicles. In addition, our non-discretionary product categories are primarily impacted by miles driven, which stabilized in the second half of 2009 after having declined for the previous year. We believe that the stabilization in miles driven is primarily due to lower gasoline prices.

The Company remains focused on refining and expanding the parts assortment to improve our in stock position, improving execution and the customer experience and utilizing television and radio advertising to communicate our value offerings. In fiscal 2009, we were able to successfully increase customer traffic and sales in our service and commercial businesses.

RESULTS OF OPERATIONS

The following discussion explains the material changes in our results of operations for the years ended January 30, 2010, January 31, 2009 and February 2, 2008.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	**Jan 30, 2010 (Fiscal 2009)**	**Jan 31, 2009 (Fiscal 2008)**	**Feb 2, 2008 (Fiscal 2007)**	**Fiscal 2009 vs. Fiscal 2008**	**Fiscal 2008 vs. Fiscal 2007**
Merchandise sales	80.3%	81.4%	81.8%	(2.3)%	(10.3)%
Service revenue(1)	19.7	18.6	18.2	5.4	(7.8)
Total revenues	100.0	100.0	100.0	(0.9)	(9.8)
Costs of merchandise sales(2)	70.7(3)	71.9(3)	74.6(3)	3.9	13.5
Costs of service revenue(2)	90.1(3)	93.0(3)	89.0(3)	(2.1)	3.7
Total costs of revenues	74.6	75.9	77.3	2.6	11.5
Gross profit from merchandise sales	29.3(3)	28.1(3)	25.4(3)	1.9	(0.7)
Gross profit from service revenue	9.9(3)	7.0(3)	11.0(3)	49.6	(41.5)
Total gross profit	25.4	24.1	22.7	4.4	(4.3)
Selling, general and administrative expenses	22.5	25.2	24.2	11.3	6.4
Net gain from disposition of assets	0.1	0.5	0.7	(87.5)	(35.9)
Operating profit (loss)	3.0	(0.5)	(0.8)	676.6	41.7
Non-operating income	0.1	0.1	0.2	14.9	(62.5)
Interest expense	1.1	1.4	2.4	19.8	47.3
Earnings (loss) from continuing operations before income taxes	2.0	(1.8)	(2.9)	207.5	44.5
Income tax expense (benefit)	35.9(4)	17.6(4)	40.6(4)	(320.0)	(76.0)
Earnings (loss) from continuing operations	1.3	(1.5)	(1.8)	183.6	23.0
Discontinued operations, net of tax	(0.1)	(0.1)	(0.1)	32.3	55.8
Net earnings (loss)	1.2	(1.6)	(1.9)	175.7	25.9

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of loss from continuing operations before income taxes

Fiscal 2009 vs. Fiscal 2008

Total revenue and comparable sales for fiscal 2009 decreased 0.9% and 1.2%, respectively as compared to the prior year. The 1.2% decrease in comparable store revenues consisted of a 4.7% increase in comparable service revenue offset by a 2.6% decrease in comparable merchandise sales. While our total revenue figures were favorably impacted by our opening of 25 new stores in fiscal 2009, a new store is not added to our comparable store sales base until it reaches its 13th month of operation. Stores are removed from the comparable store sales base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable store sales base. Square footage increases are immaterial and accordingly, are not considered in our calculations of comparable store sales data.

Total merchandise sales decreased 2.3% to $1,533,619,000 compared to $1,569,664,000 in fiscal 2008. Total service revenue increased 5.4% to $377,319,000 from $358,124,000 in the prior year. The decrease in merchandise sales was primarily due to weaker sales in our retail business stemming from less discretionary spending by our customers and lower DIY customer counts. Excluding sales of discretionary products such as generators, electronics and transportation products, our DIY core automotive sales remained relatively flat year over year. Service revenues increased in fiscal 2009 as compared to fiscal 2008 primarily due to increased customer counts.

During fiscal 2009, customer traffic generated by improved store execution, promotional events and an improved hard parts inventory position resulted in an increase in service and commercial customer count. However, total customer count declined as a result of a decrease in DIY customer count. We believe the decrease in retail customer count is due to reduced spending as a result of the current economic environment and our competitors continuing to open new stores as well as the result of the long-term industry decline in the DIY business. In addition, we carry a large assortment of more discretionary retail product that is more susceptible to consumer spending deferrals. We continue to believe that providing a differentiated merchandise assortment, better customer experience, low-price value proposition and innovative marketing will stem the overall decline in customer counts and sales over the long-term. In fact, customer count in our DIY space declined at a much lower rate in fiscal 2009 as compared to the prior year and we experienced our first increase in total customer count and sales in our third fiscal quarter since the first quarter of fiscal 2004, and the fourth quarter of fiscal 2006, respectively.

Gross profit from merchandise sales increased by $8,313,000 to $448,815,000 for fiscal 2009 from $440,502,000 in the prior year. Gross profit from merchandise sales increased to 29.3% for fiscal 2009 from 28.1% for fiscal 2008. Gross profit from merchandise sales in fiscal 2009 includes the reversal of inventory accruals of approximately $2,000,000 established in the prior year related to our temporarily restricting the sale of certain small engine merchandise that was subject to an ongoing EPA inquiry and a gain from insurance settlements of $562,000, mostly offset by an asset impairment charge of $2,211,000 as a result of continued declines in real estate values of previously closed locations. In the prior year, gross profit from merchandise sales included an asset impairment charge of $2,779,000 and a $3,000,000 inventory accrual due to the EPA inquiry referred to above. Excluding these adjustments from both years, gross profit from merchandise sales increased to 29.2% for fiscal 2009 from 28.4% in the prior year. Gross profit from merchandise sales increased despite a 2.3% decrease in merchandise sales as discussed above, primarily as a result of an improvement in inventory shrinkage, lower in-bound freight costs, lower warehousing costs (which declined by 40 basis points to 3.7% of merchandise sales) and lower store occupancy costs (which declined by 20 basis points to 11.4% of merchandise sales.) Warehousing costs declined primarily due to lower out-bound freight costs to stores and occupancy costs declined due to lower building maintenance costs and the elimination of equipment leasing costs.

Gross profit from service revenue increased to 9.9% for fiscal 2009 from 7.0% in fiscal 2008. Gross profit from service revenue increased by $12,362,000, or 49.6%. Both the current year and the prior year gross profit from service revenue included an asset impairment charge related to previously closed stores of $673,000 and $648,000, respectively. Excluding these adjustments from both years, gross profit from service revenues increased to 10.1% for fiscal 2009 from 7.1% in the prior year. The increase in gross profit was primarily due to increased service revenue which resulted in higher absorption of fixed expenses such as occupancy costs and, to a certain extent, labor costs.

Selling, general and administrative expenses, decreased to 22.5% of total revenues in fiscal 2009 from 25.2% in fiscal 2008. Selling, general and administrative expenses decreased $54,783,000 or 11.4%. The decrease was primarily due to lower media expense of $21,235,000, lower legal expenses and professional services fees of $13,300,000, reduced payroll and related expenses of $7,459,000, lower travel expenses of $2,280,000 and improved general liability claims expense of $1,346,000.

Net gains from the disposition of assets for fiscal 2009 and fiscal 2008 reflect gains of $1,213,000 and $9,716,000, respectively, primarily as a result of sale leaseback transactions. The Company completed sale leaseback transactions on four stores during fiscal 2009, as compared to sale leaseback transactions on approximately 70 stores in fiscal 2008.

Interest expense was $21,704,000 in fiscal 2009, a decline of $5,344,000 compared to the prior year. Fiscal 2009 and 2008 included gains from the retirement of debt of $6,248,000 and $3,460,000, respectively. Fiscal 2008 also included a $1,172,000 charge for deferred financing costs related to our revolving credit facility that was replaced. Excluding these items, interest expense declined by $1,384,000 from fiscal 2008 to fiscal 2009 primarily due to reduced debt levels.

Income tax expense was $13,503,000 or an effective rate of 35.9% for the fiscal 2009 as compared to an income tax benefit of $6,139,000 or an effective rate of 17.6% for the fiscal 2008. The current year effective tax rate includes a benefit of $1,200,000 due to the allocation of additional costs to certain jurisdictions thereby reducing past and future tax liabilities. The prior year effective tax rate was impacted by the non-deductibility of certain expenses for tax purposes, the recognition of gain for tax on surrender of life insurance policies and the establishment of a valuation allowance on certain state net operating losses and credits.

Loss from discontinued operations, net of tax, was $1,077,000 in fiscal 2009 versus $1,591,000, in fiscal 2008. Fiscal 2009 and 2008 included, on a pre-tax basis, impairment charges of $226,000 and $1,926,000, respectively.

As a result of the foregoing, we reported net earnings of $23,036,000 for fiscal 2009, an increase of $53,465,000 from our net loss of $30,429,000 in fiscal 2008. Our basic and diluted earnings per share were $0.44 as compared to our basic and diluted loss per share of $0.58 in the prior year.

Fiscal 2008 vs. Fiscal 2007

Total revenues for fiscal 2008 decreased 9.8% to $1,927,788,000 compared to $2,138,075,000 for fiscal 2007. This decrease was primarily due to weaker sales in our retail business stemming from lower customer counts and the de-emphasis of non-core automotive merchandise. Comparable revenues decreased by 8.0%, consisting of an 8.4% decrease in comparable merchandise sales and a 6.2% decrease in comparable service revenue.

In late fiscal 2007 and the first half of fiscal 2008, as part of our long-term strategic plan, we rebalanced our inventory through an aggressive mark-down and sell through program of non-core and unproductive merchandise in order to allow us to allocate a larger portion of our inventory investment to core automotive merchandise. This action was taken because our core automotive merchandise, which is utilized in each of our lines of business (DIY and DIFM) carries a higher gross product margin, requires less promotional activity and communicates to our customers our commitment to fulfilling all of their automotive aftermarket needs. Merchandise sales declined in fiscal 2008 as compared to fiscal 2007 as a result of our decision to exit non-core and unproductive products and lower customer counts.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 28.1% in fiscal 2008 from 25.4% in fiscal 2007. The decrease in dollars was $3,124,000 or a 0.7% decrease from fiscal 2007. The prior year included an inventory impairment charge of $32,803,000 and a $5,350,000 asset impairment charge resulting from the closure of 20 stores. Included in fiscal 2008 is an asset and inventory impairment charge of $5,779,000. The asset impairment charge was primarily for certain closed locations as a result of the decline in real estate values and the inventory impairment charge was due to our temporarily restricting certain small engine merchandise for sale that is the subject of an ongoing EPA inquiry. Excluding these adjustments from both years, gross profit as a percent of merchandise sales increased from 27.5% in fiscal 2007 to 28.4 in fiscal 2008. In dollars, merchandise gross profit decreased $35,498,000 or 7.4% primarily due to reduced merchandise sales. A further breakdown of our gross profit from merchandise sales excluding the items mentioned above is as follows: Our product gross margins improved by 170 basis points to 44.4% and warehousing costs declined by 16 basis points to 4.0% of merchandise sales. These improvements were partially offset by increased occupancy costs of 90 basis points as a result of increased rental obligations stemming from the sale-leaseback transactions.

Gross profit from service revenue declined as a percentage of service revenue to 7.0% in fiscal 2008 from 11.0% in fiscal 2007. Gross profit dollars from service revenue declined by 41.5% in fiscal 2008 or $17,681,000 from fiscal 2007. The fiscal 2007 included a $1,849,000 asset impairment charge related to the closure of 20 closed stores while fiscal 2008 included an additional asset impairment charge of $648,000. Excluding these adjustments, gross profit from service revenue declined by $18,882,000. As a percentage of service revenues, gross margin declined from 11.4% in fiscal 2007 to 7.1% in fiscal 2008 primarily due to a $30,373,000 decline in service revenue as discussed above and higher workers compensation expense, partly offset by lower service payroll and related expenses. The decline in sales volume resulted in reduced leverage of fixed expenses such as occupancy costs and to a certain extent labor costs.

Selling, general and administrative expenses, as a percentage of total revenues, increased to 25.2% for fiscal 2008 as compared to 24.2% for fiscal 2007, however total selling general and administrative expenses declined by $33,329,000 or 6.4% over the prior year. This decrease in dollars was the result of expense control initiatives, with major reductions in compensation and compensation related benefits of $29,377,000 and lower media expense of $4,776,000 as compared to the same period in fiscal 2007.

Net gain from disposition of assets for fiscal 2008 and fiscal 2007 reflect gains of $9,716,000 and $15,151,000, respectively. The $5,435,000 decrease resulted from the decline in the immediate recognition of gain on the sale leaseback transactions that were completed in the prior year as compared to those completed in the current year.

Interest expense decreased $24,245,000 or 47.3% to $27,048,000 in fiscal 2008 from $51,293,000 in fiscal 2007 primarily due to reduced debt levels as a result of applying proceeds from our sale leaseback transactions. Included in fiscal 2008 are a gain of $3,460,000 due to debt repurchases and a $1,172,000 charge for deferred financing costs related to our previous credit facility. Fiscal 2007 includes a $5,900,000 charge for deferred financing costs resulting from the repayment of $162,558,000 of our Senior Secured Term Loan facility and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge. Excluding these adjustments, interest expense declined by $16,057,000 or 35.4%.

Non-operating income as a percentage of total revenues decreased from 0.2% in fiscal 2007 to 0.1% in fiscal 2008. This decrease of $3,279,000 was due to lower investment balances in fiscal 2008 as compared to fiscal 2007.

Loss from discontinued operations was $1,591,000 in fiscal 2008 versus $3,601,000, in fiscal 2007. Fiscal 2008 included impairment charges of $1,926,000 due to declines in real estate values. Fiscal 2007 included impairment charges of $3,764,000 due to 11 store closures in the fourth quarter of fiscal 2007.

Our income tax benefit as a percentage of loss from continuing operations before income taxes was 17.6%, or $6,139,000, for fiscal 2008 versus 40.6%, or $25,594,000, for fiscal 2007. The decline in the effective rate was due to the non-deductibility of certain expenses for tax purposes, the recognition of a gain for tax on the surrender of life insurance policies and the establishment of a valuation allowance on certain state net operating losses and credits.

As a result of the foregoing, our net loss decreased by $10,610,000 in fiscal 2008 to $30,429,000 from $41,039,000 in fiscal 2007. The Company's basic and diluted loss per share improved $0.21 per share in fiscal 2008 to a loss of $0.58 per share versus a loss of $0.79 per share in fiscal 2007.

Discontinued Operations

In the third quarter of fiscal 2007, we adopted our long-term strategic plan. One of the initial steps in this plan was the identification of 31 low-return stores for closure. We have accounted for these store closures and recognize impairments in accordance with the provisions established for exit or disposal activities. Accordingly, our discontinued operations for all periods presented reflect the operating results for 11 of the 31 closed stores because we do not believe that the customers of these stores are likely to become customers of other Pep Boys stores due to geographical considerations. The operating results for the other 20 closed stores are included in continuing operations because we believe that the customers of these stores are likely to become customers of other Pep Boys stores that are in close proximity.

The analysis of our results of continuing operations excludes the operating results of the above-referenced 11 stores which have been classified as discontinued operations for all periods presented.

Industry Comparison

We operate in the U.S. automotive aftermarket, which has two general lines of business: the Service Business defined as Do-It-For-Me (service labor, installed merchandise and tires) and the Retail Business defined as Do-It-Yourself (retail merchandise) and commercial. Generally, specialized automotive retailers focus on either the Retail or Service area of the business. We believe that operation in both the Retail and Service areas positively differentiates us from most of our competitors. Although we manage our performance at a store level in aggregation, we believe that the following presentation, which includes the reclassification of revenue from installed products from retail sales to service center revenue, shows an accurate comparison against competitors within the two sales arenas. We compete in the Retail area of the business through our retail sales floor and commercial sales business. Our Service Center business competes in the Service area of the industry. The following table presents the revenues and gross profit for each area of the business.

(dollar amounts in thousands)	Fiscal Year ended January 30, 2010	Fiscal Year ended January 31, 2009	Fiscal Year ended February 2, 2008
Retail sales(1)	$1,013,308	$1,058,021	$1,226,175
Service center revenue(2)	897,630	869,767	911,900
Total revenues	$1,910,938	$1,927,788	$2,138,075
Gross profit from retail sales(3)	$ 275,051	$ 273,262	$ 277,206
Gross profit from service center revenue(4)	211,056	192,170	209,031
Total gross profit	$ 486,107	$ 465,432	$ 486,237

(1) Excludes revenues from installed products.

(2) Includes revenues from installed products.

(3) Gross profit from retail sales includes the cost of products sold, buying, warehousing and store occupancy costs.

(4) Gross profit from service center revenue includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

Effects of Inflation

We use the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although we cannot accurately determine the precise effect of inflation on operations, we do not believe inflation has had a material effect on revenues or results of operations during all fiscal years presented.

CAPITAL & LIQUIDITY

Capital Resources and Needs

Our cash requirements arise principally from the purchase of inventory, capital expenditures related to existing and new stores, offices and distribution centers, debt service and contractual obligations. Cash flows realized through the sales of automotive services, tires, parts and accessories are our primary source of liquidity. Net cash provided by continuing operations was $87,223,000 for fiscal 2009 compared to a use of cash of $39,507,000 in fiscal 2008. The $126,730,000 improvement from the prior year was due to a $72,749,000 increase in our net earnings (net of non-cash adjustments) and a $53,663,000 favorable change in operating assets and liabilities. The change in operating assets and liabilities was primarily due to favorable changes in inventory of $10,818,000, accounts payable of $23,443,000 and in all other assets and liabilities of $19,402,000. The improved cash flows from inventory resulted from more disciplined inventory management, including reduced seasonal inventory purchases, inventory lead times and safety stocks. The improvement in accounts payable after taking into consideration changes in the trade payable program liability (shown as cash flows from financing activities on the Consolidated Statements of Cash Flows) improved by $7,936,000 primarily due to the timing of our accounts payable cycle. The favorable change in all other assets and liabilities was due to reduced accounts receivable as a result of improved collection of vendor allowances and trade receivables. In addition, in the prior year, we expended approximately $5,000,000 to convert our vacation plan to a paid time off plan, satisfied approximately $19,918,000 of liabilities associated with the defined benefit portion of the executive supplemental retirement plan and paid $4,539,000 in connection with reducing the notional value on our interest rate swap.

Cash used in investing activities was $29,871,000 for fiscal 2009 as compared to cash provided of $78,726,000 in fiscal 2008. During fiscal 2009, we sold four properties that were classified as held for sale for net proceeds of $3,602,000, of which $1,758,000 is included in discontinued operations. We also completed sale leaseback transactions on four stores for net proceeds of $12,863,000. During fiscal 2009, we acquired substantially all of the assets (other than real property) of Florida Tire, Inc. for $2,695,000. In connection with the acquisition, we recorded a contingent liability of $1,660,000 which could result in future payments through November 2013. Fiscal 2008 included positive cash flows of $211,470,000 primarily due to sale leaseback transactions. The proceeds were used primarily to repurchase 29 properties for $117,121,000 that were previously leased under a master operating lease. Capital expenditures were $43,214,000 and $34,762,000, for fiscal 2009 and fiscal 2008, respectively. Capital expenditures for the current year were for improvement of our existing stores and distribution centers, opening of new Service & Tire Centers and one prototype Supercenter.

Our fiscal 2010 capital expenditures are expected to be approximately $68,000,000 which includes the addition of approximately 40 Service & Tire Centers and required expenditures for our existing stores, offices and distribution centers. These expenditures are expected to be funded by cash on hand, net cash generated from operating activities and opportunistic single store sale leaseback transactions. Additional capacity, if needed, exists under our line of credit.

In fiscal 2009 and fiscal 2008, we used cash in financing activities of $39,358,000 and $38,813,000, respectively. In fiscal 2009, we repurchased $16,970,000 of our outstanding 7.5% Senior Subordinated Notes for $10,722,000 and repaid $23,862,000 of borrowings under our credit facility. In fiscal 2008, we used the proceeds from the sale leaseback transactions discussed above to reduce debt obligations under our then existing credit facility and to repurchase $25,465,000 principal amount of our 7.5% Senior Secured Notes for $22,005,000.

We anticipate that cash on hand, cash generated by operating activities, and cash provided by opportunistic single store sale leaseback transactions will exceed our expected cash requirements in fiscal 2010. In addition, we expect to have excess availability under our existing line of credit during the entirety of fiscal 2010. As of January 30, 2010, we had undrawn availability under our Revolving Credit Agreement of $137,848,000.

Our working capital was $205,525,000 and $179,233,000 at January 30, 2010 and January 31, 2009, respectively. Our long-term debt, as a percentage of our total capitalization, was 41% and 45% at January 30, 2010 and January 31, 2009, respectively.

As of January 30, 2010, we had an outstanding balance of $34,099,000 (classified as trade payable program liability on the condensed consolidated balance sheet) under our vendor financing program. The vendor financing program, which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors.

Contractual Obligations

The following chart represents our total contractual obligations and commercial commitments as of January 30, 2010:

Contractual Obligations	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
	(dollars in thousands)				
Long-term debt(1)	$ 307,280	$ 1,079	$ 2,158	$304,043	$ —
Operating leases	776,285	81,601	158,165	141,329	395,190
Expected scheduled interest payments on long-term debt	97,188	22,528	44,794	29,866	—
Other long-term obligations(2)	23,462	53	—	—	—
Total contractual obligations	$1,204,215	$105,261	$205,117	$475,238	$395,190

(1) Long-term debt includes current maturities.

(2) Primarily includes pension obligation of $14,164, income tax liabilities and asset retirement obligations. We made voluntary contributions of $0, $19,918 and $440, to our pension plans in fiscal 2009, 2008 and 2007, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. See Note 14 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans. The above table does not reflect the timing of projected settlements for our recorded asset disposal costs of $6,724, income tax liabilities of $2,574 and pension obligation of $14,164 because we cannot make a reliable estimate of the timing of the related cash payments.

Commercial Commitments	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
		(dollar amounts in thousands)			
Import letters of credit	$ 5	$ 5	$ —	$ —	$ —
Standby letters of credit	103,289	103,289	—	—	—
Surety bonds	10,169	8,618	1,551	—	—
Purchase obligations(1)(2)	9,047	9,047	—	—	—
Total commercial commitments	$122,510	$120,959	$1,551	$ —	$ —

(1) Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements and generally, our open purchase orders (orders that have not been shipped) are not binding agreements. Those purchase obligations that are in transit from our vendors at January 30, 2010 are considered commercial commitments.

(2) In the first quarter of fiscal 2005, we entered into a commercial commitment to purchase approximately $4,800 of products over a six-year period. At January 30, 2010, we expect to meet the cumulative minimum purchase requirements under this contract and to completely satisfy and terminate this contract during fiscal 2010.

Long-term Debt

7.50% Senior Subordinated Notes, due December 2014

On December 14, 2004, we issued $200,000,000 aggregate principal amount of 7.50% Senior Subordinated Notes due December 15, 2014. During fiscal 2009 and 2008, the Company repurchased notes in the principal amount of $16,970,000 and $25,465,000, respectively. On January 30, 2010, the outstanding balance of these notes was $157,565,000.

Senior Secured Term Loan Facility, due October 2013

On January 27, 2006, we entered into a $200,000,000 Senior Secured Term Loan facility due January 27, 2011. This facility is secured by a collateral pool consisting of real property and improvements associated with our stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest at the rate of London Interbank Offered Rate (LIBOR) plus 3.0% on this facility was payable starting in February 2006. Proceeds from this facility were used to satisfy and discharge our then outstanding $43,000,000 6.88% Medium Term Notes due March 6, 2006 and $100,000,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under our line of credit by approximately $39,000,000.

On October 27, 2006, we amended and restated the Senior Secured Term Loan facility to (i) increase the size from $200,000,000 to $320,000,000, (ii) extend the maturity from January 27, 2011 to October 27, 2013 and (iii) reduce the interest rate from LIBOR plus 3.00% to LIBOR plus 2.75%.Proceeds were used to satisfy and discharge $119,000,000 in outstanding 4.25% convertible Senior Notes due June 1, 2007.

On February 15, 2007, we further amended the Senior Secured Term Loan facility to reduce the interest rate from LIBOR plus 2.75% to LIBOR plus 2.00%.

On November 27, 2007, we sold the land and buildings for 34 owned properties to an independent third party. We used $162,558,000 of the net proceeds to prepay a portion of the Senior Secured Term Loan facility. This prepayment reduced the principal amount of the facility to $155,000,000 and reduced the scheduled quarterly repayments from $800,000 to $391,000. In addition, the prepayment resulted in the recognition in interest expense of approximately $5,900,000 of deferred financing fees and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge.

As of January 30, 2010, 126 stores collateralized the Senior Secured Term Loan. The outstanding balance under the Term loan at the end of fiscal 2009 was $149,715,000. The $1,079,000 decline in the outstanding balance was due to quarterly principal payments.

Revolving Credit Agreement, through January 2014

On January 16, 2009, we entered into a new Revolving Credit Agreement with available borrowings up to $300,000,000. Our ability to borrow under the Revolving Credit Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total incurred fees of $6,754,000 were capitalized and are amortized over the 5 year life of the facility. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the agreement. Fees based on the unused portion of the agreement range from 37.5 to 75.0 basis points. As of January 30, 2010, there were no outstanding borrowings under the agreement.

The weighted average interest rate on all debt borrowings during fiscal 2009 and 2008 were 4.2% and 5.8%, respectively.

Other Matters

Several of our debt agreements require compliance with covenants. The most restrictive of these requirements is contained in our Revolving Credit Agreement. During any period when the availability under the Revolving Credit Agreement drops below the greater of $50,000,000 or 17.5% of the borrowing base, we are required to maintain a consolidated fixed charge coverage ratio of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the Revolving Credit Agreement, which would result in a cross-default under our 7.50% Senior Subordinated Notes and Senior Secured Term Loan.

As of January 30, 2010, the Company had no borrowings outstanding under the Revolving Credit Agreement, additional availability of approximately $137,848,000 and was in compliance with its financial covenants.

Other Contractual Obligations

On June 29, 2007, we entered into a vendor financing program with availability up to $65,000,000. Under this program, our factor made accelerated and discounted payment to our vendors and we in turn, made our regularly-scheduled full vendor payments to the factor. The availability was subsequently reduced to $40,000,000. On April 6, 2009, we replaced this program with a new program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors. There was an outstanding balance of $34,099,000 and $31,930,000 under these programs as of January 30, 2010 and January 31, 2009, respectively.

We have letter of credit arrangements in connection with our risk management, import merchandising and vendor financing programs. We were contingently liable for $5,000 and $354,000 in outstanding import letters of credit and $103,289,000 and $86,502,000 in outstanding standby letters of credit as of January 30, 2010 and January 31, 2009, respectively.

We are also contingently liable for surety bonds in the amount of approximately $10,169,000 and $9,235,000 as of January 30, 2010 and January 31, 2009, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

Off-balance Sheet Arrangements

We lease certain property and equipment under operating leases and lease financings which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. Any lease payments that are based upon an existing index or rate are included in our minimum lease payment calculations. Total operating lease commitments as of January 30, 2010 were $776,285,000.

Pension and Retirement Plans

The Company has a Supplemental Executive Retirement Plan (SERP). This unfunded plan had a defined benefit component that provided key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits were based on salary and bonuses; death benefits were based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP. On January 31, 2004, we amended and restated our SERP. This amendment converted the defined benefit portion of the SERP to a defined contribution portion for certain unvested participants and all future participants. On December 31, 2008, the Company terminated the defined benefit portion of the SERP with a $14,441,000 payment and recorded a charge of $6,005,000. The SERP currently consists of only the defined contribution plan which we refer to as our "Account Plan."

The Company has two qualified 401(k) savings plans, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. For fiscal 2009, and again for fiscal 2010, the Company's contributions were conditional upon the achievement of certain pre-established financial performance goals. The Company's savings plans' contribution expense was $3,111,000, $3,286,000 and $3,480,000 in fiscal 2009, 2008 and 2007, respectively.

We also have a defined benefit pension plan covering our full-time employees hired on or before February 1, 1992. As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefits payments. Pension plan assets are stated at fair market value and are composed primarily of money market funds, and collective trust funds primarily invested in equity and fixed income investments.

The expense under these plans for fiscal 2009, 2008 and 2007 was $6,415,000, $11,925,000 and $7,532,000, respectively. The fiscal 2008 pension expense includes a SERP settlement charge of $6,005,000. Pension expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.7% and a discount rate of 6.5%. In developing the expected return on asset assumptions, we evaluated input from our actuaries, including their review of asset class return expectations. The discount rate utilized for the pension plans is based on a model bond portfolio with durations that match the expected payment patterns of the plans. We continue to evaluate our actuarial assumptions and make adjustments as necessary for the existing plans. In fiscal 2008, we contributed an aggregate of $19,918,000 to our pension plans to fund the retirement obligations and for the termination of the defined benefit portion of the SERP. Based upon the current funded status of the Account Plan, we do not expect to make any cash contributions in fiscal 2010. See Note 14 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, share-based compensation, risk participation agreements, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements:

- Inventory is stated at the lower of cost, as determined under LIFO, or market in the consolidated financial statements. We evaluate whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and current market conditions. In addition, historically we have been able to return excess items to vendors for credit. Future changes in vendors, in their policies or in their willingness to accept returns of excess inventory, could require a revision in the estimates. If our estimates regarding excess or obsolete inventory are inaccurate, we may incur losses or gains that could be material. A 10% difference in these estimates at January 30, 2010 would have affected net earnings by approximately $0.7 million for fiscal 2009.
- We have risk participation arrangements with respect to workers' compensation, general liability, automobile liability, other casualty coverages and health care insurance, including stop loss coverage with third party insurers to limit our total exposure. A reserve for the liabilities associated with these agreements is established using generally accepted actuarial methods followed in the insurance industry and our historical claims experience. The amounts included in our costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at January 30, 2010 would have affected net earnings by approximately $4.7 million for fiscal 2009.
- We record reserves for future product returns, warranty claims and inventory shrinkage. The reserves are based on expected returns of products and historical claims and inventory shrinkage experience. If actual experience differs from historical levels, revisions in our estimates may be required. A 10% change in these reserves at January 30, 2010 would have affected net earnings by approximately $0.8 million for fiscal 2009.
- We have significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates and merit and promotion increases. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the

assumptions. The following table highlights the sensitivity of our pension obligation and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption (dollars in thousands)	Impact on Annual Pension Expense	Impact on Projected Benefit Obligation
0.50 percentage point decrease in discount rate	Increase $343	Increase $2,683
0.50 percentage point increase in discount rate	Decrease $343	Decrease $2,683
5.00 percentage point decrease in expected rate of return on assets	Increase $107	—
5.00 percentage point increase in expected rate of return on assets	Decrease $107	—

- We periodically evaluate our long-lived assets for indicators of impairment. Management's judgments, including judgments related to store cash flows, are based on market and operating conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- We have a share-based compensation plan, which includes stock options and restricted stock units, or RSUs. We account for our share-based compensation plans on a fair value basis. We determine the fair value of our stock options at the date of the grant using the Black-Scholes option-pricing model. The RSUs are awarded at a price equal to the market price of our underlying stock on the date of the grant. The pricing model and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include the expected life of stock options, expected stock price volatility, future employee stock option exercise behaviors and the estimate of award forfeitures. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are different from these assumptions, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. In addition, significant changes in these assumptions could materially impact our share-based compensation expense on future awards. A 10% change in our share-based compensation expense for fiscal 2009 would have affected net earnings by approximately $165,000.

- We are required to estimate our income taxes in each of the jurisdictions in which we operate. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. We determine our provision for income taxes based on federal and state tax laws and regulations currently in effect, some of which have been recently revised. Legislation changes currently proposed by certain states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have a material effect on our net earnings.

  At any one time our tax returns for many tax years are subject to examination by U.S. Federal, commonwealth, and state taxing jurisdictions. For income tax benefits related to uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases, and outcomes of tax audits. To the extent our actual tax liability differs from our established tax liabilities for unrecognized tax benefits, our effective tax rate may be materially impacted. While it is often difficult to predict the final outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more-likely-than-not, we must establish a valuation allowance. In this regard when determining whether or not we should establish a valuation allowance, the Company considers various tax planning strategies, including potential real estate transactions, as future taxable income. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods from either operations or projected tax planning strategies. We had net deferred tax assets of $28,187,000 and $41,860,000 as of January 30, 2010 and January 31, 2009, respectively.

RECENT ACCOUNTING STANDARDS

In December 2008, the Financial Accounting Standards Board (FASB) issued updated guidance on employers' disclosures about postretirement benefit plan assets, which is included in the Accounting Standards Codification (ASC) 715 "Compensation—Retirement Benefits." The guidance requires additional disclosures about plan assets of a defined benefit pension or other postretirement plans and is effective for fiscal years ending after December 15, 2009. The adoption did not have a material impact on the Company's consolidated financial position or results of operations as it only amends the required disclosures.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13 "Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force," (ASU 2009-13). This update eliminates the residual method of allocation and requires that consideration be allocated to all deliverables using the relative selling price method. ASU 2009-13 is effective for material revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not believe the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements—Improving Disclosures on Fair Value Measurements" (ASU 2010-06). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that in the reconciliation of level 3 inputs, the entity should report separately information on purchases, sales, issuances or settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregating, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets ASC 715. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 for requirements that are effective December 15, 2009 did not have a material affect on the Company's consolidated financial statements. The Company is evaluating the impact on its consolidated financial statements for those requirements of ASU 2010-06 which are effective December 15, 2010.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has market rate exposure in its financial instruments due to changes in interest rates.

Variable and Fixed Rate Debt

The Company's Revolving Credit Agreement bears interest at LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the facility. At January 30, 2010, there were no outstanding borrowings under the agreement. Additionally, the Company has a Senior Secured Term Loan facility with a balance of $149,715,000 at January 30, 2010, that bears interest at three month LIBOR plus 2.00%. Excluding our interest rate swap, a one percent change in the LIBOR rate would have affected net earnings by approximately $1.0 million for fiscal 2009.

At January 30, 2010, the fair value of the Company's fixed rate debt instruments, principally the $157,565,000 7.50% Senior Subordinated Notes, due December 15, 2014,was $148,899,000.

At January 31, 2009, the Company had outstanding $179,050,000 of fixed rate notes with an aggregate fair market value of $84,301,000. The Company determines fair value on its fixed rate debt by using quoted market prices and current interest rates.

Interest Rate Swaps

On November 2, 2006, the Company entered into an interest rate swap for a notional amount of $200,000,000. The Company has designated the swap a cash flow hedge on the first $200,000,000 of the Company's $320,000,000 Senior Secured Tem Loan facility. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013.

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. The Company used $162,558,000 of the net proceeds from the transaction to prepay a portion of the Senior Secured Term Loan facility which eliminated a portion of the future interest payments hedged by the November 2, 2006 interest rate swap. The Company discontinued hedge accounting for the unmatched portion of the November 2, 2006 swap and reclassified a $2,259,000 pre-tax loss from other comprehensive income to interest expense. On November 27, 2007, the Company re-designated $145,000,000 notional amount of the interest rate swap as a cash flow hedge to fully match the future interest payments under the Senior Secured Term Loan facility. As a result, all future changes in the fair value of this interest rate swap that has been re-designated as a hedge will be recorded to accumulated other comprehensive loss. From the period of November 27, 2007 through February 1, 2008 the Company incurred interest expense of $1,907,000 for changes in fair value related to the $55,000,000 unmatched portion of this swap. On February 1, 2008, the Company recorded $4,539,000 within accrued expenses to reduce the notional amount of the interest rate swap to $145,000,000 from the original $200,000,000 amount. The $4,539,000 was paid on February 4, 2008. As of January 30, 2010 and January 31, 2009, respectively, the fair value of the swap was a net $16,401,000 and $15,808,000 payable recorded within other long-term liabilities on the balance sheet.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 30, 2010 and January 31, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 30, 2010 and January 31, 2009 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 12, 2010

CONSOLIDATED BALANCE SHEETS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	January 30, 2010	January 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,326	$ 21,332
Accounts receivable, less allowance for uncollectible accounts of $1,488 and $1,912	22,983	28,831
Merchandise inventories	559,118	564,931
Prepaid expenses	24,784	25,390
Other current assets	65,428	62,421
Assets held for disposal	4,438	12,653
Total current assets	716,077	715,558
Property and equipment—net	706,450	740,331
Deferred income taxes	58,171	77,708
Other long-term assets	18,388	18,792
Total assets	$1,499,086	$1,552,389
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 202,974	$ 212,340
Trade payable program liability	34,099	31,930
Accrued expenses	242,416	254,754
Deferred income taxes	29,984	35,848
Current maturities of long-term debt	1,079	1,453
Total current liabilities	510,552	536,325
Long-term debt less current maturities	306,201	352,382
Other long-term liabilities	73,933	70,322
Deferred gain from asset sales	165,105	170,204
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $1 per share: authorized 500,000,000 shares; issued 68,557,041 shares	68,557	68,557
Additional paid-in capital	293,810	292,728
Retained earnings	374,836	358,670
Accumulated other comprehensive loss	(17,691)	(18,075)
Less cost of shares in treasury—16,164,074 shares and 14,124,021 shares	276,217	219,460
Less cost of shares in benefits trust—2,195,270 shares	—	59,264
Total stockholders' equity	443,295	423,156
Total liabilities and stockholders' equity	$1,499,086	$1,552,389

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except per share data)

Year ended	January 30, 2010	January 31, 2009	February 2, 2008
Merchandise sales	$1,533,619	$1,569,664	$1,749,578
Service revenue	377,319	358,124	388,497
Total revenues	1,910,938	1,927,788	2,138,075
Costs of merchandise sales	1,084,804	1,129,162	1,305,952
Costs of service revenue	340,027	333,194	345,886
Total costs of revenues	1,424,831	1,462,356	1,651,838
Gross profit from merchandise sales	448,815	440,502	443,626
Gross profit from service revenue	37,292	24,930	42,611
Total gross profit	486,107	465,432	486,237
Selling, general and administrative expenses	430,261	485,044	518,373
Net gain from disposition of assets	1,213	9,716	15,151
Operating profit (loss)	57,059	(9,896)	(16,985)
Non-operating income	2,261	1,967	5,246
Interest expense	21,704	27,048	51,293
Earnings (loss) from continuing operations before income taxes and discontinued operations	37,616	(34,977)	(63,032)
Income tax expense (benefit)	13,503	(6,139)	(25,594)
Earnings (loss) from continuing operations before discontinued operations	24,113	(28,838)	(37,438)
Loss from discontinued operations, net of tax benefit of $(580), $(857) and $(2,463)	(1,077)	(1,591)	(3,601)
Net earnings (loss)	$ 23,036	$ (30,429)	$ (41,039)
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations before discontinued operations	$ 0.46	$ (0.55)	$ (0.72)
Loss from discontinued operations, net of tax	(0.02)	(0.03)	(0.07)
Basic earnings (loss) per share	$ 0.44	$ (0.58)	$ (0.79)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations before discontinued operations	$ 0.46	$ (0.55)	$ (0.72)
Loss from discontinued operations, net of tax	(0.02)	(0.03)	(0.07)
Diluted earnings (loss) per share	$ 0.44	$ (0.58)	$ (0.79)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	Common Stock				Treasury Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shares	Amount	Accumulated Other Comprehensive Loss	Benefit Trust	Total Stockholders' Equity
Balance, February 3, 2007	68,557,041	$68,557	$289,384	$463,797	(12,427,687)	$(185,339)	$ (9,380)	$(59,264)	$567,755
Comprehensive loss:									
Net loss				(41,039)					(41,039)
Changes in net unrecognized other postretirement benefit costs, net of tax of $1,455							2,462		2,462
Fair market value adjustment on derivatives, net of tax of ($4,367)							(7,388)		(7,388)
Total comprehensive loss									(45,965)
Cash dividends ($.27 per share)				(14,177)					(14,177)
Effect of uncertainty for income taxes				(155)					(155)
Change in measurement date of retirement benefit effect, net of tax				(189)			123		(66)
Effect of stock options and related tax benefits			1,752	(1,332)	291,125	4,984			5,404
Effect of restricted stock unit conversions			(4,818)		176,256	3,038			(1,780)
Stock compensation expense			9,756						9,756
Repurchase of common stock					(2,702,460)	(50,841)			(50,841)
Dividend reinvestment plan				(86)	53,672	867			781
Balance, February 2, 2008	68,557,041	68,557	296,074	406,819	(14,609,094)	(227,291)	(14,183)	(59,264)	470,712
Effect of Split Dollar accounting, net of tax				(1,165)					(1,165)
Comprehensive loss:									
Net loss				(30,429)					(30,429)
Changes in net unrecognized other postretirement benefit costs, net of tax of ($566)							(958)		(958)
Fair market value adjustment on derivatives, net of tax of ($1,734)							(2,934)		(2,934)
Total comprehensive loss									(34,321)
Cash dividends ($.27 per share)				(14,111)					(14,111)
Effect of stock options and related tax benefits			(1,154)	(37)	3,750	60			(1,131)
Effect of restricted stock unit conversions			(4,935)		279,458	4,512			(423)
Stock compensation expense			2,743						2,743
Dividend reinvestment plan				(2,407)	201,865	3,259			852
Balance, January 31, 2009	68,557,041	68,557	292,728	358,670	(14,124,021)	(219,460)	(18,075)	(59,264)	423,156
Comprehensive income:									
Net earnings				23,036					23,036
Changes in net unrecognized other postretirement benefit costs, net of tax of $352							595		595
Fair market value adjustment on derivatives, net of tax of ($125)							(211)		(211)
Total comprehensive income									23,420
Cash dividends ($.12 per share)				(6,286)					(6,286)
Reclassification of Benefits Trust					(2,195,270)	(59,264)		59,264	—
Effect of stock options and related tax benefits				(209)	22,000	355			146
Effect of restricted stock unit conversions			(1,493)		81,726	1,321			(172)
Stock compensation expense			2,575						2,575
Dividend reinvestment plan				(375)	51,491	831			456
Balance, January 30, 2010	68,557,041	$68,557	$293,810	$374,836	(16,164,074)	$(276,217)	$(17,691)	$ —	$443,295

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands)

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Cash flows from operating activities:			
Net earnings (loss)	$ 23,036	$ (30,429)	$ (41,039)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) continuing operations:			
Net loss from discontinued operations	1,077	1,591	3,601
Depreciation and amortization	70,529	73,207	81,036
Amortization of deferred gain from asset sales	(12,325)	(10,285)	(1,030)
Stock compensation expense	2,575	2,743	9,756
Inventory impairment	—	—	32,803
Gain from debt retirement	(6,248)	(3,460)	—
Deferred income taxes	13,446	(6,258)	(28,187)
Gain from dispositions of assets	(1,213)	(9,716)	(15,151)
Loss from asset impairment	2,884	3,427	7,199
Change in fair value of de-designated derivatives	—	177	9,268
Increase in cash surrender value of life insurance policies	—	—	(4,928)
Other	345	360	(828)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, prepaid expenses and other	7,175	23,904	(1,579)
Decrease (increase) in merchandise inventories	7,039	(3,779)	13,087
Decrease in accounts payable	(9,640)	(33,083)	(20,066)
(Decrease) increase in accrued expenses	(13,238)	(34,993)	10,083
Increase (decrease) in other long-term liabilities	2,384	(11,992)	(3,224)
Net cash provided by (used in) continuing operations	87,826	(38,586)	50,801
Net cash (used in) provided by discontinued operations	(603)	(921)	1,983
Net cash provided by (used in) operating activities	87,223	(39,507)	52,784
Cash flows from investing activities:			
Cash paid for master lease property	—	(117,121)	—
Cash paid for property and equipment	(43,214)	(34,762)	(43,116)
Proceeds from dispositions of assets	14,776	210,635	162,712
Life insurance proceeds received	—	15,588	30,045
Acquisition of Florida Tire, Inc.	(2,695)	—	—
Other	(500)	—	—
Net cash (used in) provided by continuing operations	(31,633)	74,340	149,641
Net cash provided by (used in) discontinued operations	1,762	4,386	(379)
Net cash (used in) provided by investing activities	(29,871)	78,726	149,262
Cash flows from financing activities:			
Borrowings under line of credit agreements	249,704	205,162	570,094
Payments under line of credit agreements	(273,566)	(223,345)	(545,617)
Borrowings on trade payable program liability	192,324	196,680	142,884
Payments on trade payable program liability	(190,155)	(179,004)	(142,620)
Payments for finance issuance costs	—	(6,936)	(85)
Proceeds from lease financing	—	8,661	4,827
Long-term debt and capital lease obligation payments	(11,990)	(26,798)	(165,695)
Dividends paid	(6,286)	(14,111)	(14,177)
Repurchase of common stock	—	—	(58,152)
Other	611	878	5,537
Net cash used in financing activities	(39,358)	(38,813)	(203,004)
Net increase (decrease) in cash and cash equivalents	17,994	406	(958)
Cash and cash equivalents at beginning of year	21,332	20,926	21,884
Cash and cash equivalents at end of year	$ 39,326	$ 21,332	$ 20,926
Supplemental cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 24,509	$ 26,548	$ 44,129
Cash received from income tax refunds	$ 921	$ —	$ 59
Cash paid for income taxes	$ 4,768	$ 1,330	$ 3,147
Non-cash investing activities:			
Accrued purchases of property and equipment	$ 1,738	$ 1,214	$ 1,985

See notes to the consolidated financial statements

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. The Company bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of the Company's assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and the Company includes any revisions to its estimates in the results for the period in which the actual amounts become known.

The Company believes the significant accounting policies described below affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. Accordingly, these are the policies the Company believes are the most critical to aid in fully understanding and evaluating the historical consolidated financial condition and results of operations.

BUSINESS The Company is engaged principally in automotive repair and maintenance and in the sale of automotive tires, parts and accessories through a chain of stores. The Company currently operates stores in 35 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal 2009, which ended January 30, 2010, fiscal 2008, which ended January 31, 2009, and fiscal 2007 which ended February 2, 2008 were all comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with an initial maturity of three months or less when purchased. All credit and debit card transactions that settle in less than seven days are also classified as cash and cash equivalents.

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based upon an evaluation of the credit worthiness of its customers. The allowance is reviewed for adequacy at least quarterly, and adjusted as necessary. Specific accounts are written off against the allowance when management determines the account is uncollectible.

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $482,022 and $493,886 as of January 30, 2010 and January 31, 2009, respectively. During fiscal 2009, 2008 and 2007, the effect of LIFO layer liquidations on gross profit was immaterial.

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company also records adjustments for potentially excess and obsolete inventories based on current inventory levels, the historical analysis of product sales and current market conditions. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company records these adjustments when less than full credit is expected from a vendor or when market value is lower than recorded costs. These adjustments are reviewed on a quarterly basis for adequacy. The Company's inventory adjustments for these matters were $12,992 and $15,874 as of January 30, 2010 and January 31, 2009, respectively.

During the third quarter of fiscal 2007, the Company recorded an inventory impairment charge of $32,803 in costs of merchandise sales for the discontinuance and planned exit of certain non-core merchandise products adopted as one of the initial steps in the Company's long-term strategic plan.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Property and equipment information follows:

	January 30, 2010	January 31, 2009
Property and equipment		
Land	$ 204,709	$ 207,608
Buildings and improvements	826,804	822,950
Furniture, fixtures and equipment	695,072	685,707
Construction in progress	1,550	2,576
Accumulated depreciation and amortization	(1,021,685)	(978,510)
Property and equipment—net	$ 706,450	$ 740,331

LEASES The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company. The calculation of straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company expenses rent during the construction or build-out phase of the lease.

SOFTWARE CAPITALIZATION The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

TRADE PAYABLE PROGRAM LIABILITY In April 2009 the Company replaced the previously existing trade payable program with a new program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors and we in turn make our regularly scheduled full vendor payments to the bank participants. The total availability under the new program was $50,000 as of January 30, 2010.

INCOME TAXES The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The Company recognizes taxes payable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes it is more likely than not that the asset will not be recoverable, a valuation allowance must be established. Cumulative losses in recent years constitute "negative evidence" that recovery is not more likely than not, which must be rebutted by "positive evidence" to avoid establishing a valuation allowance. To establish this positive evidence, the Company considers various tax planning strategies for generating taxable income sufficient to utilize the deferred tax assets, including the potential sale of real estate and the conversion of the Company's inventory accounting policy from LIFO to FIFO. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted.

In evaluating our income tax positions, we record liabilities for potential exposures. These tax liabilities are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to, settlement of tax audits, expiration of the statute of limitations, and changes in the tax code and regulations, along with varying application of tax policy and administration within those jurisdictions. Refer to Note 8 for further discussion of income taxes and changes in unrecognized tax benefit during fiscal 2009.

SALES TAXES The Company presents sales net of sales taxes in its consolidated statements of operations.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. Service revenue consists of the labor charged for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Gift cards are recorded as deferred revenue until redeemed for product or services. The Company does not record any revenue from cards which are never utilized by customers.

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the first quarter of fiscal 2009, the Company launched a Customer Loyalty program. The program allows members to earn points for each qualifying purchase. Points earned allow members to receive a certificate that may be redeemed on future purchases. The retail value of points earned by our loyalty program members is included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned, based on the historic and projected rate of redemption.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits, service center occupancy costs and cost of providing free or discounted towing services to our customers. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volume. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

Generally vendor support funds are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to offset certain other direct expenses if the Company determines the allowances are for specific, identifiable incremental expenses.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by the respective vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor is warranted in full by the Company for a limited specific time period. The Company establishes its warranty reserves based on experience. These costs are included in either our costs of merchandise sales or costs of service revenue in the consolidated statement of operations.

The reserve for warranty activity for the years ended January 30, 2010 and January 31, 2009, respectively, are as follows:

Balance, February 2, 2008	$ 247
Additions related to sales in the current year	13,439
Warranty costs incurred in the current year	(12,889)
Balance, January 31, 2009	797
Additions related to sales in the current year	15,572
Warranty costs incurred in the current year	(15,675)
Balance, January 30, 2010	$ 694

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADVERTISING The Company expenses the costs of advertising the first time the advertising takes place. Gross advertising expense for fiscal 2009, 2008 and 2007 was $52,565, $73,700 and $78,475, respectively. No advertising costs were recorded as assets as of January 30, 2010 or January 31, 2009.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs. See discussion of current year impairments in Note 11, "Store Closures and Asset Impairments."

EARNINGS PER SHARE Basic earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year plus incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

ACCOUNTING FOR STOCK-BASED COMPENSATION At January 30, 2010, the Company has two stock-based employee compensation plans, which are described in Note 15, "Equity Compensation Plans." Compensation costs relating to share-based payment transactions are recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award).

COMPREHENSIVE LOSS Other comprehensive loss includes pension liability and fair market value of cash flow hedges.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company may enter into interest rate swap agreements to hedge the exposure to increasing rates with respect to its certain variable rate debt agreements. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

SEGMENT INFORMATION The Company operates in one industry, the automotive aftermarket, principally using a Supercenter layout which houses both retail and service centers in one building. The Company has six operating segments defined by geographic regions which are Northeast, Mid-Atlantic, Southeast, Central, West and Southern CA. Each segment serves both our DIY and our DIFM lines of

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

business. The Company aggregates all of its operating segments and has one reportable segment. Sales by major product categories are as follows:

Year ended	January 30, 2010	January 31, 2009	February 2, 2008
Parts and accessories	$1,219,396	$1,255,975	$1,423,891
Tires	314,223	313,689	325,687
Service labor	377,319	358,124	388,497
Total revenues	$1,910,938	$1,927,788	$2,138,075

SIGNIFICANT SUPPLIERS During fiscal 2009, the Company's ten largest suppliers accounted for approximately 52% of merchandise purchased. No single supplier accounted for more than 18% of the Company's purchases. The Company has no long-term contracts or minimum purchase commitments under which the Company is required to purchase merchandise except for a contract to purchase bulk oil for use in the Company's service bays, which is anticipated to expire in 2010. Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time and generally are not binding agreements.

SELF INSURANCE The Company has risk participation arrangements with respect to workers' compensation, general liability, automobile liability, and other casualty coverages. The Company has a wholly owned captive insurance subsidiary through which it reinsures this retained exposure. This subsidiary uses both risk sharing treaties and third party insurance to manage this exposure. In addition, the Company self insures certain employee-related health care benefit liabilities. The Company maintains stop loss coverage with third party insurers through which it reinsures certain of its casualty and health care benefit liabilities. The Company records both liabilities and reinsurance receivables using actuarial methods utilized in the insurance industry based upon our historical claims experience.

RECENT ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued guidance for accounting for uncertainty in income taxes, which is included in the Accounting Standards Codification (ASC) 740 "Income Taxes." In connection with ASC 740, the Company recorded a net decrease to retained earnings of $155,000 and reclassified certain previously recognized deferred tax attributes as liabilities.

In September 2006, the FASB issued guidance for accounting for pension and other postretirement plans which were included in ASC 715 "Compensation—Retirement Benefits." ASC 715 requires entities to:

- Recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of pension and other postretirement benefit plans;

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Recognize, through comprehensive income, certain changes in the funded status of a defined benefit and post retirement plan in the year in which the changes occur;
- Measure plan assets and benefit obligations as of the end of the employer's fiscal year; and
- Disclose additional information.

The Company adopted the requirement to recognize the funded status of a benefit plan and the additional disclosure requirements at February 3, 2007. At February 2, 2008, the Company adopted the requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year end. The change of measurement date from a calendar year to the Company's fiscal year resulted in a net charge to retained earnings of $189,000 and a credit to accumulated other comprehensive loss of $123,000. This net charge to retained earnings represents the after-tax pension expense for the period from January 1, 2008 to February 2, 2008. ASC 715 did not have a material impact on the Company's consolidated financial position or results of operations after February 2, 2008.

In March 2007, the FASB issued guidance on accounting for split dollar life insurance arrangements which was included in ASC 718 "Compensation—Stock Compensation." This ASC provides guidance on determining whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded. ASC 718 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. The original guidance for accounting for split dollar life insurance arrangements was effective for fiscal years beginning after December 15, 2007. ASC 718 resulted in a $1,165,000 net of tax charge to retained earnings on February 3, 2008.

In March 2008, the FASB issued guidance for disclosures about derivative instruments and hedging activities which was included in ASC 815 "Derivatives and Hedging." This ASC requires increased qualitative, quantitative, and credit-risk disclosures. Qualitative disclosures include how and why an entity uses derivatives or hedging activity, how the entity is accounting for these activities and how the instruments affect the entity's financial position, financial performance and cash flows. Quantitative disclosures include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity's financial statements. Credit-risk disclosures include information about the existence and nature of credit risk-related contingent features included in derivative instruments. Credit-risk-related contingent features can be defined as those that require entities, upon the occurrence of a credit event (e.g., credit rating downgrade), to settle derivative instruments or to post collateral. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. ASC 815 did not have a material impact on the Company's consolidated financial position or results of operations as it only relates to required disclosures.

In December 2008, the FASB issued FASB Staff Position (FSP) 132(R)-1 which gave guidance on employers' disclosures about postretirement benefit plan assets, which is included in ASC 715 "Compensation—Retirement Benefits." The guidance requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after

(dollar amounts in thousands, except share and per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 15, 2009. The adoption did not have a material impact on the Company's consolidated financial position or results of operations as it only amends the required disclosures.

In October 2009, the FASB issued Accounting Standards Update 2009-13 "Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force," (ASU 2009-13). This update eliminates the residual method of allocation and requires that consideration be allocated to all deliverables using the relative selling price method. ASU 2009-13 is effective for material revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not believe the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06 "Fair Value Measurements—Improving Disclosures on Fair Value Measurements" (ASU 2010-06). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that in the reconciliation of level 3 inputs, the entity should report separately information on purchases, sales, issuances or settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregation, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets ASC 715. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 for requirements that are effective December 15, 2009 did not have a material affect on the Company's consolidated financial statements. The Company is evaluating the impact on its consolidated financial statements for those requirements of ASU 2010-06 which are effective December 15, 2010.

NOTE 2—BUSINESS COMBINATIONS

On October 31, 2009, the Company acquired substantially all of the assets (other than real property) and certain liabilities of Florida Tire, Inc. ("Florida Tire"), a privately held automotive service and tire business located in the Orlando Florida area consisting of 10 service locations. The Company agreed to pay up to $4,418 for Florida Tire including contingent consideration of $1,660. The Company has completed the purchase accounting for the Florida Tire acquisition and has recorded net assets of $4,354, including goodwill of $2,549.

(dollar amounts in thousands, except share and per share data)

NOTE 3—OTHER CURRENT ASSETS

The following are the components of other current assets:

	January 30, 2010	January 31, 2009
Reinsurance premiums and receivable	$61,599	$62,014
Income taxes receivable	3,600	163
Other	229	244
Total	$65,428	$62,421

NOTE 4—ACCRUED EXPENSES

The following are the components of accrued expenses:

	January 30, 2010	January 31, 2009
Casualty and medical risk insurance	$150,006	$154,046
Accrued compensation and related taxes	33,832	34,818
Sales tax payable	11,813	11,458
Other	46,765	54,432
Total	$242,416	$254,754

NOTE 5—DEBT AND FINANCING ARRANGEMENTS

The following are the components of debt and financing arrangements:

	January 30, 2010	January 31, 2009
7.50% Senior Subordinated Notes, due December 2014	$157,565	$174,535
Senior Secured Term Loan, due October 2013	149,715	150,794
Revolving Credit Agreement, through January 2014	—	23,862
Lease financing obligations, payable through October 2022	—	4,515
Capital lease obligations, payable through October 2009	—	129
	307,280	353,835
Current maturities	(1,079)	(1,453)
Total	$306,201	$352,382

(dollar amounts in thousands, except share and per share data)

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

7.50% Senior Subordinated Notes, due December 2014

On December 14, 2004, we issued $200,000 aggregate principal amount of 7.50% Senior Subordinated Notes due December 15, 2014. During fiscal 2009 and 2008, the Company repurchased notes in the principal amount of $16,970 and $25,465, respectively.

Senior Secured Term Loan Facility, due October 2013

On January 27, 2006, we entered into a $200,000 Senior Secured Term Loan facility due January 27, 2011. This facility is secured by a collateral pool consisting of real property and improvements associated with our stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest at the rate of London Interbank Offered Rate (LIBOR) plus 3.0% on this facility was payable starting in February 2006. Proceeds from this facility were used to satisfy and discharge our then outstanding $43,000 6.88% Medium Term Notes due March 6, 2006 and $100,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under our line of credit by approximately $39,000.

On October 27, 2006, we amended and restated the Senior Secured Term Loan facility to (i) increase the size from $200,000 to $320,000, (ii) extend the maturity from January 27, 2011 to October 27, 2013 and (iii) reduce the interest rate from LIBOR plus 3.00% to LIBOR plus 2.75%. Proceeds were used to satisfy and discharge $119,000 in outstanding 4.25% convertible Senior Notes due June 1, 2007.

On February 15, 2007, we further amended the Senior Secured Term Loan facility to reduce the interest rate from LIBOR plus 2.75% to LIBOR plus 2.00%.

On November 27, 2007, we sold the land and buildings for 34 owned properties to an independent third party. We used $162,558 of the net proceeds to prepay a portion of the Senior Secured Term Loan facility. This prepayment reduced the principal amount of the facility to $155,000 and reduced the scheduled quarterly repayments from $800 to $391. In addition, the prepayment resulted in the recognition in interest expense of approximately $5,900 of deferred financing fees and the reclassification from other comprehensive loss for the portion of the related interest rate swap that was no longer designated as a hedge.

As of January 30, 2010, 126 stores collateralized the Senior Secured Term Loan.

Revolving Credit Agreement, through January 2014

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500 with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000. The amendment also reduced the interest rate under the agreement to LIBOR plus 1.75% (after June 1, 2005, the rate decreased to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000 of reserves required as of December 2, 2004 under the line of credit agreement to support certain operating leases. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit

(dollar amounts in thousands, except share and per share data)

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

agreement was 7.51% at February 2, 2008. On January 16, 2009, the Company terminated this Revolving Credit Agreement and recognized in interest expense $1,172 of deferred financing costs.

On January 16, 2009, we entered into a new Revolving Credit Agreement with available borrowings up to $300,000. Our ability to borrow under the Revolving Credit Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total incurred fees of $6,754 were capitalized and are amortized over the 5 year life of the agreement. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the agreement. Fees based on the unused portion of the facility range from 37.5 to 75.0 basis points. As of January 30, 2010, there were no outstanding borrowings under the agreement.

The weighted average interest rate on all debt borrowings during fiscal 2009 and 2008 were 4.2% and 5.8%, respectively.

Other Matters

Several of our debt agreements require compliance with covenants. The most restrictive of these requirements is contained in our Revolving Credit Agreement. During any period the availability under the Revolving Credit Agreement drops below the greater of $50,000 or 17.5% of the borrowing base, we are required to maintain a consolidated fixed charge coverage ratio of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the Revolving Credit Agreement, which would result in a cross-default under our 7.50% Senior Subordinated Notes and Senior Secured Term Loan.

As of January 30, 2010, the Company had no borrowings outstanding under the Revolving Credit Agreement, additional availability of approximately $137,848 and was in compliance with its financial covenants.

Other Contractual Obligations

On June 29, 2007, we entered into a vendor financing program with a new lender with availability up to $65,000. Under this program, our factor made accelerated and discounted payment to our vendors and we in turn, made our regularly-scheduled full vendor payments to the factor. The availability was subsequently reduced to $40,000. On April 6, 2009, we replaced this program by a new $50,000 program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors. There was an outstanding balance of $34,099 and $31,930 under these programs as of January 30, 2010 and January 31, 2009, respectively.

We have letter of credit arrangements in connection with our risk management, import merchandising and vendor financing programs. We were contingently liable for $5 and $354 in

(dollar amounts in thousands, except share and per share data)

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

outstanding import letters of credit and $103,289 and $86,502 in outstanding standby letters of credit as of January 30, 2010 and January 31, 2009, respectively.

We are also contingently liable for surety bonds in the amount of approximately $10,169 and $9,235 as of January 30, 2010 and January 31, 2009, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

The annual maturities of all long-term debt for the next five fiscal years are:

Fiscal Year		Long-Term Debt
2010	Senior Secured Term Loan, due October 2013	$ 1,079
2011	Senior Secured Term Loan, due October 2013	1,079
2012	Senior Secured Term Loan, due October 2013	1,079
2013	Senior Secured Term Loan, due October 2013	146,478
2014	7.50% Senior Subordinated Notes, due December 2014	157,565
Thereafter		—
	Total	$307,280

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt including current maturities was $290,754 and $200,276 as of January 30, 2010 and January 31, 2009.

NOTE 6—LEASE AND OTHER COMMITMENTS

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. Net proceeds from this sale were $162,918. Concurrent with the sale, the Company entered into agreements to lease the stores back from the purchaser over minimum lease terms of 15 years. Each property has a separate lease with an initial term of 15 years and four five-year renewal options. The leases contain provisions to set rent at fair market value upon exercise of the renewal options. The leases have yearly incremental rental increases based on either CPI, with certain limitations, or fair market value. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified 33 of these leases as operating leases, actively uses these properties and considers the leases as normal leasebacks. Gain on the sales of these properties of $13,971 was recognized immediately upon execution of the sale and an $87,625 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases. The Company determined that it had continuing involvement in one property relating to an environmental indemnity and recorded $4,742 of the transaction's total net proceeds as a borrowing and as a financing activity in the Statement of Cash Flows. During the first quarter of fiscal 2009, the Company provided the necessary documentation to satisfy its indemnity and

(dollar amounts in thousands, except share and per share data)

NOTE 6—LEASE AND OTHER COMMITMENTS (Continued)

removed its continuing involvement with this property. The Company then recorded the sale of this property as a sale-leaseback transaction, removing the asset and related lease financing and recording an $829 deferred gain which is being recognized in costs of merchandise sales and costs of service revenues over the remaining minimum term of the lease.

During 2008, the Company sold 63 owned properties to an independent third party. Net proceeds from this sale were $211,470. Concurrent with the sale, the Company entered into agreements to lease the properties back from the purchaser over a minimum lease term of 15 years. Each property has a separate lease with initial terms of 15 years and four five-year renewal options of which none were considered bargain renewal options. The second through the fourth renewal options are at fair market rents. The leases have yearly incremental rental increases that are 1.5% of the prior year's rentals. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified these 61 leases as operating leases, actively uses these properties and considers the leases as normal leasebacks. Accordingly, a $7,655 gain on the sale of these properties was recognized immediately upon execution of the sale and an $89,930 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases. The Company determined that it had continuing involvement in two properties relating to an environmental indemnity and recorded $8,479 of the transaction's total net proceeds as a borrowing and as a financing activity in the Statement of Cash Flows. Subsequently, during fiscal 2008, the Company provided the necessary documentation to satisfy its indemnity and removed its continuing involvement with these properties. The Company then recorded the sale of these properties as sale-leaseback transactions, removing the assets and related lease financing and recorded a $3,963 deferred gain which is being recognized in costs of merchandise sales and costs of service revenues over the remaining minimum term of the leases. Of the total net proceeds for these properties, $75,951 together with $41,170 of cash on hand were used to finance, the purchase of 29 properties for $117,121 that were previously leased under a master operating lease.

In fiscal 2009, the Company sold four properties to unrelated third parties. Net proceeds from these sales were $12,863. Concurrent with these sales, the Company entered into agreements to lease the properties back from the purchasers over minimum lease terms of 15 years. Each property has a separate lease with an initial term of 15 years and four five-year renewal options. Every five years, the leases have rent increases of an amount equal to the lesser of 8% of the monthly rent due in the immediately preceding lease year or the percentage of the CPI increase between five year anniversaries. The Company classified these leases as operating leases, actively uses these properties and considers the leases as normal leasebacks. A $1,202 gain on the sale of these properties was recognized immediately upon execution of the sale and a $6,396 gain was deferred. The deferred gain is being recognized in costs of merchandise sales and costs of service revenues over the minimum term of these leases.

(dollar amounts in thousands, except share and per share data)

NOTE 6—LEASE AND OTHER COMMITMENTS (Continued)

Assets accounted for under the financing method are summarized as follows:

	January 30, 2010	January 31, 2009
Land	$ —	$ 1,859
Buildings	—	2,258
Equipment	—	2,349
Accumulated depreciation	—	(2,829)
Property and equipment—net	$ —	$ 3,637

The aggregate minimum rental payments for all leases having initial terms of more than one year are as follows:

Year	Operating Leases
2010	$ 81,601
2011	80,488
2012	77,677
2013	73,189
2014	68,140
Thereafter	395,190
Aggregate minimum lease payments	$776,285

Rental expenses incurred for operating leases in fiscal 2009, 2008, and 2007 were $75,265, $77,150 and $69,255, respectively.

NOTE 7—ASSET RETIREMENT OBLIGATIONS

The Company records asset retirement obligations as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation principally represents the removal of leasehold improvements from our stores upon termination of our store leases. The fair values of obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in present value. Costs associated with the liabilities are capitalized and amortized over the estimated remaining useful life of the asset, generally for periods of 15 years.

(dollar amounts in thousands, except share and per share data)

NOTE 7—ASSET RETIREMENT OBLIGATIONS (Continued)

The Company has recorded a liability pertaining to the asset retirement obligation in accrued expenses and other long-term liabilities on its consolidated balance sheet. The liability for asset retirement obligations activity from February 2, 2008 through January 30, 2010 is as follows:

Asset retirement obligation at February 2, 2008	$7,346
Change in assumptions	(380)
Settlements	(99)
Accretion expense	263
Asset retirement obligation at January 31, 2009	$7,130
Change in assumptions	(466)
Settlements	(154)
Accretion expense	214
Asset retirement obligation at January 30, 2010	$6,724

NOTE 8—INCOME TAXES

The provision (benefit) for income taxes includes the following:

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Current:			
Federal	$ 398	$ (464)	$ (3,646)
State	(511)	1,276	654
Foreign	149	433	2,187
Deferred:			
Federal(a)	13,820	(8,717)	(20,570)
State	42	754	(3,761)
Foreign	(395)	579	(458)
Total income tax expense/(benefit) from continuing operations(a)	$13,503	$(6,139)	$(25,594)

(a) Excludes tax benefit recorded to discontinued operations of $580 in fiscal 2009, $857 in fiscal 2008 and $2,463 in fiscal 2007.

(dollar amounts in thousands, except share and per share data)

NOTE 8—INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective rate for income tax expense (benefit) follows:

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Statutory tax rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal tax	2.4	(1.2)	(3.1)
Job credits	(0.9)	(1.5)	(0.9)
Texas law change impact	—	(6.4)	—
Tax uncertainty adjustment	(0.5)	(1.3)	(4.2)
Valuation allowance	—	8.9	—
Non deductible expenses	0.3	5.3	0.1
Stock compensation	0.8	3.9	—
Foreign taxes, net of federal	(0.7)	2.0	(1.0)
Officer's life insurance gain on surrender value	0.0	4.3	3.2
Other, net	(0.5)	3.4	0.3
	35.9%	(17.6)%	(40.6)%

(dollar amounts in thousands, except share and per share data)

NOTE 8—INCOME TAXES (Continued)

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	January 30, 2010	January 31, 2009
Deferred tax assets:		
Employee compensation	$ 3,293	$ 3,649
Store closing reserves	1,741	576
Legal reserve	769	1,826
Benefit accruals	4,628	4,998
Net operating loss carryforwards—Federal	911	8,608
Net operating loss carryforwards—State	105,375	104,671
Tax credit carryforwards	18,503	18,243
Accrued leases	12,078	13,588
Interest rate derivatives	5,872	4,861
Deferred gain on sale leaseback	66,613	69,746
Other	2,183	5,668
Gross deferred tax assets	221,966	236,434
Valuation allowance	(108,416)	(107,212)
	$ 113,550	$ 129,222
Deferred tax liabilities:		
Depreciation	$ 34,601	$ 35,153
Inventories	45,879	47,403
Real estate tax	2,885	2,946
Insurance and other	1,998	1,860
	$ 85,363	$ 87,362
Net deferred tax asset	$ 28,187	$ 41,860

As of January 30, 2010 and January 31, 2009, the Company had available tax net operating losses that can be carried forward to future years. The Company has $911 of federal net operating loss carryforwards (tax effected) which begin to expire in 2026. The Company has $4,410 of state tax net operating loss carryforwards (tax effected) related to unitary filings of which 10% will expire in the next five years beginning in 2010. The balance of the Company's net operating loss carryforwards relate to separate company filing jurisdictions that will expire in various years beginning in 2010 and have full valuation allowances against them.

The tax credit carryforward at January 30, 2010 consists of $7,232 of alternative minimum tax credits, $3,267 of work opportunity credits and $8,004 of state and Puerto Rico tax credits. The tax credit carryforward at January 30, 2009 consists of $6,970 of alternative minimum tax credits, $3,064 of work opportunity credits, $8,152 of state and Puerto Rico tax credits, and $57 of charitable contribution carryforward.

(dollar amounts in thousands, except share and per share data)

NOTE 8—INCOME TAXES (Continued)

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes that recovery is not more likely than not, a valuation allowance must be established. Cumulative losses in recent years constitute "negative evidence" that a recovery is not more likely than not, which must be rebutted by "positive evidence" to avoid establishing a valuation allowance. To establish this positive evidence, the Company considers various tax planning strategies for generating income sufficient to utilize the deferred tax assets, including the potential sale of real estate and the conversion of the Company's accounting policy for its inventory from LIFO to FIFO. After considering all this evidence, the Company had valuation allowances for these matters of $108,416 and $107,212 as of January 30, 2010 and January 31, 2009, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal, various states and Puerto Rico jurisdictions. The Company's U.S. federal returns for tax years 2004 and forward are subject to examination. State and local income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. In Puerto Rico, the 2004 through 2008 tax years are subject to examination by the Puerto Rico tax authorities. The Company has various state income tax returns in the process of examination.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 30, 2010	January 31, 2009	February 2, 2008
Unrecognized tax benefit balance at the beginning of the year	$2,458	$3,847	$ 6,392
Gross increases for tax positions taken in prior years	646	147	1,550
Gross decreases for tax positions taken in prior years	(526)	(831)	(371)
Gross increases for tax positions taken in current year	296	313	503
Settlements taken in current year	(271)	(311)	—
Lapse of statute of limitations	(192)	(707)	(4,227)
Unrecognized tax benefit balance at the end of the year	$2,411	$2,458	$ 3,847

The Company recognizes potential interest and penalties for unrecognized tax benefits in income tax expense and, accordingly, during fiscal 2009, the Company recognized approximately $449 benefit of potential interest and penalties associated with uncertain tax positions. At January 30, 2010, January 31, 2009, and February 2, 2008, the Company has recorded approximately $200, $971, and $1,172 respectively, for the payment of interest and penalties which are excluded from the $2,411 unrecognized tax benefit noted above.

(dollar amounts in thousands, except share and per share data)

NOTE 8—INCOME TAXES (Continued)

Included in the unrecognized tax benefit of $2,411, $2,458, and $3,847 at January 30, 2010, January 31, 2009 and February 2, 2008 was $1,331, $1,526, and $2,244 respectively, of tax benefits that, if recognized, would affect our annual effective tax rate.

NOTE 9—STOCKHOLDERS' EQUITY

SHARE REPURCHASE—TREASURY STOCK On September 7, 2006, the Company renewed its share repurchase program and reset the authority back to $100,000 for repurchases to be made from time to time in the open market or in privately negotiated transactions through September 30, 2007. During the first quarter of fiscal 2007, the Company repurchased 2,702,460 shares of Common Stock for $50,841. This program expired on September 30, 2007.

All of these repurchased shares were placed into the Company's treasury. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program.

BENEFITS TRUST On January 26, 2010, the Company terminated the flexible employee benefits trust (the "Trust") that was established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans. In accordance with the terms of the Trust, upon its termination, the Trust's sole asset, consisting of 2,195,270 shares of the Company's common stock, was transferred to the Company in exchange for the full satisfaction and discharge of all intercompany indebtedness then owed by the Trust to the Company. The termination of the Trust has no impact on the Company's consolidated financial statements, except for the reclassification of the shares from within the shareholders equity section of the Company's Consolidated Balance Sheets.

(dollar amounts in thousands, except share and per share data)

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following are the components of other comprehensive income (loss):

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Net earnings (loss)	$23,036	$(30,429)	$(41,039)
Other comprehensive income (loss), net of tax:			
Defined benefit plan adjustment	595	(958)	2,462
Derivative financial instrument adjustment	(211)	(2,934)	(7,388)
Comprehensive income (loss)	$23,420	$(34,321)	$(45,965)

The components of accumulated other comprehensive loss are:

	January 30, 2010	January 31, 2009	February 2, 2008
Defined benefit plan adjustment, net of tax	$ (7,158)	$ (7,753)	$ (6,795)
Derivative financial instrument adjustment, net of tax	(10,533)	(10,322)	(7,388)
Accumulated other comprehensive loss	$(17,691)	$(18,075)	$(14,183)

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS

During fiscal 2007, the Company recorded charges of $15,551 related to store closures which included a $10,963 impairment charge to fixed assets, $2,906 in long-term lease and other related obligations, net of subleases, $155 in workforce reduction costs, and store breakdown costs of $1,527. The impairment of fixed assets includes the adjustment to the market value of those owned stores that were classified as assets held for disposal and the impairment of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income.

The store closure costs are reflected in fiscal 2007 Statement of Operations as follows:

	Cost of Merchandise Sales	Cost of Service Revenue	Selling, General and Administrative	Discontinued Operations (pre-tax)	Total
Impairment of fixed assets	$5,350	$1,849	$ —	$3,764	$10,963
Long-term lease obligations, net of sub-lease	1,479	493	—	934	2,906
Workforce reduction	—	—	111	44	155
Store breakdown cost	—	—	1,102	425	1,527
Total	$6,829	$2,342	$1,213	$5,167	$15,551

During fiscal 2009 and 2008, the Company did not close any stores, however, the Company recorded $3,110 and $5,353, respectively, of asset impairment charges, to reflect declines in the commercial real estate market for vacant properties. For fiscal 2009, $2,211 was charged to

(dollar amounts in thousands, except share and per share data)

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS (Continued)

merchandise cost of sales, $673 was charged to service cost of sales and $226 (pretax) was charged to discontinued operations. For fiscal 2008, $2,779 was charged to merchandise cost of sales, $648 was charged to service cost of sales and $1,926 (pretax) was charged to discontinued operations

The following details the reserve activity for the three years in the period ended January 30, 2010. The ending reserve balance includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

	Severance and other costs	Lease Expenses	Total
Balance, February 3, 2007	$ 109	$ 690	$ 799
Store closure charge	155	2,906	3,061
Accretion of present value of liabilities	—	641	641
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	—	(627)	(627)
Cash payments	(97)	(36)	(133)
Balance, February 2, 2008	167	3,574	3,741
Accretion of present value of liabilities	—	300	300
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	(109)	102	(7)
Cash payments	(58)	(1,864)	(1,922)
Balance, January 31, 2009	—	2,112	2,112
Store closure charge	—	—	—
Accretion of present value of liabilities	—	111	111
Change in assumptions about future sublease income and lease termination	—	1,122	1,122
Cash payments	—	(1,095)	(1,095)
Balance, January 30, 2010	$ —	$ 2,250	$ 2,250

A store is classified as "held for disposal" when (i) the Company has committed to a plan to sell, (ii) the building is vacant and the property is available for sale, (iii) the Company is actively marketing the property for sale, (iv) the sale price is reasonable in relation to its current fair value and (v) the Company expects to complete the sale within one year. Assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The fair value of these assets are estimated using market appraisals for comparable properties and are classified as a Level 2 measure within the fair value hierarchy. No depreciation expense is recognized during the period the asset is held for disposal. Assets held for disposal follows:

	January 30, 2010	January 31, 2009
Land	$ 2,980	$ 7,332
Buildings and improvements	5,453	11,265
Accumulated depreciation	(3,995)	(5,944)
Property and equipment—net	$ 4,438	$12,653
Number of properties	8	13

(dollar amounts in thousands, except share and per share data)

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS (Continued)

During fiscal 2009, the Company sold four stores for $3,602 and recorded a net gain of $155 of which $109 is reported in discontinued operations. The company also decided to reopen one store and moved the asset value of $1,658 to property and equipment. In response to a continuing weak real estate market, the Company reduced its prices for certain properties and recorded a $3,110 impairment charge. The Company classifies properties as held for disposal as it continues to actively market these properties at prices the Company believes reasonable given current market conditions and expects to sell these properties within the next twelve months.

During fiscal 2008, the Company sold six properties for $6,694 and recorded a net gain of $428 of which $52 is reported in discontinued operations. On August 2, 2008, the Company purchased 29 master lease properties of which four were classified as "held for disposal." In response to a weak real estate market, the Company reduced its prices and recorded a $3,075 impairment charge during fiscal 2008.

NOTE 12—DISCONTINUED OPERATIONS

The Company's discontinued operations reflect the operating results for closed stores where the customer base was lost. Below is a summary of the results of discontinued operations:

Year ended	January 30, 2010	January 31, 2009	February 2, 2008
Merchandise sales	$ —	$ —	$21,422
Service revenue	—	—	3,988
Total revenues	$ —	$ —	$25,410
Loss from discontinued operations (pretax)	$(1,657)	$(2,448)	$(6,064)

Loss from discontinued operations relates to expenses for previously closed stores and principally includes costs for rent, taxes, payroll, repairs and maintenance, asset impairments, and gains or losses on disposal.

NOTE 13—EARNINGS PER SHARE

Basic earnings per share is based on net earnings divided by the weighted average number of shares outstanding during the period. Stock options were dilutive in fiscal 2009 and as such were included in the diluted earnings per share calculation. Stock options were anti-dilutive in fiscal 2008 and 2007. Anti-dilutive options are excluded from the diluted earnings per share calculation for years 2008 and 2007 as the Company generated a net loss for these fiscal years.

NOTE 13—EARNINGS PER SHARE (Continued)

The following schedule presents the calculation of basic and diluted earnings per share for earnings (loss) from continuing operations:

	(in thousands, except per share amounts)	Year Ended January 30, 2010	Year Ended January 31, 2009	Year Ended February 2, 2008
(a)	Earnings (loss) from continuing operations	$24,113	$(28,838)	$(37,438)
	Discontinued operations, net of tax	(1,077)	(1,591)	(3,601)
	Net earnings (loss)	$23,036	$(30,429)	$(41,039)
(b)	Basic average number of common shares outstanding during period	52,397	52,136	52,130
	Common shares assumed issued upon exercise of dilutive stock options, net of assumed repurchase, at the average market price	270	—	—
(c)	Diluted average number of common shares assumed outstanding during period	52,667	52,136	52,130
	Basic earnings (loss) per share:			
	Earnings (loss) from continuing operations (a/b)	$ 0.46	$ (0.55)	$ (0.72)
	Discontinued operations, net of tax	(0.02)	(0.03)	(0.07)
	Basic earnings (loss) per share	$ 0.44	$ (0.58)	$ (0.79)
	Diluted earnings (loss) per share:			
	Earnings (loss) from continuing operations (a/c)	$ 0.46	$ (0.55)	$ (0.72)
	Discontinued operations, net of tax	(0.02)	(0.03)	(0.07)
	Diluted earnings (loss) per share	$ 0.44	$ (0.58)	$ (0.79)

At January 30, 2010, certain stock options were excluded from the calculations of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period then ended and therefore would be anti-dilutive. The total number of such shares excluded from the diluted earnings per share calculation were 1,125,000. All outstanding stock options and non-vested restricted stock units were excluded from the computation of diluted EPS because they were anti-dilutive for fiscal 2008 and fiscal 2007.

NOTE 14—BENEFIT PLANS

DEFINED BENEFIT AND CONTRIBUTION PLANS

On December 31, 2008, the Company paid $14,441 to terminate the defined benefit portion of its Supplemental Executive Retirement Plan (SERP) and recorded a $6,005 settlement charge. The Company continues to maintain the non-qualified defined contribution portion of the SERP plan (Account Plan) for key employees designated by the Board of Directors. The Company's contribution expense for the Account Plan was $790, $163 and $440 for fiscal 2009, 2008 and 2007, respectively.

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

The Company has a qualified 401(k) savings plan and a separate savings plan for employees residing in Puerto Rico, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation under both savings plans. The Company's savings plans' contribution expense was $3,111, $3,286 and $3,480 in fiscal 2009, 2008 and 2007, respectively.

We also have a defined benefit pension plan covering our full-time employees hired on or before February 1, 1992. As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefits payments. The Company uses a fiscal year end measurement date for determining benefit obligations and the fair value of plan assets of its plans. The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

Pension expense follows:

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Service cost	$ —	$ 110	$ 166
Interest cost	2,539	3,346	3,419
Expected return on plan assets	(1,804)	(2,450)	(2,320)
Amortization of transitional obligation	—	150	163
Amortization of prior service cost	14	340	370
Recognized actuarial loss	1,766	975	1,814
Net periodic benefit cost	2,515	2,471	3,612
Settlement charge	—	6,005	—
Total pension expense	$ 2,515	$ 8,476	$ 3,612

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

The following actuarial assumptions were used to determine benefit obligation and pension expense:

	Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Benefit obligation assumptions:			
Discount rate	6.10%	7.00%	6.50%
Rate of compensation increase	N/A	N/A	4.00%(1)
Pension expense assumptions:			
Discount rate	7.00%	6.50%	5.90%
Expected return on plan assets	6.70%	6.70%	6.30%
Rate of compensation expense	N/A	4.00%(1)	4.00%(1)

(1) Bonuses are assumed to be 25% of base pay for the SERP.

The Company selected the discount rate for the benefit obligation at January 30, 2010 to reflect a rate commensurate with a model bond portfolio with durations that match the expected payment patterns of the plans. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.70% long-term rate of return on assets assumption for fiscal 2009 and 2008 and 6.30% for fiscal 2007.

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

Year ended	January 30, 2010	January 31, 2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 36,996	$ 56,533
Service cost	—	110
Interest cost	2,539	3,346
Curtailment gain	—	(2,606)
Actuarial loss	4,626	828
Benefits paid	(1,417)	(21,215)
Benefit obligation at end of year	$ 42,744	$ 36,996
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 27,692	$ 37,280
Actual return on plan assets (net of expenses)	5,582	(8,291)
Employer contributions	—	19,918
Benefits paid	(1,417)	(21,215)
Fair value of plan assets at end of year	$ 31,857	$ 27,692
Unfunded status at fiscal year end	$(10,887)	$ (9,304)
Net amounts recognized on consolidated balance sheet at fiscal year end		
Current benefit liability (included in accrued expenses)	$ —	$ —
Noncurrent benefit liability (included in other long-term liabilities)	(10,887)	(9,304)
Net amount recognized at fiscal year end	$(10,887)	$ (9,304)
Amounts recognized in accumulated other comprehensive income (pre-tax) at fiscal year end		
Net loss	$ 11,316	$ 12,233
Prior service cost	54	68
Net amount recognized at fiscal year end	$ 11,370	$ 12,301
Other comprehensive (income) loss attributable to change in pension liability recognition	$ (932)	$ 1,493
Accumulated benefit obligation at fiscal year end	$ 42,744	$ 36,996
Other information		
Employer contributions expected in fiscal 2010	$ —	$ —
Estimated prior service cost amortization in fiscal 2010	$ 1,642	$ 1,760

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

Benefit payments, including amounts to be paid from Company assets, as appropriate, are expected to be paid as follows:

2011	$ 1,785
2012	1,874
2013	2,003
2014	2,135
2015	2,267
2016 – 2020	13,405

Plan Assets and Investment Policy

Investment policies are established in accordance with the Company's Benefits Committee (the "Committee") responsibilities to the participants of the Plan and its beneficiaries, and in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The objective of the plan is to meet current and future benefit payment needs within the constraints of diversification and prudent risk taking. The Plan is diversified across asset classes to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. The Company believes that the diversification of its assets minimizes the risk due to concentration of the Plan assets.

The Company updates its long-term, strategic asset allocations annually using various analytics to determine the optimal asset mix and consideration of plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions (such as private equity and real estate), and the timing of benefit payments and contributions. Short term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and rebalanced on a monthly basis.

The manager of our investments provides advice and recommendations to help the Committee discharge its fiduciary responsibilities in furtherance of the Plan's goals and objectives. The Manager has the discretion to allocate assets among funds within each asset class to conform to strategic targets and ranges established by the Committee. Our target asset allocation is 50% equity securities and 50% fixed income. Equity securities include Pep Boys common stock in the amounts of $0 and $200 (0.6% of total plan assets) at January 30, 2010 and January 31, 2009, respectively. The investment policy

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

requires that the asset allocation be maintained within certain ranges. The weighted average asset allocations and asset allocation ranges by asset category are as follows:

Weighted Average Asset Allocations

	January 30, 2010	January 31, 2009	Asset Allocation Ranges
Total equities	48%	44%	45 – 55%
Domestic equities	32%	—	28 – 38%
Non-US equities	17%	—	12 – 22%
Fixed income	52%	56%	45 – 55%

The table below provides the fair values of the company's pension plan assets at January 30, 2010, by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category (see Note 17 for definition of levels). The significant amount of Level 2 investments in the table results from including in this category, investments in pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis, and fixed income securities that are valued using model based pricing services.

Asset Category	Level 1	Level 2	Level 3	Fair Value
Money market fund	$ 36	—	—	$ 36
Domestic equities				
US Small/Mid Cap Growth	—	$ 988	—	988
US Small/Mid Cap Value	—	996	—	996
US Large Cap Passive	—	8,110	—	8,110
Non-U.S. equities				
Non-US Core Equity	—	5,279	—	5,279
Fixed income				
Long Duration	—	6,702	—	6,702
Long Duration Passive	—	8,538	—	8,538
Guaranteed annuity contracts	—	—	$1,208	1,208
Total	**$ 36**	**$30,613**	**$1,208**	**$31,857**

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

Money market funds are valued using a market approach based on the quoted market prices of identical instruments. These investments are classified within Level 1 of the fair value hierarchy.

Domestic equities, non-US equities, and both Long Duration fixed income securities consist of collective trust (CT) funds. CTs are comprised of shares or units in commingled funds that are not

(dollar amounts in thousands, except share and per share data)

NOTE 14—BENEFIT PLANS (Continued)

publicly traded. The underlying assets in these funds (equity securities and fixed income securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. CTs are valued at their net asset values (NAVs) that are calculated by the investment manager of the fund and have daily or monthly liquidity. These investments are classified within Level 2 of the fair value hierarchy.

Guaranteed annuity contracts (GACs) are annuity insurance contracts. GACs are primarily invested in public bonds with some small placement in common stock, private placement bonds and commercial mortgage products. The GACs are valued based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value. GACs are deemed to be Level 3 investments.

The following table provides a summary of changes in fair value of our Level 3 financial assets during fiscal 2009:

	Fair Value
Balance, February 1, 2009	**$ 884**
Transfers from other investments	1,558
Interest income and gains	240
Administrative fees	(57)
Benefits paid during the period	(1,417)
Balance, January 30, 2010	**$ 1,208**

DEFERRED COMPENSATION PLAN

The Company maintains a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with Company stock that vests and is expensed over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued from its treasury account.

RABBI TRUST

The Company establishes and maintains a deferred liability for the non-qualified deferred compensation plan and the Account Plan. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in variable life insurance policies. These assets are included in non-current other assets. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred liability, are recognized in the Company's Consolidated Statement of Operations. Under these plans, there were liabilities of $3,440 at January 30, 2010 and $2,699 at January 31, 2009, respectively.

(dollar amounts in thousands, except share and per share data)

NOTE 15—EQUITY COMPENSATION PLANS

The Company has a stock-based compensation plan originally approved by the stockholders on May 21, 1990 under which it has previously granted non-qualified stock options and incentive stock options to key employees and members of its Board of Directors. There are no awards remaining available for grant under the 1990 Plan. The Company has a stock-based compensation plan originally approved by the stockholders on June 2, 1999 under which it has previously granted and may continue to grant non-qualified stock options, incentive stock options and restricted stock units (RSUs) to key employees and members of its Board of Directors. On June 24, 2009, the stockholders renamed the 1999 Plan to the 2009 Plan, extended its terms to December 31, 2014 and increased the number of shares issuable thereunder by 1,500,000. As of January 30, 2010, there were 2,005,775 awards outstanding and 2,240,075 awards available for grant under the 2009 Plan.

Incentive stock options and non-qualified stock options previously granted under the 1990 and 2009 plans (i) to non-officers, vest fully on the third anniversary of their grant date and (ii) to officers, vest in equal tranches over three or four year periods.

Generally, all options granted prior to March 3, 2004 carry an expiration date of ten years and options granted on or after March 3, 2004 carry an expiration date of seven years.

RSUs previously granted to non-officers vest fully on the third anniversary of their grant date. RSUs previously granted to officers vest in equal tranches over three or four year periods.

The Company has also granted RSUs under the 2009 plan in conjunction with its non-qualified deferred compensation plan. Under the deferred compensation plan, the first 20% of an officer's bonus deferred into the Company's stock fund is matched by the Company on a one-for-one basis with RSUs that vest over a three-year period, with one third vesting on each of the first three anniversaries of the grant date.

The exercise price, term and other conditions applicable to future stock option and RSU grants under the 2009 plan are generally determined by the Board of Directors; provided that the exercise price of stock options must be at least 100% of the quoted market price of the common stock on the grant date. The Company currently satisfies all share requirements resulting from RSU conversions and option exercises from its treasury stock. The Company believes its treasury share balance at January 30, 2010 is adequate to satisfy such activity during the next twelve-month period.

The following table summarizes the options under our plans:

	Fiscal Year 2009	
	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	915,711	$13.20
Granted	948,184	4.50
Exercised	(22,000)	6.64
Forfeited	(8,748)	12.12
Expired	(150,822)	15.89
Outstanding—end of year	1,682,325	8.14
Vested and expected to vest options—end of year	1,578,753	8.30
Options exercisable—end of year	589,437	$13.24

NOTE 15—EQUITY COMPENSATION PLANS (Continued)

The following table summarizes information about options during the last three fiscal years (dollars in thousands except per option amount):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Weighted average fair value at grant date per option	$2.10	$3.47	$ 5.04
Intrinsic value of options exercised	$ 43	$ 8	$2,194

The aggregate intrinsic value of outstanding options, exercisable options and expected to vest options at January 30, 2010 was $4,128, $284 and $3,528, respectively. At January 30, 2010, the weighted average remaining contractual term of outstanding options, exercisable options and expected to vest options was 4.8 years, 2.5 years and 5.9 years, respectively. At January 30, 2010, there was approximately $1,592 of total unrecognized pre-tax compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.5 years.

The following table summarizes information about non-vested stock awards (RSUs) since January 31, 2009:

	Number of RSUs	Weighted Average Fair Value
Nonvested at January 31, 2009	319,009	$13.66
Granted	30,927	9.18
Forfeited	(8,754)	14.42
Vested	(108,589)	14.04
Nonvested at January 30, 2010	232,593	$13.76

The following table summarizes information about RSUs during the last three fiscal years (dollars in thousands except per unit amounts):

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Weighted average fair value at grant date per unit	$ 9.18	$11.25	$15.56
Fair value at vesting date	$1,455	$5,441	$3,341
Intrinsic value at conversion date	$ 675	$1,586	$3,773
Tax benefits realized from conversions	$ 251	$ 589	$1,402

At January 30, 2010, there was approximately $1,510 of total unrecognized pre-tax compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.2 years.

The Company recognized approximately $1,010, $641, and $3,060 of compensation expense related to stock options, and approximately $1,565, $2,102, and $6,696 of compensation expense related to restricted stock units, included in selling, general and administrative expenses for fiscal 2009, 2008, and 2007, respectively. The related tax benefit recognized was approximately $957, $1,019 and $3,624 for fiscal 2009, 2008 and 2007, respectively.

(dollar amounts in thousands, except share and per share data)

NOTE 15—EQUITY COMPENSATION PLANS (Continued)

Expected volatility is based on historical volatilities for a time period similar to that of the expected term. In estimating the expected term of the options, the Company has utilized the "simplified method" allowable under the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No.107, "Share-Based Payment" through December 31, 2007 and changed to an actual experience method during fiscal 2008. The risk-free rate is based on the U.S. treasury yield curve for issues with a remaining term equal to the expected term. The fair value of each option granted during fiscal 2009, 2008 and 2007 is estimated on the date of grant using the Black-Scholes option-pricing model and, in certain situations where the grant includes both a market and a service condition as described more fully below, the Month Carlo simulation model is used. The following are the weighted-average assumptions:

	Year ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Dividend yield	2.3%	2.93%	1.79%
Expected volatility	65%	45%	39%
Risk-free interest rate range:			
High	2.3%	3.2%	5.0%
Low	1.6%	2.7%	3.5%
Ranges of expected lives in years	4-5	3-4	4-5

During fiscal 2009, the Company granted 736,000 stock options with a weighted average grant date fair value of $1.69. These options have a seven year term and include both a service and a market appreciation vesting requirement. These options vest over a three year period with a third vesting on each of the three grant date anniversaries provided the market price of the Company's stock has appreciated by a certain amount. From the date of grant, the market price of the Company's stock must have appreciated, for at least 15 consecutive trading days, by $2.00 above grant price or more for 536,000 options and by $6.88 above grant price or more for 200,000 options in order to vest. The Company used a Monte Carlo simulation model to estimate the expected term and is recording the compensation expense over the service period for each separately vesting portion of the options granted. During fiscal 2009, the $2.00 market appreciation vesting requirement was satisfied.

The Company reflects in its consolidated statement of cash flows any tax benefits realized upon the exercise of stock options or issuance of RSUs in excess of that which is associated with the expense recognized for financial reporting purposes. Approximately $9, $3 and $1,104 are reflected as financing cash inflows and operating cash outflows in the Consolidated Statement of Cash Flows for fiscal 2009, 2008 and 2007, respectively.

NOTE 16—INTEREST RATE SWAP AGREEMENT

On November 2, 2006, the Company entered into an interest rate swap for a notional amount of $200,000. The Company has designated the swap as a cash flow hedge on the first $200,000 of the Company's $320,000 Senior Secured Term Loan facility. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013. The Company did not meet the documentation requirements to apply hedge accounting at inception or as

(dollar amounts in thousands, except share and per share data)

NOTE 16—INTEREST RATE SWAP AGREEMENT (Continued)

of February 3, 2007 and, accordingly, recorded the increase in the fair value of the interest rate swap of $1,490 as a reduction to interest expense. The Company documented that the swap met the requirements for hedge accounting on April 9, 2007, and prospectively records the effective portion of the change in fair value of the swap through accumulated other comprehensive loss.

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. The Company used $162,558 of the net proceeds from this transaction to prepay a portion of the Senior Secured Term Loan facility which eliminated a portion of the future interest payments hedged by the November 2, 2006 interest rate swap. The Company concluded that it was not probable that those future interest payments would occur. The Company discontinued hedge accounting for the unmatched portion of the November 2, 2006 swap and reclassified a $2,259 pre-tax loss from other comprehensive income to interest expense. Concurrent with this transaction, the Company re-designated $145,000 notional amount of the interest rate swap as a cash flow hedge to fully match the future interest payments under the Senior Secured Term Loan facility. As a result, all future changes in this interest rate swap's fair value that has been re-designated as a hedge will be recorded to accumulated other comprehensive loss. From the period of November 27, 2007 through February 1, 2008 the Company incurred interest expense of $1,907 for changes in fair value related to the $55,000 unmatched portion of this swap. On February 1, 2008, the Company recorded $4,539 within accrued expenses to reduce the notional amount of the interest rate swap to $145,000 from the original $200,000 amount. The $4,539 was paid on February 4, 2008. As of January 30, 2010 and January 31, 2009, respectively, the fair value of the swap was a net $16,401 and $15,808 payable recorded within other long-term liabilities on the balance sheet.

NOTE 17—FAIR VALUE MEASUREMENTS

The Company's fair value measurements consist of (a) non-financial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(dollar amounts in thousands, except share and per share data)

NOTE 17—FAIR VALUE MEASUREMENTS (Continued)

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

The Company's long-term investments, interest rate swap agreements and contingent consideration are measured at fair value on a recurring basis. The information in the following paragraphs and tables primarily addresses matters relative to these assets and liabilities.

Cash Equivalents:

Cash equivalents, other than credit card receivables, include highly liquid investments with an original maturity of three months or less at acquisition. We carry these investments at fair value. As a result, we have determined that our cash equivalents in their entirety are classified as a Level 1 measure within the fair value hierarchy.

Derivative liability:

The Company has one interest rate swap designated as a cash flow hedge on $145,000 of the Company's $149,715 Senior Secured Term Loan facility that expires in October 2013. The Company values this swap using observable market data to discount projected cash flows and for credit risk adjustments. The inputs used to value our derivatives fall within Level 2 of the fair value hierarchy.

Contingent Consideration:

The Company has recorded contingent consideration as a result of the acquisition of Florida Tire. The consideration may be paid to the seller on each six month anniversary of the closing date until the deferred purchase price is paid in full, subject to acceleration or cancellation clauses. The calculation of the contingent consideration is based on a weighted average probability scenario that includes management's assumptions on expected future cash flows. As a result, we have determined that our contingent consideration is classified as a Level 3 measure within the fair value hierarchy.

The following table provides information by level for assets and liabilities that are measured at fair value, on a recurring basis.

Description	Fair Value at January 30, 2010	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$39,326	$39,326		
Liabilities:				
Other long-term liabilities				
Derivative liability(a)	16,401		16,401	
Contingent consideration	1,660			1,660

(a) included in other long-term liabilities

(dollar amounts in thousands, except share and per share data)

NOTE 17—FAIR VALUE MEASUREMENTS (Continued)

The following represents the impact of fair value accounting for the Company's derivative liability on its consolidated financial statements:

	Amount of Loss in Other Comprehensive Income (Effective Portion)	Earnings Statement Classification	Amount of Loss Recognized in Earnings (Effective Portion)
Fiscal 2009	$373	Interest expense	$5,796

Non-financial assets measured at fair value on a non-recurring basis:

Certain assets are measured at fair value on a non-recurring basis, that is, the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment. In response to a continuing weak real estate market, the Company reduced its prices for certain properties held for disposal and recorded impairment charges of $3,110 and $5,353 for fiscal 2009 and 2008, respectively. The fair values were based on selling prices of comparable properties. These measures of fair value, and related inputs, are considered level 2 measures under the fair value hierarchy.

NOTE 18—LEGAL MATTERS

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated, and is in violation of, the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of fiscal 2008, the EPA informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity. During the third quarter of fiscal 2009, the Company and the EPA reached a settlement in principle of this matter requiring that the Company (i) pay a monetary penalty of $5 million, (ii) take certain corrective action with respect to certain inventory that had been restricted from sale during the course of the investigation, (iii) implement a formal compliance program and (iv) participate in certain non-monetary emission offset activities. The Company had previously accrued an amount equal to the agreed upon civil penalty and a $3 million contingency accrual with respect to the restricted inventory. During each of the third and fourth quarters of fiscal 2009, the Company reversed $1 million of the inventory accrual as a portion of the subject inventory was released for sale.

The Company is also party to various other actions and claims arising in the normal course of business.

The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

(dollar amounts in thousands, except share and per share data)

NOTE 19—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Total Revenues	Gross Profit	Operating Profit (loss)	Earnings (loss) from Continuing Operations	Earnings (Loss)	Earnings (Loss) Per Share from Continuing Operations		Earnings (Loss) Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
Year Ended January 30, 2010												
4th quarter	$452,896	$110,047	$ 6,760	$ 2,835	$ 2,268	$ 0.05	$ 0.06	$ 0.04	$ 0.04	$0.0300	$ 9.29	$7.76
3rd quarter	472,643	118,269	10,056	2,357	2,124	0.05	0.04	0.04	0.04	0.0300	10.69	8.40
2nd quarter	488,911	128,190	18,692	7,858	7,735	0.15	0.15	0.15	0.15	0.0300	10.83	5.87
1st quarter	496,488	129,601	21,551	11,063	10,909	0.21	0.21	0.21	0.21	0.0300	8.52	2.76
Year Ended January 31, 2009												
4th quarter	$465,536	$ 92,188	$(31,250)	$(32,827)	$(33,267)	$(0.63)	$(0.63)	$(0.63)	$(0.63)	$0.0675	$ 5.31	$2.62
3rd quarter	464,166	114,844	(5,036)	(7,054)	(7,282)	(0.13)	(0.13)	(0.14)	(0.14)	0.0675	9.49	3.00
2nd quarter	500,043	130,434	11,908	5,752	5,448	0.11	0.11	0.10	0.10	0.0675	10.36	6.40
1st quarter	498,043	127,966	14,482	5,291	4,672	0.10	0.10	0.09	0.09	0.0675	12.56	8.59

In the fourth quarter of 2009, the Company recorded an income tax benefit of $1,200 due to the allocation of additional costs to certain jurisdictions.

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION

The Company's 7.50% Senior Subordinated Notes (the "Notes") are fully and unconditionally and joint and severally guaranteed by certain of the Company's direct and indirectly wholly-owned subsidiaries—namely, The Pep Boys Manny Moe & Jack of California, The Pep Boys—Manny Moe & Jack of Delaware, Inc., Pep Boys—Manny Moe & Jack of Puerto Rico, Inc. and PBY Corporation, (collectively, the "Subsidiary Guarantors"). The Notes are not guaranteed by the Company's wholly owned subsidiary, Colchester Insurance Company.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of January 30, 2010 and January 31, 2009 and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for fiscal 2009, 2008 and 2007 for (i) the Company ("Pep Boys") on a parent only basis, with its investment in subsidiaries recorded under the equity method, (ii) the Subsidiary Guarantors on a combined basis including the consolidation by PBY Corporation of its wholly owned subsidiary, The Pep Boys Manny Moe & Jack of California, (iii) the subsidiary of the Company that does not guarantee the Notes, and (iv) the Company on a consolidated basis.

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 25,844	$ 10,279	$ 3,203	$ —	$ 39,326
Accounts receivable, net	13,032	9,951	—	—	22,983
Merchandise inventories	195,314	363,804	—	—	559,118
Prepaid expenses	12,607	15,070	14,255	(17,148)	24,784
Other current assets	1,101	2,667	67,038	(5,378)	65,428
Assets held for disposal	1,045	3,393	—	—	4,438
Total current assets	248,943	405,164	84,496	(22,526)	716,077
Property and equipment—net	232,115	462,128	31,544	(19,337)	706,450
Investment in subsidiaries	1,755,426	—	—	(1,755,426)	—
Intercompany receivable	—	1,058,132	83,953	(1,142,085)	—
Deferred income taxes	11,200	46,971	—	—	58,171
Other long-term assets	17,566	822	—	—	18,388
Total assets	$2,265,250	$1,973,217	$199,993	$(2,939,374)	$1,499,086
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 202,974	$ —	$ —	$ —	$ 202,974
Trade payable program liability	34,099	—	—	—	34,099
Accrued expenses	24,042	62,106	173,429	(17,161)	242,416
Deferred income taxes	6,626	28,723	—	(5,365)	29,984
Current maturities of long-term debt	1,079	—	—	—	1,079
Total current liabilities	268,820	90,829	173,429	(22,526)	510,552
Long-term debt less current maturities	306,201	—	—	—	306,201
Other long-term liability	35,125	38,808	—	—	73,933
Deferred gain from asset sales	69,724	114,718	—	(19,337)	165,105
Intercompany liabilities	1,142,085	—	—	(1,142,085)	—
Total stockholders' equity	443,295	1,728,862	26,564	(1,755,426)	443,295
Total liabilities and stockholders' equity	$2,265,250	$1,973,217	$199,993	$(2,939,374)	$1,499,086

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 12,753	$ 6,393	$ 2,186	$ —	$ 21,332
Accounts receivable, net	16,571	12,260	—	—	28,831
Merchandise inventories	199,304	365,627	—	—	564,931
Prepaid expenses	13,597	15,820	13,919	(17,946)	25,390
Other current assets	1,193	11	66,797	(5,580)	62,421
Assets held for disposal	1,830	10,823	—	—	12,653
Total current assets	245,248	410,934	82,902	(23,526)	715,558
Property and equipment—net	239,859	487,956	32,226	(19,710)	740,331
Investment in subsidiaries	1,699,568	—	—	(1,699,568)	—
Intercompany receivable	—	989,077	85,145	(1,074,222)	—
Deferred income taxes	24,075	53,633	—	—	77,708
Other long-term assets	17,614	1,178	—	—	18,792
Total assets	$2,226,364	$1,942,778	$200,273	$(2,817,026)	$1,552,389
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 212,331	$ 9	$ —	$ —	$ 212,340
Trade payable program liability	31,930	—	—	—	31,930
Accrued expenses	28,802	67,748	175,985	(17,781)	254,754
Deferred income taxes	16,355	25,238	—	(5,745)	35,848
Current maturities of long-term debt and obligations under capital leases	1,208	245	—	—	1,453
Total current liabilities	290,626	93,240	175,985	(23,526)	536,325
Long-term debt and obligations under capital leases less current maturities	332,682	19,700	—	—	352,382
Other long-term liability	34,868	35,454	—	—	70,322
Deferred gain from asset sales	70,810	119,104	—	(19,710)	170,204
Intercompany liabilities	1,074,222	—	—	(1,074,222)	—
Stockholders' equity	423,156	1,675,280	24,288	(1,699,568)	423,156
Total liabilities and stockholders' equity	$2,226,364	$1,942,778	$200,273	$(2,817,026)	$1,552,389

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$521,428	$1,012,191	$ —	$ —	$1,533,619
Service revenue	133,240	244,079	—	—	377,319
Other revenue	—	—	22,904	(22,904)	—
Total revenues	654,668	1,256,270	22,904	(22,904)	1,910,938
Costs of merchandise sales	363,320	723,116	—	(1,632)	1,084,804
Costs of service revenue	115,123	225,057	—	(153)	340,027
Costs of other revenue	—	—	19,821	(19,821)	—
Total costs of revenues	478,443	948,173	19,821	(21,606)	1,424,831
Gross profit from merchandise sales	158,108	289,075	—	1,632	448,815
Gross profit from service revenue	18,117	19,022	—	153	37,292
Gross profit from other revenue	—	—	3,083	(3,083)	—
Total gross profit	176,225	308,097	3,083	(1,298)	486,107
Selling, general and administrative expenses	151,008	282,700	318	(3,765)	430,261
Net gain from dispositions of assets	886	327	—	—	1,213
Operating profit	26,103	25,724	2,765	2,467	57,059
Non-operating (expenses) income	(15,516)	86,810	2,473	(71,506)	2,261
Interest expenses (income)	63,477	29,353	(2,087)	(69,039)	21,704
(Loss) earnings from continuing operations before income taxes	(52,890)	83,181	7,325	—	37,616
Income tax (benefit) expenses	(17,638)	28,559	2,582	—	13,503
Equity in earnings of subsidiaries	58,325	—	—	(58,325)	—
Earnings (loss) from continuing operations	23,073	56,622	4,743	(58,325)	24,113
Loss from discontinued operations, net of tax	(37)	(1,040)	—	—	(1,077)
Net earnings (loss)	$ 23,036	$ 53,582	$ 4,743	$(58,325)	$ 23,036

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$ 531,068	$1,038,596	$ —	$ —	$1,569,664
Service revenue	124,206	233,918	—	—	358,124
Other revenue	—	—	22,939	(22,939)	—
Total revenues	655,274	1,272,514	22,939	(22,939)	1,927,788
Costs of merchandise sales	391,186	739,608	—	(1,632)	1,129,162
Costs of service revenue	110,515	222,831	—	(152)	333,194
Costs of other revenue	—	—	19,621	(19,621)	—
Total costs of revenues	501,701	962,439	19,621	(21,405)	1,462,356
Gross profit from merchandise sales	139,882	298,988	—	1,632	440,502
Gross profit from service revenue	13,691	11,087	—	152	24,930
Gross profit from other revenue	—	—	3,318	(3,318)	—
Total gross profit	153,573	310,075	3,318	(1,534)	465,432
Selling, general and administrative expenses	178,650	310,098	296	(4,000)	485,044
Net gain from dispositions of assets	3,392	6,324	—	—	9,716
Operating (loss) profit	(21,685)	6,301	3,022	2,466	(9,896)
Non-operating (expense) income	(15,383)	111,434	2,543	(96,627)	1,967
Interest expense (income)	90,313	34,281	(3,385)	(94,161)	27,048
(Loss) earnings from continuing operations before income taxes	(127,381)	83,454	8,950	—	(34,977)
Income tax (benefit) expense	(41,417)	32,192	3,086		(6,139)
Equity in earnings of subsidiaries	55,683	—	—	(55,683)	—
(Loss) earnings from continuing operations	(30,281)	51,262	5,864	(55,683)	(28,838)
Loss from discontinued operations, net of tax	(148)	(1,443)	—	—	(1,591)
Net (loss) earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 2, 2008	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise sales	$ 600,611	$1,148,967	$ —	$ —	$1,749,578
Service revenue	135,110	253,387	—	—	388,497
Other revenue	—	—	24,592	(24,592)	—
Total revenues	735,721	1,402,354	24,592	(24,592)	2,138,075
Costs of merchandise sales	455,204	852,124	—	(1,376)	1,305,952
Costs of service revenue	116,453	229,844	—	(411)	345,886
Costs of other revenue	—	—	18,989	(18,989)	—
Total costs of revenues	571,657	1,081,968	18,989	(20,776)	1,651,838
Gross profit from merchandise sales	145,407	296,843	—	1,376	443,626
Gross profit from service revenue	18,657	23,543	—	411	42,611
Gross profit from other revenue	—	—	5,603	(5,603)	—
Total gross profit	164,064	320,386	5,603	(3,816)	486,237
Selling, general and administrative expenses	181,225	343,093	338	(6,283)	518,373
Net gain from dispositions of assets	3,095	12,056	—	—	15,151
Operating (loss) profit	(14,066)	(10,651)	5,265	2,467	(16,985)
Non-operating (expense) income	(15,384)	133,428	2,630	(115,428)	5,246
Interest expense (income)	126,073	43,338	(5,157)	(112,961)	51,293
(Loss) earnings from continuing operations before income taxes	(155,523)	79,439	13,052	—	(63,032)
Income tax (benefit) expense	(56,041)	25,881	4,566		(25,594)
Equity in earnings of subsidiaries	59,537	—	—	(59,537)	—
(Loss) earnings from continuing operations	(39,945)	53,558	8,486	(59,537)	(37,438)
Loss from discontinued operations, net of tax	(1,094)	(2,507)	—	—	(3,601)
Net (loss) earnings	$ (41,039)	$ 51,051	$ 8,486	$ (59,537)	$ (41,039)

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

January 30, 2010	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net earnings (loss)	$ 23,036	$ 53,582	$ 4,743	$(58,325)	$ 23,036
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by continuing operations:					
Net loss from discontinued operations	37	1,040	—	—	1,077
Depreciation and amortization	25,405	44,815	682	(373)	70,529
Amortization of deferred gain from asset sales	(4,078)	(8,620)	—	373	(12,325)
Stock compensation expense	2,575	—	—	—	2,575
Equity in earnings of subsidiaries	(58,325)	—	—	58,325	—
Gain on debt retirement	(6,248)	—	—	—	(6,248)
Deferred income taxes	2,919	10,147	380	—	13,446
Gain from disposition of assets	(886)	(327)	—	—	(1,213)
Loss from asset impairments	785	2,099	—	—	2,884
Dividends received from subsidiary	2,467	—	—	(2,467)	—
Other	204	141	—	—	345
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	8,232	520	(957)	(620)	7,175
Decrease in merchandise inventories	5,216	1,823	—	—	7,039
Decrease in accounts payable	(9,640)	—	—	—	(9,640)
Decrease in accrued expenses	(5,303)	(5,999)	(2,556)	620	(13,238)
(Decrease) increase in other long-term liabilities	(790)	3,174	—	—	2,384
Net cash (used in) provided by continuing operations	(14,394)	102,395	2,292	(2,467)	87,826
Net cash used in discontinued operations	(37)	(566)	—	—	(603)
Net cash (used in) provided by operating activities	(14,431)	101,829	2,292	(2,467)	87,223
Cash flows from investing activities:					
Cash paid for property and equipment	(18,132)	(25,082)	—	—	(43,214)
Proceeds from disposition of assets	4,845	9,931	—	—	14,776
Acquisition of Florida Tire, Inc.	(2,695)	—	—	—	(2,695)
Other	(500)	—	—	—	(500)
Net cash used in continuing operations	(16,482)	(15,151)	—	—	(31,633)
Net cash provided by discontinued operations	—	1,762	—	—	1,762
Net cash used in investing activities	(16,482)	(13,389)	—	—	(29,871)
Cash flows from financing activities:					
Borrowings under line of credit agreements	88,237	161,467	—	—	249,704
Payments under line of credit agreements	(96,669)	(176,897)	—	—	(273,566)
Borrowings on trade payable program liability	192,324	—	—	—	192,324
Payments on trade payable program liability	(190,155)	—	—	—	(190,155)
Long-term debt and capital lease obligation payments	(11,930)	(60)	—	—	(11,990)
Intercompany borrowings (payments)	67,872	(69,064)	1,192	—	—
Dividends paid	(6,286)	—	(2,467)	2,467	(6,286)
Other	611	—	—	—	611
Net cash provided by (used in) financing activities	44,004	(84,554)	(1,275)	2,467	(39,358)
Net increase in cash	13,091	3,886	1,017	—	17,994
Cash and cash equivalents at beginning of year	12,753	6,393	2,186	—	21,332
Cash and cash equivalents at end of year	$ 25,844	$ 10,279	$ 3,203	$ —	$ 39,326

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net (loss) earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by continuing operations:					
Net loss from discontinued operations	148	1,443	—	—	1,591
Depreciation and amortization	25,442	47,427	682	(344)	73,207
Amortization of deferred gain from asset sale	(3,468)	(7,161)	—	344	(10,285)
Stock compensation expense	2,743	—	—	—	2,743
Equity in earnings of subsidiaries	(55,683)	—	—	55,683	—
Gain on debt retirement	(3,460)	—	—	—	(3,460)
Deferred income taxes	10,733	(17,190)	199	—	(6,258)
Gain from disposition of assets	(3,394)	(6,322)	—	—	(9,716)
Loss from asset impairments	531	2,896	—	—	3,427
Other	365	172	—	—	537
Dividends received from subsidiary	2,464	—	—	(2,464)	—
Changes in operating assets and liabilities:					
Decrease in accounts receivable, prepaid expenses and other	17,926	2,211	5,079	(1,312)	23,904
Increase in merchandise inventories	(328)	(3,451)	—	—	(3,779)
Decrease in accounts payable	(33,083)	—	—	—	(33,083)
(Decrease) increase in accrued expenses	(28,591)	211	(7,925)	1,312	(34,993)
Decrease in other long-term liabilities	(10,154)	(1,838)	—	—	(11,992)
Net cash (used in) provided by continuing operations	(108,238)	68,217	3,899	(2,464)	(38,586)
Net cash used in discontinued operations	(82)	(839)	—	—	(921)
Net cash (used in) provided by operating activities	(108,320)	67,378	3,899	(2,464)	(39,507)
Cash flows from investing activities:					
Cash paid for property and equipment	(44,727)	(107,156)	—	—	(151,883)
Proceeds from disposition of assets	64,876	145,759	—	—	210,635
Life insurance proceeds received	15,588	—	—	—	15,588
Net cash provided by continuing operations	35,737	38,603	—	—	74,340
Net cash provided by discontinued operations	3,047	1,339	—	—	4,386
Net cash provided by investing activities	38,784	39,942	—	—	78,726
Cash flows from financing activities:					
Borrowings under line of credit agreements	87,659	117,503	—	—	205,162
Payments under line of credit agreements	(95,428)	(127,917)	—	—	(223,345)
Borrowings on trade payable program liability	196,680	—	—	—	196,680
Payments on trade payable program liability	(179,004)	—	—	—	(179,004)
Payments for finance issuance costs	(6,847)	(89)	—	—	(6,936)
Proceeds from lease financing	4,676	3,985	—	—	8,661
Long-term debt and capital lease obligation payments	(26,459)	(339)	—	—	(26,798)
Intercompany borrowings (payments)	102,037	(100,725)	(1,312)	—	—
Dividends paid	(14,111)	—	(2,464)	2,464	(14,111)
Other	878	—	—	—	878
Net cash provided by (used in) financing activities	70,081	(107,582)	(3,776)	2,464	(38,813)
Net increase (decrease) in cash	545	(262)	123	—	406
Cash and cash equivalents at beginning of year	12,208	6,655	2,063	—	20,926
Cash and cash equivalents at end of year	$ 12,753	$ 6,393	$ 2,186	$ —	$ 21,332

(dollar amounts in thousands, except share and per share data)

NOTE 20—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

As of February 2, 2008	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash flows from operating activities:					
Net (loss) earnings	$ (41,039)	$ 51,051	$ 8,486	$(59,537)	$ (41,039)
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by continuing operations:					
Net loss (earnings) from discontinued operations	1,094	2,507	—	—	3,601
Depreciation and amortization	28,606	52,168	683	(421)	81,036
Amortization of deferred gain from asset sale	(718)	(733)	—	421	(1,030)
Stock compensation expense	9,756	—	—	—	9,756
Inventory impairment	12,413	20,390	—	—	32,803
Equity in earnings of subsidiaries	(59,537)	—	—	59,537	—
Deferred income taxes	11,550	(39,929)	192	—	(28,187)
Gain from dispositions of assets	(3,095)	(12,056)	—	—	(15,151)
Loss from asset impairment	1,772	5,427	—	—	7,199
Other	(1,008)	180	—	—	(828)
Change in fair value of de-designated derivatives	9,268	—	—	—	9,268
Dividends received from subsidiary	2,467	—	—	(2,467)	—
Increase in cash surrender value of life insurance policies	(4,928)	—	—	—	(4,928)
Changes in operating assets and liabilities:					
(Increase) decrease in accounts receivable, prepaid expenses and other	(6,238)	(1,782)	6,896	(455)	(1,579)
Increase in merchandise inventories	57	13,030	—	—	13,087
Decrease in accounts payable	(20,066)	—	—	—	(20,066)
Increase (decrease) in accrued expenses	20,932	107	(11,411)	455	10,083
(Decrease) increase in other long-term liabilities	(6,265)	3,041	—	—	(3,224)
Net cash (used in) provided by continuing operations	(44,979)	93,401	4,846	(2,467)	50,801
Net cash provided by discontinued operations	659	1,324	—	—	1,983
Net cash (used in) provided by operating activities	(44,320)	94,725	4,846	(2,467)	52,784
Cash flows from investing activities:					
Cash paid for property and equipment	(17,128)	(25,988)	—	—	(43,116)
Proceeds from dispositions of assets	46,907	115,805	—	—	162,712
Life insurance proceeds received	30,045	—	—	—	30,045
Net cash provided by continuing operations	59,824	89,817	—	—	149,641
Net cash (used in) discontinued operations	(108)	(271)	—	—	(379)
Net cash provided by investing activities	59,716	89,546	—	—	149,262
Cash flows from financing activities:					
Borrowings under line of credit agreements	231,458	338,636	—	—	570,094
Payments under line of credit agreements	(221,529)	(324,088)			(545,617)
Borrowings on trade payable program liability	142,884	—	—	—	142,884
Payments on trade payable program liability	(142,620)	—	—	—	(142,620)
Payments for finance issuance costs	—	(85)	—	—	(85)
Proceeds from lease financing	—	4,827	—	—	4,827
Long-term debt and capital lease obligation payments	(165,654)	(41)	—	—	(165,695)
Intercompany borrowings (payments)	205,484	(204,811)	(673)	—	—
Dividends paid	(14,177)	—	(2,467)	2,467	(14,177)
Other	5,537	—	—	—	5,537
Repurchase of common stock	(58,152)	—	—	—	(58,152)
Net cash (used in) provided by financing activities	(16,769)	(185,562)	(3,140)	2,467	(203,004)
Net (decrease) increase in cash	(1,373)	(1,291)	1,706	—	(958)
Cash and cash equivalents at beginning of year	13,581	7,946	357	—	21,884
Cash and cash equivalents at end of year	$ 12,208	$ 6,655	$ 2,063	$ —	$ 20,926

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures The Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures mean the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in its reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that the Company communicated to its management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company's management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon the evaluation of the Company's disclosure controls and procedures, as of the end of the period covered by this report, the Company's principal executive officer and principal financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

There were no changes to the Company's internal control over financial reporting that occurred during the quarter ended January 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Pep Boys-Manny, Moe and Jack (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of January 30, 2010, management assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of January 30, 2010 was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report, which is included on page 70 herein, on the Company's internal control over financial reporting as of January 30, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the internal control over financial reporting of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 30, 2010 of the Company and our report dated April 12, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 12, 2010

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The material contained in the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's 2009 fiscal year (the "Proxy Statement"), under the captions "—Nominees for Election", "—Corporate Governance" and "SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference.

The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I of this Form 10-K, in accordance with General Instruction G (3).

The Company has adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics, together with any amendments thereto or waivers thereof, are posted on the Company's website www.pepboys.com under the "Investor Relations—Corporate Governance" section.

In addition, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may also be found under the "Investor Relations—Corporate Governance" section of our website. As required by the New York Stock Exchange ("NYSE"), promptly following our 2009 Annual Meeting, our Chief Executive Officer certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards. Copies of our corporate governance materials are available free of charge from our investor relations department. Please call 215-430-9720 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132.

ITEM 11 EXECUTIVE COMPENSATION

The material contained in the Proxy Statement under the captions "—How are Directors Compensated?", "—Director Compensation Table" and "EXECUTIVE COMPENSATION" other than the material under "—Compensation Committee Report" is hereby incorporated herein by reference.

The information regarding equity compensation plans called for by Item 201(d) of Regulation S-K is included in Item 5 of this Form 10-K.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The material contained in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The material contained in the Proxy Statement under the caption "—Certain Relationships and Related Transactions" and "—Corporate Governance" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The material contained in the Proxy Statement under the caption "—Registered Public Accounting Firm's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.

(3.1)	Amended and Restated Articles of Incorporation	Incorporated by reference from the Company's 10-K dated February 14, 2009.
(3.2)	By-Laws amended and restated	Incorporated by reference from the Company's 8-K dated February 17, 2010.
(4.1)	Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee, including form of security.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.2)	Supplemental Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.3)	Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857).
(10.1)*	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.

(10.2)*	Form of Change of Control between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.3)*	Form of Non-Competition Agreement between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.4)*	The Pep Boys—Manny, Moe & Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001.	Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003.
(10.5)*	The Pep Boys—Manny, Moe & Jack 2009 Stock Incentive Plan.	Incorporated by reference from the Company's 8-K dated June 24, 2009.
(10.6)*	The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of September 10, 2001.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.7)*	The Pep Boys-Manny, Moe & Jack Pension Plan Amendment 2005-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.8)*	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.9)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.10)*	The Pep Boys Savings Plan Amendment 2004-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.11)*	The Pep Boys Savings Plan Amendment 2005-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.12)*	The Pep Boys Savings Plan Amendment 2007-1	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 4, 2007.
(10.13)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.14)*	The Pep Boys Deferred Compensation Plan, as amended and restated	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.15)*	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of January 31, 2009)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2009.
(10.16)*	Account Plan	

(10.17)*	Flexible Employee Benefits Trust	Incorporated by reference from the Company's Form 8-K filed May 6, 1994.
(10.18)*	The Pep Boys Grantor Trust Agreement	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.19)	Credit Agreement, dated January 16, 2009, by and among the Company, as Lead Borrower, Bank of America, N.A., as Administrative Agent and the other parties thereto.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2009.
(10.20)	Master Lease Agreement, dated October 18, 2004, between the Company and with RBS Lombard, Inc.	Incorporated by reference from the Company's Form 8-K dated October 19, 2004.
(10.21)	Amended and Restated Credit Agreement, dated October 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K filed October 30, 2006.
(10.22)	First Amendment dated February 15, 2007 to Amended and Restated Credit Agreement, dated October 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K filed February 16, 2007.
(12.00)	Computation of Ratio of Earnings to Fixed Charges	Filed herewith
(21)	Subsidiaries of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith
(31.1)	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
(31.2)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
(32.1)	Principal Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
(32.2)	Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report of Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12 , 2010

THE PEP BOYS—MANNY, MOE & JACK
(REGISTRANT)

By: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ MICHAEL R. ODELL Michael R. Odell	Chief Executive Officer; Director (Principal Executive Officer)	April 12, 2010
/s/ RAYMOND L. ARTHUR Raymond L. Arthur	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 12, 2010
/s/ MAX LUKENS Max Lukens	Chairman of the Board	April 12, 2010
/s/ M. SHÂN ATKINS M. Shân Atkins	Director	April 12, 2010
/s/ ROBERT H. HOTZ Robert H. Hotz	Director	April 12, 2010
/s/ JAMES MITAROTONDA James Mitarotonda	Director	April 12, 2010

Signature	Capacity	Date
/s/ DR. IRVIN D. REID Dr. Irvin D. Reid	Director	April 12, 2010
/s/ JANE SCACCETTI Jane Scaccetti	Director	April 12, 2010
/s/ JOHN T. SWEETWOOD John T. Sweetwood	Director	April 12, 2010
/s/ NICK WHITE Nick White	Director	April 12, 2010
/s/ JAMES A. WILLIAMS James A. Williams	Director	April 12, 2010

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions(1)	Balance at End of Period
		(in thousands)			
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year ended January 30, 2010	$1,912	$1,705	$—	$2,129	$1,488
Year ended January 31, 2009	$1,937	$4,679	$—	$4,704	$1,912
Year ended February 2, 2008	$1,505	$2,420	$—	$1,988	$1,937

(1) Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts(2)	Deductions(2)	Balance at End of Period
		(in thousands)			
SALES RETURNS AND ALLOWANCES:					
Year ended January 30, 2010	$1,144	$ —	$60,603	$60,716	$1,031
Year ended January 31, 2009	$1,232	$ —	$57,899	$57,987	$1,144
Year ended February 2, 2008	$1,296	$ —	$63,471	$63,535	$1,232

(2) Sales return and allowance activity is recorded through a reduction of merchandise sales and costs of merchandise sales.

Exhibit 12

Fiscal Year Ended	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
	(in thousands, except ratios)				
Interest	$21,704	$ 27,048	$ 51,293	$ 49,342	$ 49,040
Interest factor in rental expense	25,088	25,717	23,085	19,984	22,534
Capitalized interest	—	—	—	799	867
(a) Fixed charges, as defined	$46,792	$ 52,765	$ 74,378	$ 70,125	$ 72,441
Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$37,616	$(34,977)	$(63,032)	$(13,470)	$(57,622)
Fixed charges	46,792	52,765	74,378	70,125	72,441
Capitalized interest	—	—	—	(799)	(867)
(b) Earnings, as defined	$84,408	$ 17,788	$ 11,346	$ 55,856	$ 13,952
(c) Ratio of earnings to fixed charges (b ÷ a)	1.8	—	—	—	—

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $34,977, $63,032, $14,269 and $58,489 for fiscal 2008, 2007, 2006 and 2005, respectively.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-113723, 333-160183, and 333-165013 on Form S-8 of our reports dated April 12, 2010, relating to the consolidated financial statements and financial statement schedule of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack for the fiscal year ended January 30, 2010.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 12, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael R. Odell, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2010

by: /s/ MICHAEL R. ODELL

Michael R. Odell
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond L. Arthur, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2010

by: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Michael R. Odell, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 12, 2010

by: /s/ MICHAEL R. ODELL

Michael R. Odell
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Raymond L. Arthur, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 12, 2010

by: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Management Team

Senior Executives

Michael R. Odell, *Chief Executive Officer*
Raymond L. Arthur, *Executive Vice President, Chief Financial Officer*
Joseph A. Cirelli, *Senior Vice President, Corporate Development*
Troy E. Fee, *Senior Vice President, Human Resources*
William E. Shull III, *Senior Vice President, Stores*
Scott A. Webb, *Senior Vice President, Merchandising & Marketing*
ian D. Zuckerman, *Senior Vice President, General Counsel & Secretary*

Corporate Vice Presidents

Bryan B. Hoppe, *Asset Protection*
James F. Kessler, *Financial Planning & Analysis*
Bernard K. McElroy, *Finance Officer & Treasurer*
John P. Mitchell, *Chief Information Officer*
Charles S. Rigby, *Sales Floor*
Stuart M. Rosenfeld, *Distribution*
Robert P. Sammons, *Parts*
Sanjay Sood, *Controller*
Ronald J. Stoupa, *Marketing*

Field Vice Presidents

Terence A. Winslow, *Northeast*
Michael P. McSorley, *Mid-Atlantic*
John B. Herbert, *Southeast*
David L. Wilmore, *Central*
Sean M. Chidsey, *Southern California*
William D. McCall, *West*

Board of Directors

Max L. Lukens
Chairman of the Board, Pep Boys
Former Chairman, President & CEO,
Stewart & Stevenson
Baker, Hughes

M. Shân Atkins, CPA & Chartered Accountant
Managing Director, Chetrum Capital

Robert H. Hotz
Senior Managing Director,
Houlihan Lokey Howard & Zukin

James A. Mitarotonda
Chairman, President & CEO,
Barrington Captial Group

Michael R. Odell
Chief Executive Officer, Pep Boys

Dr. Irvin D. Reid
President Emeritis and Eugene Applebaum Professor,
Community Relations, Wayne State University

Jane Scaccetti, CPA
CEO, Drucker & Scaccetti, P.C.

John T. Sweetwood
President, Woods Investment

Nick White
President & CEO, White & Associates

James A. Williams
Former Corporate President & Vice Chairman,
Gold ToeMoretz

Director Emeritus

Lester Rosenfeld

Shareholder Information

Annual Shareholder Meeting

Wednesday, June 17, 2010 at 9:00 a.m.
Hilton Philadelphia City Avenue
4200 City Avenue
Philadelphia, PA

Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below
or call the investor relations hotline at:
1-800-PEP-0135
or visit our Website at:
www.pepboys.com

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095


PEPBOYS

3111 West Allegheny Avenue • Philadelphia, PA 19132